4/9

07022427

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Filtrona plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

APR 1 1 2007

THOMSON FINANCIAL

FILE NO. 82- 34882

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 4/9/07

Filtrona plc
Annual Report and Accounts 2006

0 82-34882

FILTRONA

AR/S
12-31-06



Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.







:onsumer Packaging

lobalpack, based in Brazil, is a leading
)eciality manufacturer of complete
astic packaging sets for the cosmetic
ıd personal care, pharmaceutical,
od and chemical industries.

Cigarette Filters

Twelve locations worldwide produce a wide range of filters from monoacetate to multi-segment special filters with sophisticated adsorbent materials.

Bonded Fibre Components

With locations in the US, Germany and China, Fibertec is the leading manufacturer of bonded fibre components used in a wide range of consumer disposable products including writing instruments, inkjet printer reservoirs, medical devices and air fresheners.

Fibre Technologies overview

	2006	2005	%
Sales	**£254.7m**	£240.4m	**+5.9**
Operating profit*	**£28.1m**	£26.9m	**+4.5**
Margin	**11.0%**	11.2%	

* before intangible amortisation

Filtrona plc at a glance

Plastic Technologies

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.




TAX STAMP



Protection and Finishing Products

Facilities in the UK, Continental Europe, US, Canada, Mexico, and Brazil provide rapid supply of primarily plastic products for general protection, masking, electrical, fastening, security and finishing applications.

Coated and Security Products

Worldwide operations provide self-adhesive tear tape and coated film products for use in brand promotion, document authentication, personal identification and other security applications, including track and trace technology.

Plastic Profile and Sheet

Locations in the US, Mexico and the Netherlands supply thermoplastic profile, sheet and speciality tubes for a selected range of applications including lighting, fencing, signs and displays, refrigeration, medical and traffic control.

Plastic Technologies overview

	2006	2005	%
Sales	**£289.5m**	£273.3m	**+5.9**
Operating profit*	**£41.4m**	£37.6m	**+10.1**
Margin	**14.3%**	13.8%	

* before intangible amortisation

Filtrona plc

Filtrona is an international, market leading, speciality plastic and fibre products supplier.

By concentrating on niche international markets Filtrona has been able to establish and develop strong positions in its chosen product categories.

It is a well invested global business, headquartered in the UK, with 37 manufacturing facilities, 32 distribution units and four research facilities spread across 23 countries in the Americas, Europe and Asia. Filtrona employs some 5,600 people worldwide.

Fibertec (cover)
Filtrona Fibertec provides important components for point of care medical test kits. Each component within the diabetes test device shown incorporates 1,400 metres of fibre.

Cautionary Statement
Except for the historical information contained herein, the matters discussed in this Annual Report and Accounts include forward looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward looking statements. These risks and uncertainties include international, national and local conditions as well as competition. The Company undertakes no obligation to publicly update any statement, whether as a result of new information, future events or otherwise.

Highlights

for the year ended 31 December 2006

- Above trend organic profit growth
- Protection and Finishing Products becomes largest profit contributing line of business
- First FractureCode agreement signed
- Record performance within Plastic Profile and Sheet
- Cigarette Filters' Mexican facility makes profit in last quarter
- Fibertec factory expansion in China begins

Revenue

2004	477.5
2005	513.7
2006	544.2

£544.2m +5.9%

Operating profit△

2004	53.1
2005	57.8
2006	61.6

£61.6m +6.6%

Profit before tax

2004	45.7
2005	50.0
2006	54.6

£54.6m +9.2%

Net debt

2004	120.0
2005	120.2
2006	98.8

£98.8m

Adjusted earnings per share†

2004	14.0
2005	15.0
2006	16.0

16.0p +6.7%

Dividend per share•

2004*	5.9
2005	6.4
2006	6.9

6.9p +7.8%

△ before intangible amortisation and demerger expense
† before intangible amortisation and demerger expense less tax relief thereon
• interim dividend plus proposed final dividend
* notional

Principal International Developments

Filtrona operates in a dynamic international market environment. The Company continues to invest to expand capacity and capability, to improve operational performance and customer service and to exploit new business opportunities.

Mexico
The Monterrey Plastic Profile and Sheet facility has been expanded significantly to support business growth



United Kingdom
A new label placing line was commissioned to support business with the new generation UK passport



Brazil
The third deodorant roll-on ball line came on stream at the end of the first quarter



37 Manufacturing facilities
32 Distribution units
4 Research facilities
5,600 Employees


Germany
The expansion of the Moss distribution hub will deliver significant service benefits to the Continental European operations
China
The expansion of the successful Ningbo operation is scheduled for completion in the third quarter of 2007
Indonesia
The transfer of the Cigarette Filters business to a new and larger facility in Surabaya was completed successfully
Plastic Technologies
Fibre Technologies
Multiple

Business Review
Chairman's Statement
Jeff Harris



Results summary
This is Filtrona's first full financial year as an independent listed company following the separation from Bunzl plc in June 2005. Our management has shown the benefits of that independence by delivering revenue growth of 5.9%, profit before tax growth of 9.2%, and increasing diluted earnings per share by 8.3%. Underlying operating profit grew by 9.0%, after taking account of foreign currency translation and a full year of central service cost, which is well ahead of our historical trend of organic growth.

The Company is established as an international group with strong market positions and manufacturing facilities in most major markets in the world.

Both business segments made real progress in 2006, with Plastic Technologies showing particularly strong profit and margin improvement. Fibre Technologies recovered from the tough conditions in the first half of the year and delivered both revenue and profit growth for the full financial year.

The Company achieved an 81% improvement in net cash inflow before financing activities, increasing from £15.8m in 2005 to £28.6m.

Filtrona delivered a strong set of results in 2006. We expect to maintain good underlying growth in 2007 and, with improved cash generation and a strong balance sheet, we are seeking value enhancing acquisitions

This was largely achieved by operational management focusing on stronger working capital control. During the year interest cover increased to 10.1 times (2005: 9.6 times) and, at the year end, the ratio of net debt to earnings before interest, tax, depreciation and amortisation had improved from 1.5 in 2005 to 1.2 in 2006.

Dividend
The Board is recommending a final dividend of 4.6p per share which, if approved at the Annual General Meeting ('AGM'), will make a total of 6.9p (2005: 6.4p) per share for the full year. This represents a 7.8% increase on last year. The final dividend will be paid on 4 May 2007 to shareholders on the register at 10 April 2007.

Board
The Board, which was established at the time of flotation, has successfully introduced the high standards of governance which are appropriate to an independent listed company as well as reviewing the business strategy of the Company. It met eight times during the year, with two Board meetings being held at operating sites to enable the Non-executive Directors to meet key local management and further extend their knowledge of the Company's manufacturing facilities within the UK and Europe.

Warren Knowlton became a Non-executive Director of the Company on 1 June 2006. At the end of 2006, Warren assumed a full-time chief executive role in the US and, as a result, he is not putting himself forward for re-election at the AGM and will leave the Board on 30 April 2007. We are grateful to Warren for his valuable contribution. The recruitment of a replacement for Warren is already under way.

Employees
After the challenges presented by the demerger, Filtrona's employees renewed their focus on generating sustained growth of revenue and profit throughout 2006. The performance of the Company demonstrates the commitment and skill of Filtrona employees across the many regions in which the businesses operate. On behalf of the Board and the shareholders, I would like to thank them all for their continuing contribution to the strong development of Filtrona.

Outlook
Looking forward, Filtrona expects 2007 to be a year of further good underlying progress, although the headline results will be affected by an anticipated £5m restructuring charge. As previously announced, this charge relates to the restructuring of Cigarette Filters' manufacturing facilities to match the expected reduction in demand for conventional carbon dual filters.

In Plastic Technologies, the combination of strong market positions and the expected favourable trading conditions give the Company confidence in continued positive progress in 2007.

Within Fibre Technologies, further progress is expected in revenue and operating profit from the Bonded Fibre Components business and the Company remains confident in the future prospects for Cigarette Filters.

The Company will continue to invest in the organic growth of the business and it is anticipated that capital spend in 2007 will again be ahead of depreciation. Capital investments will reduce unit costs of production and improve both quality and service performance. Revenue investments will drive geographic expansion, product innovation and intellectual property development. In addition, the Company remains active in the pursuit of value enhancing acquisitions in selected niche markets.

With a clear strategy, a committed team and a strong balance sheet, the Board remains confident the Company will continue to achieve good underlying growth and deliver attractive returns.

Jeff Harris
Chairman
1 March 2007

Business Review
Chief Executive's Review
Mark Harper



Filtrona Values

Our style
- We will be open, honest and enthusiastic, celebrating our successes and learning from our experiences
- We will be passionate in our pursuit of excellence and dedicate ourselves to the very best of quality in everything we do
- We will work as a team, valuing everyone's contribution and minimising bureaucracy
- We will treat each other in a consistent and fair manner

Our responsibilities
- We will share our company strategy, and ensure we understand the part we play in it
- We will all have clear goals, the necessary resources and freedoms to achieve them, and honest assessment of our performance
- We will always conduct ourselves with integrity and respect – for our fellows and for our environment
- We will aim to advance our knowledge, skills and professionalism in all we do
- We will do our best and accept accountability for our actions

Our goals
- We will strive to delight our customers and hold the respect of our suppliers
- We will work together to grow our business for the benefit of our stakeholders

Revenue by destination


£132.9m
£191.7m
£219.6m
Rest of World 24.4%
Europe 35.2%
North America 40.4%

Overview
Filtrona is an international, market leading, speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies.

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Filtrona derives strength from serving a diverse group of customers across a selected range of niche markets. Filtrona is a supplier throughout the world to many international, blue chip, market leading customers.

In 2006, the geographic destination of the Company's revenue was as shown above. The Rest of World segment includes many of the lower cost manufacturing regions and has grown from 22.5% of revenue in 2004 to 24.4% in 2006.

As the Company moves into new regions for manufacture and supply it seeks to maximise the opportunities across all of its lines of business. It is expected that the expansion of the Ningbo, China factory, which was opened in 2004 by the Bonded Fibre Components business, will facilitate the introduction of both Protection and Finishing Products and Plastic Profile and Sheet activities into the Chinese market during 2007.

Performance
Last year Filtrona reported that it had made a promising start as an independent listed company. In its first full financial year since the June 2005 demerger, the Company continued to perform well with revenue up 5.9% to £544.2m (2005: £513.7m) and operating profit before intangible amortisation and demerger expense up 6.6% to £61.6m (2005: £57.8m). Underlying operating profit growth was 9.0% after taking account of the impact of foreign currency translation and a full year of central service cost. The net cash inflow from operating activities was strong at £61.1m (2005: £56.9m) up 7.4%. The return on average operating capital excluding intangibles improved from 23.7% to 23.8% in 2006 and adjusted earnings per share grew by 6.7% from 15.0p to 16.0p.

Strategy
Filtrona's strategy is to continue to grow profitably through investing organically and by acquisition in selected niche international markets within Plastic Technologies and Fibre Technologies. The Company endeavours to strengthen its competitive position through product innovation, sourcing and distribution expansion, supply chain improvement and cost reduction. In addition, investments in people, systems and infrastructure, combined with the acquisition of selected value enhancing businesses, will also drive the future performance of Filtrona.

Business Review
Chief Executive's Review

Protection and Finishing Products has grown to become the largest profit contributing line of business

Plastic Technologies
Plastic Technologies had another very successful year with revenue up 5.9% to £289.5m (2005: £273.3m) and operating profit before intangible amortisation up 10.1% to £41.4m (2005: £37.6m). The operating margin improved again to 14.3% (2005: 13.8%) reflecting the stronger performance of the higher margin businesses. During 2006, polymer input costs rose progressively throughout the year in Europe but showed some easing during the final quarter in the Americas after three consecutive quarters of increases. These increases were fully recovered, through selective pricing action, thereby underlining the strength of Filtrona's niche market positions. Revenue per employee increased by 2.4% to £94,763 (2005: £92,550) and operating profit before intangible amortisation per employee increased by 6.4% to £13,552 (2005: £12,733).

Protection and Finishing Products again performed particularly well. It has now grown to become Filtrona's largest profit contributing line of business and is expected to continue in this position. The key strategic drivers behind its progress remain geographic development, product range expansion and investment in marketing programmes.

Moss, the pan-European plastic parts supplier, continued to gain market share in Continental Europe and maintained its market leading position in the UK where the ongoing decline of manufacturing industry is generating tough trading conditions. The mix of proprietary and custom lines strengthened further in favour of proprietary products. The expansion of the Moss North European distribution hub in Germany was completed in April 2006 and this will yield important service benefits to the Continental European operations. The Company intends to continue the development of the distribution network and the opening of the next unit in Hungary is planned for the first half of 2007.

In China, the headcount within the sourcing organisation in Ningbo was further increased and reliable, high quality sources for both finished products and tooling have now been established. Production output improved as a result of investment in larger machines and tooling, and a new tool handling and storage system was completed in the second half of the year at the Oxfordshire facility. The disposal of a small non-core plastic promotional products business was completed in March 2006.

Skiffy, the European specialist small nylon parts producer, achieved strong sales growth and continued to perform well ahead of the forecasts set at the time of its acquisition in 2004. All locations benefited from further investment in marketing programmes which, combined with improved productivity, increased margins. Internet ordering via the website, www.skiffy.com, is an important component of the business model and usage again increased to account for 22.0% of Skiffy's 2006 revenues. The new Skiffy distribution facility in Poland is now fully operational.

Plastic Technologies
Protection and Finishing Products



ACC caps
These caps are used to protect the charge ports on residential and automotive air conditioning systems. Alliance has the capacity to produce in excess of 40 million caps each year

Business Review
Chief Executive's Review

Coated and Security Products sustained its world leadership position in the self-adhesive tear tape market

In the Americas, Alliance, the US-based plastic parts supplier, continued to progress as planned with good growth despite the weakness in the automotive sector. During 2006 substantial internal resources were dedicated to the implementation programme for a new computer system which will streamline operations and improve customer service. The new system went live successfully over the year end period without business disruption and benefits from the improvements to overall efficiency are already being seen.

The new manufacturing operation in Saõ Paulo started up on schedule and the improved competitiveness from manufacturing locally is already having a positive impact on revenue growth rates in Brazil. The configuration of the Erie, Pennsylvania central warehouse was modified to improve stocking density by 35%. Unit production costs continued to fall at the Erie facility as a result of further investment in new machinery and high cavitation tooling.

Preparations were made for a new Alliance Express location in Chicago, US which is now open.

Performance at MSI, the oil country tubular goods thread protector business, was again strong, resulting from favourable trading conditions, market share gains and investment-driven productivity improvements. At the end of the year, trial orders were placed by an important new international customer and the benefit from this new account should feed through in 2007. Additional investments in new production machinery and tooling were made at Houston, Texas and Vera Cruz, Mexico and the purchase of land adjacent to the Houston facility was completed to secure space for the future growth of that operation.

Protection and Finishing Products has a clear strategy and good momentum behind it. Looking ahead to 2007, it is expected again to perform well.

Coated and Security Products continued to pursue its strategy of developing new security technologies and applications, whilst sustaining its world leadership position in the self-adhesive tear tape market. A modest revenue increase was achieved, with the good growth in security products and FractureCode partly offset by reductions in tear tape.

The tear tape business suffered from continued weakness in demand for promotional tapes as some important customers in the tobacco sector reduced promotional activity. Sales into other fast-moving consumer goods ('FMCG') sectors were strong. The facility in Richmond, US was upgraded to enable the printing of security products and, during the second half of the year, new slitting lines were installed in the UK and US to enhance both productivity and quality. In January 2007, a labour cost reduction programme was announced within the tear tape business.

Plastic Technologies
Coated and Security Products


SYSTEMS I-CON SECURITY

FractureCode
With more than 2.7×10^{50} unique combinations possible, every tax stamp in the world could be individually coded for the next 100 years

Business Review
Chief Executive's Review

Good market demand and reduced costs delivered a record year for Plastic Profile and Sheet

Supplies of the laminate for the new generation UK passport were strong throughout 2006 and a new label placing line for this project was commissioned in the first half of the year. In May the acquisition of the CORGI identity card printing operation was announced and production was successfully relocated to the Payne facility in North Wales where a major upgrade programme was completed. Machinery for the production of security labels was ordered and this, combined with the development of proprietary security technologies for use across the business, is anticipated to stimulate sales within Payne during 2007.

In August 2006, the first FractureCode licence for its patented track and trace technology was agreed with a major FMCG company and the roll out is progressing well. The losses incurred in the first half of the year were substantially reversed in the second half and the business incurred a small deficit for the year. Since the launch in May at the Intergraf Symposium, a major international industry event, the FractureCode organisation has been strengthened progressively to facilitate growth as new prospects are developed.

A new Managing Director has been recruited with relevant experience in the IT industry.

The increasing investment in the development of new security technologies, and the focus on reducing cost are anticipated to result in a satisfactory performance for the Coated and Security Products business in 2007 despite the ongoing weak demand for promotional tapes.

Plastic Profile and Sheet achieved strong growth in the year, resulting from the combination of good market demand and significant restructuring to reduce cost and enhance organisational effectiveness. Sales in the North American facilities were particularly encouraging and performance was assisted by the closure of the small Phoenix, Arizona facility at the start of 2006 and the transfer of production to the facilities at Chicago and Tacoma in the US and Monterrey in Mexico.

Further factory rationalisation has been announced involving the consolidation in the US of the two Massachusetts facilities into one at Athol, where a significant redevelopment is being undertaken, including the construction of a new clean room for medical products. The Monterrey facility has been expanded to support business growth and the addition of a new clean room for medical products is planned for 2007.

During 2006 the North American organisation has been restructured with a reduction from three to two operating regions and the establishment of a central marketing and sales function for the key product groups. Sector specialist sales groups have been formed to sharpen focus and to facilitate improved market penetration. Sales into the key aerospace and point of purchase markets in North America have been very strong with point of purchase revenue in 2006 being more than double the level of circa US$12m achieved in 2004.

Plastic Technologies
Plastic Profile and Sheet



Cable trunking
This hinged cable trunking profile is typical of the value adding products supplied to customers by Filtrona's Profile and Sheet businesses which use in excess of 40 million kg of polymer each year

Business Review
Chief Executive's Review

Despite tough trading conditions Consumer Packaging delivered a much improved performance in the second half of the year

Further investment in machinery took place across the network of facilities which, in conjunction with continuous improvement activities, assisted in reducing conversion costs. Good revenue growth continued at the Enitor business in the Netherlands and a major factory expansion was completed in the summer.

With the benefits accruing from the strengthened management team, the new structure and the streamlined plant configuration, it is anticipated that the US Plastic Profile and Sheet business will have another good year in 2007, subject to underlying activity in the US economy remaining healthy. The European Plastic Profile and Sheet business should continue to experience good growth.

The Globalpack **Consumer Packaging** business in Brazil experienced very tough trading conditions in the first half as performance was held back by market overcapacity, particularly in tubes, and rising raw material prices. The improved performance in the second half, which was consistently ahead of the comparable period in 2005, was driven by the combination of greater demand, recovery of rising raw material costs through pricing and improvements in manufacturing efficiencies.

The third deodorant roll-on ball line came on stream successfully at the end of the first quarter of 2006 and ball volumes continue to grow satisfactorily. The investment programme continued throughout the year and important new machinery for tube production and decoration has been ordered for delivery in the first half of 2007.

A minor expansion at one of the two Globalpack locations will facilitate a partial plant re-layout and an increase in warehouse space to drive the programme of productivity and service improvement.

Globalpack's recovery is expected to continue into 2007.

Plastic Technologies
Consumer Packaging


Red Fruits
O Boticário
200 ml-6.8 fl oz

Globalpack
Globalpack's flexible tubes and closures are used for many Brazilian toiletries and cosmetic brands and Globalpack has the capacity to produce 135 million tubes each year

Business Review
Chief Executive's Review

Increased investment is planned in 2007 to strengthen Cigarette Filters' research and development capability

Fibre Technologies
Fibre Technologies achieved good revenue growth in the year of 5.9% to £254.7m (2005: £240.4m). Operating profit before intangible amortisation which was flat at the half year, improved in the second half to deliver a full year increase of 4.5% to £28.1m (2005: £26.9m). The operating margin reduced to 11.0% (2005: 11.2%). Revenue per employee increased by 0.8% to £106,792 (2005: £105,903) whilst operating profit before intangible amortisation per employee decreased by 0.6% to £11,782 (2005: £11,850).

In **Cigarette Filters**, total volumes reduced by 1.6% or 1.1 billion filter rods with the increase of 14.1% in special filters volumes offset by a reduction of 19.0% in monoacetate filters. In response to changing customer demands, the strategy for the business has evolved with an increased focus on the research and development of innovative and more complex filter solutions to complement the core manufacturing capability. Much progress was made during 2006 in strengthening the management team, including the recruitment of two senior level operations specialists to drive improvement in factory performance.

In the Americas, overall revenue was flat as growth in North America was offset by a decline in South America. The losses incurred by the Monterrey facility in the first half of the year were substantially reversed in the second half due to productivity gains. Although the full year position remained loss making, the operation moved into profit in the fourth quarter.

Revenue and operating profit grew in Europe as performance at the UK facility improved with productivity gains derived from the development of manufacturing expertise in the products formerly manufactured in Switzerland. An important European customer launched a new brand into the Polish market featuring Filtrona's proprietary Active Patch™ technology as the product differentiator.

In Asia, strong revenue and profit growth was achieved. The transfer of the Indonesian business to a new and larger facility was successfully completed in the early part of the year and volumes produced in Indonesia were up 94.2% from 2005.

The market conditions for the Cigarette Filters business in 2007 will remain challenging as customers respond to mature and declining Western markets with significant capacity reconfiguration.

Customer discussions have confirmed that Filtrona will experience a reduction in volumes of conventional carbon dual filters during 2007 which will impact the Company's facilities in both North America and Europe. Significant plant restructuring is under way to reduce costs and improve productivity. These actions, together with increased volumes in Asia, will mitigate the impact from the reduction in activity. The plant restructuring will result in an anticipated charge of £5m in 2007.

Filtrona remains confident in the future prospects for the Cigarette Filters business due to the growing demand for innovative filters for PREPs (potentially reduced exposure products) and other differentiated tobacco smoking products and for research and development services. To this end, increased investment is planned in 2007 to strengthen the research and development capability and to continue the progressive movement of production to lower cost regions.

Fibre Technologies
Cigarette Filters


CHARCOAL
RING FILTER
Sprawdź trzy oblicz

Carbon filters
Carbon filters are becoming increasingly popular in a number of markets around the world. Filtrona uses circa 5 million kg of granular carbon each year

Business Review
Chief Executive's Review

Fibertec has been selected as the exclusive supplier of fibre inkjet printer reservoirs by a major US corporation

Bonded Fibre Components continued to make important progress. Fibertec strengthened its position in its core markets through the development of new products and technologies and also experienced good growth in Asia.

The Ningbo facility moved into profit as productivity and quality improved and ISO 9000:2000 accreditation was achieved during the year. Volumes in China continued to grow following production transfers and the development of new business won in the region. The pace of progress at Ningbo has generated the need for a plant expansion and construction of a factory extension began late in the year for completion in the third quarter of 2007.

The recovery of volumes in household products continued throughout the year and was assisted by customer requirements for multiple wicking devices in air fresheners which provide a selection of fragrances in one unit. The writing instrument product segment progressed well and important business was won in Europe and Asia from a principal competitor. The Reinbek, Germany facility performed strongly due to improved activity levels and the impact of the cost reduction programme which commenced in 2005. A plant upgrade programme at Reinbek has now begun.

The research and development centre in Richmond continued to develop potentially valuable technologies for the medical device market and eleven patents were filed during the year.

A key customer in the pregnancy test kit market signed a long term contract with Fibertec for the supply of wicks. During 2007 it is expected that the business will benefit from important new product introductions both in the medical and fibre inkjet printer reservoirs product sectors. Filtrona has been selected as the exclusive supplier of fibre reservoirs by a major US corporation for its entry into the inkjet printer market.

People

Filtrona has 5,600 employees operating from 37 manufacturing facilities and 32 distribution units in 23 countries around the world. During 2006, revenue per employee improved by 1.7% to £99,434 and operating profit before intangible amortisation per employee improved by 2.3% to £11,255.

In support of the Company's strategic objectives, Filtrona is committed to the recruitment, retention and development of the very best people commensurate with the Company's scale and resources. The Company believes that a cultural environment, based on a clear set of Filtrona values, where employees are committed, involved and recognised for their achievements, is conducive to excellent business performance.

Since the demerger in June 2005, the Company has increased its management training programmes and has introduced a structured approach to succession planning together with a revised personal development review for performance evaluation. The Company operates a formalised graduate recruitment and training programme which runs over a 24 month period and is designed to provide participants with core management skills. These programmes will develop high potential individuals who will be part of the future management team within Filtrona.

The Company remains fully committed to improving its health, safety and environmental performance and it is intended that all principal Filtrona manufacturing locations will be accredited to OSHAS 18001 by the end of 2008. This is in addition to the ISO 9000 and 14000 standard accreditations already held. More information on the Company's health, safety and environmental policies is contained in the Corporate Social Responsibility Statement on pages 46 to 48.

Mark Harper
Chief Executive
1 March 2007

Fibre Technologies
Bonded Fibre Components



Medicine dispensing straw
This patented drug delivery system, which is dependent on fibre components for its correct functioning, provides an effective method for delivering drugs. Each fibre is approximately one quarter of the thickness of a human hair

Business Review
Financial Review
Steve Dryden



Revenue
Revenue increased by 5.9% to £544.2m, and, in the absence of any benefit from acquisitions, this organic growth was in excess of historical rates.

Operating profit
Operating profit before intangible amortisation and demerger expense increased by 6.6% to £61.6m. Adjusting for the additional central service cost of £1.1m as a result of being demerged for a full financial year in 2006, and the £0.2m impact of foreign currency translation, gives underlying operating profit growth of 9.0%.

Operating profit before intangible amortisation per employee grew by 2.3% to £11,255 (2005: £11,003).

Adjusted earnings per share
Earnings increased by 9.2% to £34.5m. The weighted average number of shares of 218.8m (2005: 219.1m) gives a 9.7% increase in basic earnings per share to 15.8p. Adjusting for intangible amortisation of £0.9m (2005: £0.8m) and demerger expense of £nil (2005: £1.0m) less tax relief thereon of £0.3m (2005: £0.6m) gives an increase in adjusted earnings per share of 6.7% to 16.0p.

Finance expense
The net finance expense has increased by £0.1m to £6.1m as a result of higher average interest rates, largely offset by focused working capital management to reduce net debt levels. Net finance expense was covered 10.1 times by operating profit before intangible amortisation.

Key Performance Indicators

Revenue


2004
477.5
2005
513.7
2006
544.2
£544.2m
+5.9%

Operating profit[Δ]


2004
53.1
2005
57.8
2006
61.6
£61.6m
+6.6%

Adjusted earnings per share[†]


2004
14.0
2005
15.0
2006
16.0
16.0p
+6.7%

Δ before intangible amortisation and demerger expense
† before intangible amortisation and demerger expense less tax relief thereon

Operating cash flow covered net finance payments 7.8 times as Filtrona continued to invest capital expenditure ahead of depreciation.

Operating margin
The overall operating margin, before intangible amortisation and demerger expense incurred in 2005, remained level at 11.3%. The operating margin in Plastic Technologies increased to 14.3% (2005: 13.8%) while the Fibre Technologies' margin reduced to 11.0% (2005: 11.2%) as a result of higher than anticipated costs in Mexico to achieve the appropriate levels of quality and productivity in the first half of 2006.

Tax
The tax charge of £18.6m represents an effective tax rate of 34.1% (2005: 34.0%) on the profit from underlying operations. The effective rate is higher than the nominal UK rate of 30.0% because most of the Company's operations are in countries with higher tax rates.

Dividends
An interim dividend of 2.3p (2005: 2.13p) per share and a final proposed dividend of 4.6p (2005: 4.27p) per share will deliver an increase of 7.8%, at a total cost of £15.1m, with dividend cover, based on adjusted earnings per share, of 2.3 times. £34.5m will be transferred to reserves, including £10.1m required for the payment of the final dividend.

Balance sheet
Total assets less current liabilities decreased by £15.5m to £311.8m. Principal drivers of this decrease were currency translation of £18.3m, and net capital expenditure (capital expenditure ahead of depreciation) of £9.6m, offset by decrease in cash and cash equivalents of £4.8m.

Return on average operating capital employed before intangible amortisation increased 0.1% to 23.8%.

Net debt fell by £21.4m to £98.8m and the ratio of net debt to earnings before interest, tax, depreciation and amortisation reduced from 1.5 in 2005 to 1.2 in 2006.

Intangible assets
Intangible assets decreased by £3.5m reflecting customer lists accruing in the year of £0.6m, less a foreign exchange movement of £3.2m and amortisation of £0.9m.

Cash flow
Net cash inflow from operating activities was £61.1m, a 7.4% increase compared to 2005 as the Company recovered much of the previous year's additional working capital increase. Principal elements of the £34.3m capital expenditure were the completion of new production facilities in the Plastic Profile and Sheet businesses in Mexico and the Netherlands, in addition to other productivity enhancing investments.

Net cash inflow before financing activities was £28.6m (2005: £15.8m). Cash inflow for 2006 was £7.1m and, after foreign exchange benefit of £14.3m, net debt fell by £21.4m to £98.8m.

Pensions
At 31 December 2006, the Company's IAS 19 (revised) gross pension liability was £30.9m (2005: £35.8m) with a net liability of £21.7m (2005: £25.0m) after accounting for a deferred tax asset of £9.2m (2005: £10.8m).
An independent actuarial valuation was conducted as at 5 April 2006. This was the first full such valuation since the demerger. At 31 December 2006 the funding position showed a decrease in the deficit of £4.9m as a result of the adoption of revised mortality rates (£14.8m increase), improved market returns (£5.5m decrease) and the effect of updated discount rates and other assumptions (£14.2m decrease).

The Company is in discussion with the pension trustees regarding future funding.

Treasury policy and controls
Filtrona has a centralised treasury department to control external borrowings and manage exchange rate risk. Treasury policies are approved by the Board and cover the nature of the exposure to be hedged, the types of financial investments that may be employed and the criteria for investing and borrowing cash.

Business Review Financial Review

Key Performance Indicators

Operating margin

2004	11.1
2005	11.3
2006	11.3

11.3%

Operating cash flow

2004	50.9
2005	56.9
2006	61.1

£61.1m +7.4%

Operating profit per employee^

2004	10,174
2005	11,003
2006	11,255

£11,255 +2.3%

^ before intangible amortisation

The Company uses derivatives only to manage foreign currency and interest rates risk arising from underlying business activities. No transactions of a speculative nature are undertaken. The department is subject to independent review by the internal audit department.

Underlying policy assumptions and activities are reviewed by the Executive Directors.

Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence, expertise and suitable credit rating. Filtrona continuously monitors the credit ratings of counterparties and its credit exposure to each counterparty.

Liquidity risk
Filtrona's objective is to maintain a balance between continuity of funding and flexibility. The Company is funded by a multi-currency syndicated facility from its bankers. The syndicated facility matures in May 2010. At 31 December 2006 the available bank facilities totalled £215.0m of which £117.8m was drawn down. In addition, uncommitted and overdraft facilities are maintained to provide short-term flexibility.

Foreign currency risk
The majority of Filtrona's net assets are in currencies other than sterling. The Company's policy is to limit the translation exposure and the resulting impact on shareholders' funds by borrowing in those currencies in which it has significant net assets and by using forward foreign exchange contracts. At 31 December 2006 there were no material currency exposures after accounting for the effect of hedging transactions.

Throughout the year borrowings were primarily held in US dollars and sterling. The Company does not hedge the translation effect of exchange rate movements on the income statement.

The majority of Filtrona's transactions are carried out in the functional currencies of its operations and so transaction exposure is limited. However, where they do occur, the Company's policy is to hedge the exposures as soon as they are committed using forward foreign exchange contracts.

Principal Exchange Rates

	Average 2006	Average 2005	Closing 2006	Closing 2005
US$: £	1.85	1.81	1.96	1.72
€:£	1.47	1.47	1.48	1.46

The differences between the average and closing exchange rates, particularly the US dollar, are such that were the results for the year ended 31 December 2006 translated at the closing rates rather than at the average rates, revenue would be reduced by £17.7m and operating profit by £2.2m.

Interest rate risk
Filtrona's strategy is to ensure with a reasonable amount of certainty that the overall net finance expense is protected against material adverse movements in interest rates. Interest rate swaps are used to fix the short-term interest rate on a part of the borrowings and interest rate caps are also in place to reduce the Company's floating rate exposure to adverse movement in market rates.

Steve Dryden
Finance Director
1 March 2007

Business Review
Analysis of Principal Risks

In any business there are a number of risks and uncertainties which could have an impact on its long-term performance. Filtrona has a risk management process in place which is designed to identify, manage and mitigate business risk.

Filtrona recognises that the risks and uncertainties facing its business are constantly changing and has embedded risk management into its business processes.

Risk assessment, evaluation and mitigation are essential parts of the annual planning cycle and important aspects of the Filtrona internal control system.

The ability to monitor, assess and respond to these business risks can often provide competitive advantage and hence Filtrona's resources are carefully managed in this area. More details of the Company's risk management processes are set out in the Corporate Governance Report on page 45.

Risk	Management response
Disruption to distribution or production facilities and information systems Filtrona would be adversely affected if there was a significant failure of one or more of its major production facilities, including the loss of tooling or of a major part of its supply chain. Disruption may be caused by industrial disputes, fire, information systems failure or other material business interruption.	**Disruption to distribution or production facilities and information systems** Many of Filtrona's manufacturing processes are carried out in more than one location and hence the Company has the ability to mitigate this risk in part by meeting production requirements with the use of alternative manufacturing sites. The Company continues to invest in the provision of fire protection systems to minimise the risk of tooling losses.

Risk	Management response
Identification and successful integration of acquisitions The rate of any future growth that Filtrona may achieve will in part be dependent on making acquisitions. Filtrona has in the past made and successfully integrated a number of acquisitions but there can be no assurance that Filtrona will be able to identify, complete and integrate successfully suitable acquisitions in the future.	**Identification and successful integration of acquisitions** Filtrona has a central corporate development team focused on identifying and completing the acquisition of value enhancing businesses in selected niche markets. The corporate development team reports regularly to the Executive Committee and Board.

Business Review
Analysis of Principal Risks

Risk	Management response
Retirement benefits Volatile capital markets could create a shortfall in funding of retirement benefits. Filtrona maintains various retirement benefit plans for employees that are funded through investments in equities, bonds and other investments, the value of which is dependent on world markets. Filtrona may be required to provide additional funding to cover any shortfalls in the benefit plan funding, arising from falls in the value of these investments. Any significant additional funding requirements could adversely impact the Company's financial position. There is a risk that increasing life expectancy and falling equity and bond returns will result in a significant rise in Filtrona's liabilities.	**Retirement benefits** The major schemes are regularly reviewed in consultation with independent actuaries and pension trustees to ensure that costs are controlled and that employee benefits are reasonable and competitive. Actions are taken when required.

Risk	Management response
Competitive pressures Filtrona's niche market positions may be impacted by the competitive actions of third parties.	**Competitive pressures** Filtrona actively works with its customers and suppliers to find innovative ways to meet changing demands in order to remain at the forefront of its selected markets. Filtrona's reputation and value proposition centres around service, expertise and the breadth of the product offering rather than one of strictly competing on price.

Risk	Management response
Product liability claims Like any other manufacturer, Filtrona faces the inherent risk of exposure to product liability claims if the products supplied by Filtrona fail to meet specification or the required standard. If Filtrona does not have adequate insurance, product liability claims and costs associated with product recalls, including loss of business, could have a material adverse effect on Filtrona's business, its operating results and its financial position.	**Product liability claims** Filtrona has quality assurance systems designed to ensure the highest standards for its customers. Filtrona currently maintains product liability insurance at levels thought to be appropriate in relation to the products manufactured or sold by the Company, with the exception of cigarette filters, for which product liability insurance, as for other cigarette components, is not available. There can be no guarantee that this insurance will continue to be available at reasonable cost or will be adequate to cover product liability claims against Filtrona.

Risk	Management response
Customer base In some of Filtrona's businesses, the market, and hence the customer base, is relatively concentrated. This is true primarily of Filtrona's cigarette filter and tear tape businesses. Should the customers of Filtrona decide to satisfy their requirements internally or from other suppliers, and if Filtrona were unable to win other customer orders, this could result in a significant loss of business and a resulting adverse effect on Filtrona's operating results.	**Customer base** The development of further innovative products and services should strengthen Filtrona's reputation and relationships across its customer base.

Risk	Management response

Relationship with the tobacco industry
A significant part of Filtrona's business relates to the supply of cigarette filters and tear tape to manufacturers in the tobacco industry. Accordingly the future performance of Filtrona's cigarette filters and tear tape businesses may be affected by changes in conditions within those sections of the tobacco industry which they supply, such as in the consumption of cigarettes, demand for different types of cigarette and in regulations affecting cigarettes. Whilst Filtrona has no history of involvement in tobacco related litigation, it could be adversely affected by the incidence of such litigation.

Relationship with the tobacco industry
Filtrona's strategy is continually to offer innovative added value products and services targeted towards growth areas within the tobacco industry. Faster growing non tobacco businesses may reduce Filtrona's exposure to this risk over time and there is currently no reason to believe that regulation specific to the tobacco industry is likely to cause a material adverse or rapid change in demand for Filtrona's cigarette filters and tear tape.

Risk	Management response

International operations
Filtrona has principal operations in North America and Europe together with facilities in Asia and South America. There are particular risks arising from managing operations internationally including:

- fluctuations in currency exchange rates may affect the reported operating results and financial position;
- changes in tax regulation and international tax treaties could affect the financial performance of foreign operations; and
- changes in other regulations/treaties may also affect the ability of Filtrona to repatriate profits from its foreign operations.

The Company's strategy involves manufacture in low cost production locations. Filtrona may be adversely affected by political and economic conditions in some of these production locations. Transition towards these locations may also give rise to other execution risks normally associated with such moves, including delays to the start of production, product quality and the establishment of new distribution channels and other unforeseen factors.

International operations
Filtrona believes that the benefits of its geographical spread outweigh the associated risks. The portfolio effect of economic conditions, exchange rates and other associated factors of having operations worldwide provide some protection in terms of the long-term performance of Filtrona.

The Company seeks to manage its foreign currency risk and the steps it takes are described in the Financial Review on pages 20 to 22. The Company actively works with its taxation advisors to minimise its tax exposure and risk.

The risk management processes within the Company seek to identify and mitigate the risks associated with any transition to new facilities.

Filtrona continually seeks opportunities to increase its business diversity and has programmes in place to share best practice across its international operations.

The principal risks faced by Filtrona and its management response thereto are summarised in this analysis. Not all these factors are within the Company's control. There may be other risks and uncertainties which are unknown to the Company or which may not be deemed material now but which could turn out to be material in the future.

Board of Directors








Jeff Harris	Mark Harper	Steve Dryden
Paul *Drechsler*	Adrian *Auer*	Warren *Knowlton*

Jeff Harris
Non-executive Chairman
Jeff Harris was appointed Chairman in May 2005. He was chairman of Alliance UniChem Plc from 2001 until 2005. Jeff was the finance director of UniChem Plc from 1986 to 1992, chief executive from 1992 and chief executive of the enlarged Alliance UniChem Plc from 1997 to 2001. Jeff is also a non-executive director of Associated British Foods plc, Bunzl plc and Anzag AG. Jeff is the Chairman of the Company's Nomination Committee.

Mark Harper
Chief Executive
Mark Harper joined Filtrona in 1986 and held a number of general management positions, including managing director of Moss Plastic Parts in Europe and president of Alliance Plastics in the US, before becoming Managing Director of Filtrona in 1996. Mark was an executive director of Bunzl plc from 2004 until he was appointed Chief Executive of Filtrona in May 2005. With effect from 1 December 2006 Mark was appointed as a non-executive director of BBA Aviation plc.

Steve Dryden
Finance Director
Steve Dryden was appointed Finance Director of Filtrona in May 2005. Prior to that he was divisional finance director of the Filtrona businesses between 2002 and 2005, and was finance director of a group of the Plastic Technologies businesses between 1999 and 2002 and Moss Plastic Parts between 1996 and 1998. Steve's career began at Price Waterhouse and, before joining Filtrona, he held various finance roles within Rolls-Royce plc.

Paul Drechsler
Senior Independent
Non-executive Director
Paul Drechsler was appointed as a Non-executive Director of Filtrona in May 2005. He is chairman and chief executive of Wates Group, having been appointed to the position of chief executive in 2004. Prior to this, Paul spent 25 years at Imperial Chemical Industries PLC where his experience included chairmanship of the ICI pension fund and appointment to the ICI board as an executive director in 1999. Paul is Chairman of the Company's Remuneration Committee.

Adrian Auer
Non-executive Director
Adrian Auer was appointed a Non-executive Director of Filtrona in May 2005. He was formerly group finance director of RMC Group plc from 2002 to 2005, finance director of Taylor Woodrow plc from 2000 to 2002, and has also held senior finance positions with BP and ICI. Adrian is currently non-executive chairman of Shanks plc and Readymix plc, and is a non-executive director of Foseco plc. Adrian is Chairman of the Company's Audit Committee.

Warren Knowlton
Non-executive Director
Warren Knowlton was appointed a Non-executive Director of Filtrona in June 2006. He is chief executive officer of Graham Packaging Company L.P. having been appointed in December 2006. Warren spent his earlier career with Owens Corning in a variety of senior executive positions. From 1997 to 2002 he was an executive director of Pilkington plc and from January 2003 to August 2006 he was chief executive officer of The Morgan Crucible Company plc. Warren is a non-executive director of Smith & Nephew plc, and Ameriprise Financial Inc.



Directors' Report

for the year ended 31 December 2006

The Directors present their Report and audited financial statements of the Company and its subsidiary undertakings for the year ended 31 December 2006.

Principal activities and business review
The principal activities of Filtrona are the light manufacture and supply of speciality plastic and fibre products.

The principal activity of the Company is a holding company.

The information which fulfils the requirements of the Business Review and should be treated as forming part of this Report is included in the Chairman's Statement on pages 04 and 05, the Chief Executive's Review on Pages 06 to 19, the Financial Review on pages 20 to 22, the Analysis of Principal Risks on pages 23 to 25 and in the Corporate Social Responsibility Report on pages 46 to 48.

Key Performance Indicators
Key Performance Indicators are set out in the Financial Review on pages 21 and 22.

Results and dividends
The accompanying financial statements for the year ended 31 December 2006 which were approved by the Board of Directors on 1 March 2007 are set out on pages 49 to 86.

The Company has paid the following dividends in respect of the year ended 31 December 2006:

	Per share p	Total £m
Interim paid 27 October 2006	**2.3**	**5.0**

The Directors recommend that a final dividend of 4.6p (2005: 4.27p) per share be paid, making a total dividend distribution for the year of 6.9p (2005: 6.4p).

The final dividend of 4.6p, subject to shareholder approval, will be paid on 4 May 2007 to shareholders on the register at 10 April 2007.

Directors and their interests
During the year ended 31 December 2006 the Board of Directors comprised:

Jeff Harris	Non-executive Chairman
Mark Harper	Chief Executive
Steve Dryden	Finance Director
Paul Drechsler	Senior Independent Non-executive Director
Adrian Auer	Non-executive Director
Warren Knowlton	Non-executive Director (appointed 1 June 2006)
Paul Heiden	Non-executive Director (resigned 26 April 2006)

Directors' interests in the issued ordinary share capital of the Company are detailed in the Report of the Remuneration Committee on page 40.

In accordance with the Company's Articles of Association, Jeff Harris and Adrian Auer are retiring by rotation at the forthcoming Annual General Meeting ('AGM') and, being eligible, offer themselves for re-election. Warren Knowlton will retire as a Director of the Company with effect from the conclusion of the AGM.

Directors' Report

Share capital
The authorised and issued share capital of the Company is shown in note 18 to the financial statements.

Substantial shareholders
At the close of business on 1 March 2007, the Company was advised of the following notifiable interests in the issued ordinary share capital of the Company:

Shareholder	% of issued ordinary share capital
Amvescap Plc	16.02
Legal & General Investment Management Limited	13.48
Ivory Investment Management LP	8.00
Ameriprise Financial Inc	5.86
Pennant Capital Management LLC	4.75
Zurich Assurance Limited	3.98

Property values
In the opinion of the Directors there was no significant difference between the market and book values of the property held by the Group, as shown in the consolidated balance sheet at 31 December 2006.

Charitable and political contributions
The Company made no political contributions during the year (2005: £nil). Donations to UK charities amounted to £0.1m (2005: £0.1m), of which £nil were made by the Company (2005: £nil), with all contributions being made by its subsidiary companies.

Directors' indemnities
As at the date of this Report, indemnities are in force under which the Company has agreed to indemnify the Directors and the Company Secretary, in addition to other senior executives who are directors of subsidiaries of the Company, to the extent permitted by law and the Company's Articles of Association, in respect of all losses arising out of or in connection with the execution of their powers, duties and responsibilities as a director or officer of the Company or any of its subsidiaries.

Employees
Filtrona is guided by its aim to deliver a competitive and fair employment environment and the opportunity to develop and advance employees subject to personal performance and business opportunity.

Filtrona encourages its employees to develop and manage their own careers. It facilitates this by providing relevant job training and, where appropriate, aiming to fill vacancies with existing staff where employees are suitably qualified and experienced.

Filtrona supports the principle of equal employment opportunity and is opposed to all forms of discrimination on the grounds of sex, race, nationality, ethnic or national origin, religion, marital status, sexual orientation, disability or age. Filtrona companies conduct their businesses in a way that seeks to ensure individuals are treated equally and fairly and that all employment, training and career development decisions are made on job-based criteria.

Employees' involvement
Filtrona's policy is to communicate with employees to ensure understanding of the businesses and of the impact business decisions have on employees. Filtrona is keen to obtain feedback and ideas from employees to improve the operation of the business.

Creditor payment policy
The Company policy for payment to suppliers is to pay to terms agreed with suppliers from time to time, subject to the supplier's performance in accordance with agreed terms and conditions.

Since the Company has no trade creditors, the disclosure of creditor days does not apply.

Annual General Meeting
The AGM of the Company will be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Monday, 30 April 2007 at 12 noon.

In addition to the ordinary business of the AGM, resolutions in respect of the following matters of special business are included in the Notice of Annual General Meeting:

Authority to allot unissued shares
The Directors will, under Resolution 7 in the Notice of Annual General Meeting, seek power until the next AGM to allot shares up to an aggregate nominal amount of 5% of the issued share capital at 1 March 2007, equivalent to 10,966,300 shares. The proposal conforms with the guidelines issued by the institutional investment protection bodies to ensure that existing shareholders' interests are safeguarded. The Directors have no present intention of exercising their authority to allot unissued shares, except those relating to share options.

Allotment of shares for cash
The Directors will, under Resolution 8 in the Notice of Annual General Meeting, seek power until the next AGM to allot shares for cash, otherwise than in accordance with the statutory pre-emption rights, either in connection with a pre-emptive offering or otherwise, up to an aggregate nominal amount of 5% of the issued share capital at 1 March 2007, equivalent to 10,966,300 shares. The proposal conforms with the guidelines issued by the institutional investment protection bodies to ensure that existing shareholders' interests are safeguarded.

Purchase of own shares
The Directors consider it expedient to seek shareholders' approval to enable the Company to purchase its own shares. Accordingly, under Resolution 9 in the Notice of Annual General Meeting, authority will be sought to enable the Company to make market purchases of up to 10% of the issued share capital at 1 March 2007 for the period of one year following the date of passing the resolution. In accordance with the requirements of The Listing Rules of the Financial Services Authority, the maximum price for shares purchased in the market shall not exceed an amount equal to 105% of the average middle market quotation taken from the London Stock Exchange Daily Official List for the five business days before the purchase is made. The minimum price per share shall be not less than 25p, being the nominal value of the shares. The Directors will only utilise this authority if satisfied that to do so will result in an increase in earnings per share and that it is in the best long-term interests of the shareholders.

Auditor
KPMG Audit Plc have indicated that they are willing to continue in office. A resolution to re-appoint them, and to authorise the Board to set their remuneration, will be proposed at the AGM (Resolution 6 in the Notice of Annual General Meeting).

Recommendation
The Directors believe that the resolutions in the Notice of Annual General Meeting are in the best interests of the Company and its shareholders as a whole and unanimously recommend that shareholders vote in favour of each resolution.

Compliance with the Combined Code
During the year ended 31 December 2006 the Company did not fully comply with the Code in that the posting of the Notice for the Company's first AGM and related papers to the shareholders did not take place at least 20 working days before the meeting.

Financial Instruments
The information related to financial instruments is included in the Accounting Policies on page 54 and in note 14 on page 68.

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements
The Directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and parent company financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union ('EU') and have elected to prepare its individual company financial statements in accordance with United Kingdom Generally Accepted Accounting Principles and applicable law.

Directors' Report

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group. The Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the Group and parent company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors are also responsible for preparing a Directors' Report, a Report of the Remuneration Committee and a Corporate Governance Report in compliance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' Statement as to Disclosure of Information to the Auditor
The Directors who were members of the Board at the time of approving this Directors' Report, having made enquiries of fellow Directors and of the Auditor, confirm that:

- to the best of each Director's knowledge and belief, there is no information relevant to the preparation of their report of which the Auditor is unaware; and
- each Director has taken all steps a Director might reasonably be expected to have taken to be aware of relevant audit information and to establish that the Company's Auditor is aware of that information.

By order of the Board

Jon Green
Company Secretary
1 March 2007

Report of the Remuneration Committee

This Report to shareholders for the year ended 31 December 2006 sets out the policies under which Executive and Non-executive Directors were remunerated and tables of information showing details of the remuneration and share interests of all the Directors.

As required by The Directors' Remuneration Report Regulations 2002 ('the Regulations'), this Report will be subject to an advisory shareholder vote at the AGM. The Report is intended to be in full compliance with the requirements of the Regulations. KPMG Audit Plc have audited the contents of the Report to the extent required by the Regulations (pages 33 to 40).

The Remuneration Committee
The Remuneration Committee is responsible for making recommendations to the Board on remuneration policy as applied to Filtrona's senior executives, including Executive Directors. It consists wholly of independent Non-executive Directors: Paul Drechsler (who chairs the Remuneration Committee), Adrian Auer and Warren Knowlton.

The Chairman, Chief Executive and Director of Group Human Resources of the Company may, by invitation, attend the Remuneration Committee meetings, except when their own remuneration is discussed.

The Remuneration Committee met four times during the year.

Remuneration policy
The Board as a whole establishes remuneration policy. The Remuneration Committee determines and recommends to the Board the framework of Board policy for the remuneration of the Executive Directors. It also ratifies the Chief Executive's remuneration proposals for the members of the Executive Committee and for other senior executives reporting directly to him. The Remuneration Committee also takes note of the remuneration policy and details (as set by the Chief Executive) in respect of other levels of management in the Company.

The remuneration of the Executive Directors and Chairman is the responsibility of the Remuneration Committee and the remuneration of the Non-executive Directors is the responsibility of the Board as a whole. No Director is involved in determining or voting on their own remuneration.

In determining the policy for the Executive Directors, the Remuneration Committee's objective is to ensure that those individuals are provided with appropriate incentives to encourage enhanced performance and are, in a fair and responsible manner, having regard to the performance of the Company, rewarded for their individual contributions to the success of the Company.

The objective of the remuneration policy is to provide remuneration in a competitive form and amount to attract, retain and motivate high quality management. The importance of aligning the interests of Executive Directors and senior executives with shareholders is carefully considered, particularly in the design of the performance-related elements of their remuneration packages.

Advice
During the year ended 31 December 2006, Filtrona's Director of Group Human Resources was invited by the Remuneration Committee to provide views and advice.

In addition, with the approval of the Remuneration Committee, the Company received services and advice from the following independent and expert consultants:

- **New Bridge Street Consultants LLP** who provided advice on the structure and rules of the Company's long-term share incentive plans.
- **Monks Partnership** who provided advice on the remuneration of the Executive Directors and other senior executives within the Company.
- **Mercers Human Resource Consulting** who provided advice and information on pension matters.

Components of executive remuneration
Remuneration is reviewed in December each year and is established with reference to the remuneration offered to senior executives with similar roles, taking proper account of the particular responsibilities, skills, performance and experience required for the executive role within the Company. Market comparisons are made with the assistance of remuneration surveys, including specific surveys commissioned with external consultants where appropriate, to ensure relevant benchmarking.

Report of the Remuneration Committee

Components of executive remuneration (continued)

The remuneration of Executive Directors consists of a number of separate elements: base salary, a short-term incentive plan (annual cash bonus), long-term equity incentives, car and fuel allowance, benefits in kind (medical expenses insurance) and pension provision or allowance.

The emoluments of the Directors for the year ended 31 December 2006 were as follows:

	Fees £000	Salary £000	Bonus £000	Benefits £000	Year ended 31 Dec 2006 Total £000	Fees £000	Salary £000	Bonus £000	Benefits £000	Seven months ended 31 Dec 2005 Total £000
Executive Directors										
Mark Harper	–	420	147	21	588	–	214	85	11	310
Steve Dryden	–	278[Δ]	88	13	379	–	132[†]	48	20	200
Non-executive Directors										
Jeff Harris	150	–	–	–	150	86	–	–	–	86
Paul Drechsler	40	–	–	–	40	23	–	–	–	23
Adrian Auer	40	–	–	–	40	23	–	–	–	23
Warren Knowlton[#]	19	–	–	–	19	–	–	–	–	–
Paul Heiden[*]	11	–	–	–	11	18	–	–	–	18

Δ Includes a supplementary payment of £28,430 in respect of pension provision above the relevant earnings cap
† Includes a supplementary payment of £14,226 in respect of pension provision above the HM Revenue & Customs earnings cap
\# Appointed 1 June 2006
* Resigned 26 April 2006

Annual bonuses

Under the terms of the annual bonus arrangements for 2006, Mark Harper and Steve Dryden were each potentially entitled to a maximum bonus of up to 100% of basic salary (50% in cash and 50% in shares in the Company, the entitlement to such shares being deferred for three years, in accordance with the rules of the Company's Deferred Annual Share Bonus Plan ('DASB')).

For the year ended 31 December 2006, the performance targets were approved by the Remuneration Committee and based upon Filtrona's adjusted earnings per share. Company performance was required to reach a minimum adjusted earnings per share target for a bonus of 30% of basic salary to be payable (15% in cash and 15% in deferred shares under the DASB).

For the year ended 31 December 2006, the Company's performance exceeded the minimum target and the Remuneration Committee approved a bonus of 70% of basic salary for each of the Executive Directors (35% in cash and 35% in deferred shares under the DASB).

For the financial year ending 31 December 2007, the Remuneration Committee determined that for the Executive Directors the same maximum bonus criteria will apply. Targets have been set relating to the growth in adjusted earnings per share over the prior year. Any payment is entirely at the discretion of the Remuneration Committee.

Executive share-based incentive plans

The Remuneration Committee is firmly of the view that offering Executive Directors and other senior executives the opportunity to be awarded shares in the Company is an important part of motivating, rewarding and retaining key employees so that they may participate in the future growth in value of the Company. It is also of the view that the Executive Directors and other senior executives should be encouraged to invest directly in the Company through the purchase of shares.

The Company's DASB and Long Term Incentive Plan ('LTIP') (consisting of Part A – Approved and Unapproved Executive Share Options and Part B – Performance and Matching Share Awards) are both intended to support these objectives.

Executive share-based incentive plans (continued)
Awards under Part B are performance options exercised at nil cost by the participant.

The award of shares or options under the Executive share-based incentive plans is determined by the Remuneration Committee taking into account, inter alia, the role of the individual, and other such criteria as they may determine from time to time. The current policy is that participation in the DASB and Part B of the LTIP is restricted to Executive Directors, members of the Executive Committee and certain other nominated senior executives. Participation in Part A of the LTIP is extended to a wider group of employees.

The Company's current executive share-based incentive arrangements, implemented at demerger, reflected those of Bunzl plc, the former parent company. In order to determine whether those plans continue to provide a proper alignment of Executive Director and senior executive interests, with those of shareholders, it is the intention of the Remuneration Committee that they are reviewed prior to the end of 2007.

The Deferred Annual Share Bonus Plan
The DASB provides for Executive Directors and nominated senior executives to receive existing issued ordinary shares in the Company for nil payment. The number of shares subject to an award is determined at the time the award is granted, based upon the performance in the Company's preceding financial year, of the participant and/or the Group and/or the business in which the participant works.

Under the rules of the DASB the aggregate value of shares made subject to awards granted to a participant in any one financial year may not exceed 100% of their basic salary as at the award date. The Remuneration Committee has determined that, in accordance with the Company's bonus arrangements, awards under the DASB will not normally exceed 50%.

Shares awarded under the DASB are held in trust until 1 March in the third calendar year after the calendar year in which the award was made, at which point they are transferred to the participant.

The Long Term Incentive Plan – Part A
Part A of the LTIP provides for participants to receive share option awards over shares worth up to two times basic salary or £250,000 (whichever is the greatest) in any financial year, subject to performance conditions.

During 2006 participants received share option awards over shares worth up to 90% of basic salary, with the exercise price set equal to the share price at the date of grant.

A share option award will normally be exercisable between three and ten years following its grant, but only if the specified performance condition has been satisfied.

The performance conditions attached to Part A awards made in 2006 were based on the Company's earnings per share growth (adjusted to exclude items which did not reflect the Company's underlying financial performance and intangible amortisation) relative to inflation over three financial years, requiring such earnings per share growth to exceed inflation by an average of at least 3% per annum. The performance condition will be tested after three financial years and there will be no provision for retesting. To the extent the performance condition has not been met after three financial years, the relevant share option awards will lapse.

The Remuneration Committee review the performance conditions each time share options are awarded under Part A of the LTIP in order to ensure that they remain challenging and may impose different conditions on share options awarded in subsequent years, provided that any new conditions are no less challenging.

In addition to the LTIP, the Company operates a Save As You Earn scheme ('SAYE'). During the year the Company made its first awards under the rules of the SAYE.

Report of the Remuneration Committee

The Long Term Incentive Plan – Part A (continued)
Details of the awards granted and outstanding during the year to executive directors under the LTIP Part A and the SAYE are as follows:

Executive Director	At 1 Jan 2006	Awarded in year	At 31 Dec 2006	Exercise price	Earliest vesting date	Expiry date
Mark Harper						
LTIP Part A	156,903	–	156,903	239.00p	23 June 2008	22 June 2015
LTIP Part A	–	148,380	148,380	254.75p	8 Sept 2009	7 Sept 2016
SAYE 5 year plan	–	6,793	6,793	237.00p	1 April 2011	30 Sept 2011
Steve Dryden						
LTIP Part A	96,234	–	96,234	239.00p	23 June 2008	22 June 2015
LTIP Part A	–	88,321	88,321	254.75p	8 Sept 2009	7 Sept 2016
SAYE 5 year plan	–	6,793	6,793	237.00p	1 April 2011	30 Sept 2011

The Long Term Incentive Plan – Part B
A performance share award under Part B of the LTIP consists of a conditional right to receive shares in the Company, subject to performance conditions, on the basis described below. Participants will make no payment for the grant and exercise of performance share awards.

Participants may receive performance share awards, excluding matching share awards, of shares worth up to two times their basic salary in any financial year.

In May 2005, following the demerger, the Executive Directors and other senior executives were granted a one-off matching share award linked to their investment in the Company's shares.

A performance share award, including any matching share award, will not normally be exercisable before the third anniversary of its award and may only be exercised to the extent that the applicable performance conditions have been satisfied. For employees based outside the US, the options remain capable of being exercised up to the sixth anniversary of grant. For employees based in the US, once the performance conditions have been satisfied the options must be exercised within 30 days of vesting.

In the case of the vesting of the matching share awards, granted by reference to shares purchased by participants, not only will applicable performance conditions have to be satisfied but those awards will only vest to the extent that participants have retained the shares they bought in May 2005.

The extent to which performance share awards vest is subject to the Company's total shareholder return ('TSR') performance over a fixed three year period relative to the TSR performance of a specified group of companies. For the initial performance share awards the comparator group is the FTSE 250 companies (excluding investment trusts) at the start of the three year performance period. Identical conditions were attached to the matching share awards.

The three year performance period for the TSR usually starts at the beginning of the calendar month in which a performance share award is made and the relevant TSR figures are averaged over a one month period at the beginning and end of the performance period. In the case of the initial performance share awards, the three year performance period started on the date of the award.

The Long Term Incentive Plan – Part B (continued)
A performance share award, including any matching share award, will vest in full only if the Company's TSR performance is ranked at upper quartile or above within the peer group over the performance period. For median performance one quarter of such awards vests, rising proportionally up to full vesting thereafter. For below median performance, no such awards will vest.

The performance condition will be tested after three years and there will be no provision for retesting. To the extent the performance condition has not been met after three years, the relevant performance or matching share awards will lapse.

The Remuneration Committee review the performance conditions each time performance share awards are granted under Part B of the LTIP in order to ensure that they remain challenging and may impose different conditions on share awards granted in subsequent years provided that any new conditions are no less challenging.

Details of the awards granted and outstanding during the year to the Executive Directors under the LTIP Part B and DASB are as follows:

Executive Director	At 1 Jan 2006	Awarded in year	At 31 Dec 2006	Earliest vesting date	Expiry date
Mark Harper					
LTIP Part B 'Matching'	126,902	–	126,902	7 June 2008	6 June 2011
LTIP Part B 'Performance'	161,637	141,533	303,170	7 June 2008	12 March 2012
DASB	–	48,993	48,993	1 March 2009	1 March 2009
Steve Dryden					
LTIP Part B 'Matching'	102,474	–	102,474	7 June 2008	6 June 2011
LTIP Part B 'Performance'	99,137	84,246	183,383	7 June 2008	12 March 2012
DASB	–	27,503	27,503	1 March 2009	1 March 2009

A total of 2,612,304 (2005: 3,453,266) share incentive awards were granted to Executive Directors and senior executives under the LTIP and the DASB during the year ended 31 December 2006.

The middle market price of an ordinary share in the Company on 31 December 2006 was 261.50p. The middle market price of an ordinary share in the Company during the year ranged from 251.50p to 354.0p.

Report of the Remuneration Committee

Performance graph

The graph below represents the comparative total shareholder return (share price and dividend) performance of the Company against the FTSE 250 (excluding investment trusts) Index from the date of the listing of the Company until 31 December 2006. This index has been selected as it is considered the most appropriate published general index in which the Company is a constituent.


170
160
150
140
130
120
110
100
90
J J A S O N D J F M A M J J A S O N D
2005
2006
Filtrona plc
FTSE 250 (excluding investment trusts) Index

Source: Thomson Datastream

Executive Directors' service contracts

The policy for senior executive service contracts is that notice periods will normally not exceed 12 months. Both Mark Harper and Steve Dryden have service contracts with a notice period of 12 months from either party. The service contracts for the Executive Directors are available for inspection by members at each AGM and during normal business hours at the Company's Registered Office.

The Remuneration Committee's policy in relation to termination of service contracts is to apply an appropriate level of mitigation, having regard to all of the circumstances of the individual and the termination of employment, and to any legal advice received.

The Company has the right to make a payment in lieu of notice and any such payment may be made in monthly instalments at the Company's discretion and may be reduced to take into account any sums earned during the payment period by way of employment elsewhere.

Non-executive Directors

The appointment of each Non-executive Director is for a fixed term of three years and is reviewed at the end of two years. The Non-executive Directors do not have service contracts and do not participate in any Company pension, share or incentive scheme. In accordance with best practice, letters of appointment have been issued for all Non-executive Directors for an initial period of three years. These letters are available for inspection by members at each AGM and during normal business hours at the Company's Registered Office.

Fees for Non-executive Directors, other than the Chairman, are approved by the Board in accordance with the policy adopted by the Remuneration Committee. The fees are subject to appropriate benchmarking and based on a standard fee with additional fees payable for the chairing of the Audit and Remuneration Committees. Fees for the Chairman are subject to appropriate benchmarking and approved by the Remuneration Committee.

Pension schemes

Mark Harper is a member of the Filtrona Senior Pension Scheme ('FSPS') which entitles him to a pension at the date of retirement based on final salary. He accrues pension at the rate of 3% of final salary for each year of membership of the scheme and he contributes 9% of pensionable salary to the scheme. His normal retirement age is 60.

Steve Dryden is a member of the BRIS section of the Filtrona Pension Plan ('FPP') which entitles him to a pension at the date of retirement based on final salary. He accrues pension at the rate of 1.9% of final salary for each year of membership of the plan and he contributes 7% of pensionable salary to the plan. His normal retirement age is 65. Steve's approved pension benefits are affected by the former HM Revenue & Customs earnings cap, which was retained by the FPP following new pension legislation effective from April 2006. He receives a supplementary payment of 20% of his pensionable salary above the cap to permit him to secure additional pension benefits.

Both the FSPS and the FPP provide death benefits as shown in the table below:

	FSPS		BRIS section of the FPP	
	Death-in-service before NRD*	**Death after retirement**	**Death-in-service before NRD***	**Death after retirement**
Lump sum	4 x annual salary and a refund of member's contributions	Guaranteed pension (5 years)	4 x annual salary and a refund of member's contributions	Guaranteed pension (5 years)
Spouse's pension	Up to 60% of member's pension entitlement as at NRD	Up to 60% of member's pension entitlement as at NRD	Up to 50% of member's pension entitlement as at NRD	Up to 50% of member's pension entitlement as at NRD
Dependants' pension	Share of spouse's pension if applicable	Share of spouse's pension if applicable	Share of spouse's pension if applicable	Share of spouse's pension if applicable

* normal retirement date

Report of the Remuneration Committee

Pension Schemes (continued)
The table below shows the accrued pension in the scheme and plan to date in respect of the Executive Directors, together with the transfer value of such accrued pensions:

Executive Director	Gross increase in accrued pension £000	Increase in accrued pension net of inflation £000	Total accrued pension at 31 Dec 2006 (i) £000	Value of net increase in accrual during the year £000	Value of accrued pension at 1 Jan 2006 (ii) £000	Value of accrued pension at 31 Dec 2006 (ii) £000	Total change in value during the year (iii) £000
Mark Harper	35	31	192	420	2,184	2,502	280
Steve Dryden	3	2	22	3	118	122	(4)

(i) The accrued pension at 31 December 2006 is that which would be paid annually on retirement based on the assumption that service terminated at the year end
(ii) The value of the accrued pension is calculated on a current transfer value basis and is not the actual cost of providing the pension
(iii) The change in the value of the accrued pension during the year includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company. It is calculated in accordance with current legislation and is after the deduction of Directors' contributions during the year

A review was undertaken to assess the impact of the changes to UK pension legislation implemented in April 2006. There were no material additional costs to the Company following this review and none are anticipated.

Outside appointments
Executive Directors are permitted to accept up to two appropriate non-executive directorships offered by listed companies and other organisations, which provide industry experience or public service. Such outside appointments are subject to prior Board approval, taking into account existing duties or potential conflicts of interest. From 1 December 2006 Mark Harper was appointed a non-executive director of BBA Aviation plc and will retain his fees of £30,000 per annum.

Directors' shareholdings
The interests (both beneficial and family interests) of the Directors in office at 31 December 2006 in the ordinary share capital of the Company were as follows:

	At 31 Dec 2006	At 31 Dec 2005 or date of appointment
Jeff Harris	21,651	11,651
Mark Harper	85,986*	75,986*
Steve Dryden	51,237#	51,237#
Adrian Auer	7,500	7,500
Paul Drechsler	8,519	8,519
Warren Knowlton	7,500	7,500

* 410 shares are held non-beneficially and the balance are held beneficially in a nominee account
# held beneficially in a nominee account

The Executive Directors are regarded as being interested, for the purposes of the Companies Act 1985, in 872,166 (2005: 423,009) ordinary shares in Filtrona plc currently held by the Filtrona Employee Benefit Trust as they are, together with other Filtrona employees, potential beneficiaries of the Trust.

By order of the Board

Paul Drechsler
Chairman
Remuneration Committee
1 March 2007

Corporate Governance Report

Filtrona is committed to a high standard of corporate governance, corporate responsibility and risk management throughout the Company. The Board is accountable to the Company's shareholders for good governance.

Compliance with the Combined Code
As a listed company, Filtrona is required to comply with the Combined Code on Corporate Governance issued by the Financial Reporting Council ('the Code'). This Report describes how the Company applies the principles of corporate governance set out in the Code and the extent to which it complies with the provisions contained in Section 1 of the Code.

The Board considers that, during the financial year ended 31 December 2006, the Company has complied with all the provisions in the Code, except one. The exception relates to the posting of the notice of the Company's first AGM and related papers to shareholders in 2006. The Company did not post the Notice of Annual General Meeting for 2006 and related papers within the notice period of 20 working days before the meeting, as required under the code provision D.2.4. The period of non-compliance was 6 working days and papers were posted 14 working days before the meeting. The delay in the posting of the Notice of Annual General Meeting and related papers was due to the finalisation of the design of the Company's first Annual Report and Accounts.

Board of Directors
The Board provides leadership to the Company and has overall responsibility for the business and management of Filtrona.

Composition
The Board currently comprises a Non-executive Chairman, two Executive Directors, and three Non-executive Directors. Five of these Directors served throughout the entire financial year ended 31 December 2006. Paul Heiden resigned as a Director on 26 April 2006 and Warren Knowlton was appointed as a Director on 1 June 2006. Biographies of the Directors, demonstrating the range of experience, skills and independent judgement available to the Board, appear on page 27. The Board is of the view that it has the appropriate balance of expertise and ability available to it.

Board roles
The roles of the Chairman and the Chief Executive are separately held and are so defined as to ensure a clear separation of responsibilities. The Chairman leads the Board and ensures its effectiveness, the Chief Executive is responsible for the executive management and performance of Filtrona's operations.

Non-executive Directors
In the opinion of the Board, Paul Drechsler, Adrian Auer and Warren Knowlton are each considered to be independent of management and there are no relationships or circumstances which would materially interfere with the exercise of their independent judgement.

The Board is content that the Non-executive Directors devote sufficient time to the business of Filtrona.

The Board considers that the Non-executive Directors provide a sound basis for good corporate governance for the Company, challenging management's performance and, in conjunction with the Executive Directors, ensuring that appropriate financial controls and systems of risk management are maintained.

Senior Independent Director
Paul Drechsler acts as the Senior Independent Non-executive Director. In that role he is available to shareholders to discuss and develop an understanding of their issues and any concerns which cannot be resolved by discussions with the Chairman, the Chief Executive or Finance Director or where such contact is inappropriate.

Board meetings
There were eight scheduled Board meetings during the year, including one day of strategy discussions, with two meetings being held at operational facilities, including an overseas location. In addition to the scheduled formal meetings, the Board met on an ad hoc basis as required for particular matters. The Chairman and Chief Executive maintain regular contact with the Directors and the Chairman also holds periodic informal meetings with the Non-executive Directors, without any of the Executive Directors being present, to review performance and to monitor corporate control mechanisms.

At each scheduled meeting, the Board considers a report from the Chief Executive on current trading, a financial review, and other significant business issues such as acquisition proposals and other major investment plans. Additionally, the Board receives presentations and considers reports from senior management about matters of material importance to the Company.

Papers for each scheduled formal Board and Committee meeting are usually provided five clear working days beforehand.

Corporate Governance Report

Delegation
The Board delegates specific responsibilities to the Audit, Nomination and Remuneration Committees which operate within clearly defined terms of reference approved by the Board. These Committees report regularly to the Board.

The Board has adopted a schedule of matters which are required to be reviewed by it, including the approval of annual and interim results, strategic plans, annual budgets, material increases to borrowing and loan facilities, acquisitions and disposals and major capital and operating expenditure proposals.

Board procedures
The internal procedures implemented by the Company to ensure the Board maintains overall control for all material, strategic, financial, operational and compliance matters affecting the Company are included within the internal control section of this Report set out on page 44.

In furtherance of their duties, there are agreed procedures for the Directors to take independent professional advice, if necessary, at the Company's expense. All Directors have access to the advice and services of the Company Secretary who is responsible to the Chairman for ensuring that Board procedures are complied with and that applicable rules and regulations are followed.

On appointment, Directors benefit from an induction programme tailored to their individual needs and designed to assist them in their understanding of Filtrona and its operations. The programme, which continues throughout a Director's tenure as necessary, includes details of fiduciary duties, Companies Act requirements, dealing restrictions as outlined in the Disclosure Rules and the Model Code on directors' dealings in securities contained in the Listing Rules of the Financial Services Authority, Board and business related matters, meetings with senior management, site visits and the opportunity to meet with major shareholders.

Insurance
The Company maintains directors and officers liability insurance at a level and with a scope that the Board considers appropriate.

Board Committees
Each Board Committee has established clear and defined terms of reference detailing their responsibilities and powers. The terms of references for each Board Committee were updated during the year and are available on Filtrona's website at www.filtrona.com.

Audit Committee
The Audit Committee currently comprises Adrian Auer, who chairs the Committee, Paul Drechsler and Warren Knowlton. Adrian Auer has recent and relevant financial experience. A representative of the Company's external auditor ordinarily attends all meetings of the Audit Committee and the Finance Director is normally invited to attend the meetings.

The Audit Committee met four times during the year. Its duties include monitoring the integrity of the financial statements of the Company, reviewing, challenging and approving Filtrona's accounting policies and scrutinising the effectiveness of the Company's internal control and risk management systems.

Additionally, the Audit Committee keeps under review the scope and results of the external audit and its cost effectiveness. The Audit Committee makes recommendations to the Board regarding the re-appointment or removal of the external auditor, their terms of engagement and the level of their remuneration.

The Audit Committee reviews the process which is in place to ensure the independence and objectivity of the external auditor.

The Company has a policy regarding the engagement of the external auditor to supply non-audit services. The policy recognises the importance of maintaining the objectivity and independence of the external auditor by minimising its involvement in projects of a non-audit nature. It is, however, also acknowledged that, due to its detailed understanding of the Company's business, it may sometimes be necessary to involve the external auditor in non-audit related work, principally comprising further assurance services relating to due diligence and other duties carried out in respect of acquisitions and disposals and tax services.

Nomination Committee
The Nomination Committee currently comprises Jeff Harris, who chairs the Committee, Paul Drechsler and Adrian Auer.

The Committee is responsible for selecting and recommending candidates for appointment as Executive and Non-executive Directors of the Company.

The Committee meets as required, normally at least once a year.

The Nomination Committee met three times during the year and, with the benefit of assistance from external advisers, made recommendations to the Board regarding director appointments.

In furtherance of these duties and when considering succession planning, the Committee looks at the balance, structure and composition of the Board and takes into account the future challenges and opportunities facing the Company. The selection process is, in the Board's view, both rigorous and transparent in order to ensure that appointments are made on merit and against objective criteria set by the Committee.

Remuneration Committee
The Remuneration Committee currently comprises Paul Drechsler who chairs the Committee, Adrian Auer and Warren Knowlton. The composition and role of the Remuneration Committee is described more fully in the Report of the Remuneration Committee on pages 33 to 40.

The following were Directors of the Company and as Committee members attended the following number of meetings during the year ended 31 December 2006:

		Board	Audit Committee	Nomination Committee	Remuneration Committee
Held		8	4	3	4
Attended					
Jeff Harris	Chairman	8	–	3	–
Mark Harper	Chief Executive	8	–	–	–
Steve Dryden	Finance Director	8	–	–	–
Paul Drechsler	Senior Independent Non-executive Director	8	4	3	4
Adrian Auer	Non-executive Director	8	4	3	4
Warren Knowlton*	Non-executive Director	6	3	–	3
Paul Heiden**	Non-executive Director	2	1	–	1

* Appointed 1 June 2006
** Resigned 26 April 2006

Performance evaluation
During 2006 the Board carried out its first evaluation of the effectiveness of the Board and its Committees. This involved the Directors independently completing a questionnaire, provided by external consultants, and reviewing individual performance and the performance of the Board and its Committees. The results, which served to strengthen the Board's priorities and communication, were discussed at a Board meeting and the various relevant Committee meetings. Following this detailed review the Directors have concluded that the processes in place enable the Board, and its Committees, to operate effectively.

As part of the 2006 Board performance evaluation, the Directors (led by the Senior Independent Non-executive Director) also appraised the Chairman's performance without the Chairman being present.

Corporate Governance Report

Directors' re-appointments
The Articles of Association of the Company require one third of the Directors to retire from office each year and for all Directors to submit themselves for re-election on a date which is no more than three years from the date of their appointment or last re-appointment. The Directors retiring at the forthcoming AGM and submitting themselves for re-appointment are Jeff Harris and Adrian Auer. Following the Board performance evaluation undertaken during the financial year, the Board is satisfied that each of the Directors being put forward for re-election continues to be effective and that their ongoing commitment to the role is undiminished.

Warren Knowlton was appointed subsequent to the Company's first AGM, held in April 2006. Following his appointment to a full-time chief executive role in the US in December 2006, Warren is not putting himself forward for re-election. Accordingly he will retire from the Board with effect from the conclusion of the AGM on 30 April 2007.

Shareholder communications
The Company communicates regularly with its major institutional shareholders, and ensures that all the Directors, including the Non-executive Directors, have an understanding of the views and concerns of major shareholders about the Company. This is achieved by the Executive Directors maintaining contact from time to time with representatives of institutional shareholders to discuss matters of mutual interest relating to the Company and reporting back to the Board. Shareholders have the opportunity to meet any of the Directors of the Company should they so wish.

Additionally, the Board uses the AGM as an occasion to communicate with all shareholders, including private investors, who are provided with the opportunity to question the Directors.

At the AGM the level of proxy votes lodged on each resolution will be made available, both at the meeting and subsequently on the Company's website. Each substantially separate issue is presented as a separate resolution and the Chairmen of the Audit, Nomination and Remuneration Committees are available to answer questions from shareholders.

The Notice of the AGM and related papers will this year have been posted to shareholders more than 20 working days before the AGM.

The interim and preliminary results of Filtrona, along with all other press releases, are posted on the Company's website, www.filtrona.com, as soon as they are announced and webcasts of the presentations of the Company's interim and preliminary results are available for download.

Internal control
In accordance with the Code, the Board acknowledges its responsibility to ensure that an adequate system of internal controls is in place.

The Board has overall responsibility for the Company's system of internal control and risk management and for reviewing the effectiveness of this system. Such a system can only be designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can therefore only provide reasonable, and not absolute, assurance against material misstatement or loss.

Operational matters and the responsibility for the day-to-day management of the businesses are delegated to the Chief Executive supported by the Executive Committee and to the respective Line of Business Heads within delegated authority limits and in accordance with clearly defined systems of control.

The Executive Committee, which meets at least twice per month, is made up of the Chief Executive, the Finance Director, the Company Secretary and General Counsel and the Director of Group Human Resources. All Directors receive copies of the minutes from each Executive Committee meeting and the monthly reports submitted by the individual lines of business.

The Global Executive, which consists of the Executive Committee members and the Line of Business Heads, meets periodically to discuss the health and safety programme, business performance and common operational issues across Filtrona's international businesses.

Policies and procedures, which are subject to ongoing review and updated as required, are communicated across the Company and are designed to ensure significant risks, investment decisions and management issues are escalated as necessary at the earliest opportunity.

The Board believe that this management structure ensures a strong link between Filtrona's overall corporate strategy and its implementation within an effective control environment.

Risk review

The Board is of the view that an ongoing process for identifying, evaluating and managing significant risks faced by the Company was in place throughout 2006 and up to the date of approval of the Annual Report and Accounts for 2006. This process is regularly reviewed by the Board with the assistance of the Audit Committee and accords with the internal control guidance for directors as required by the Code.

A Risk Management Committee, which during 2006 consisted of the Executive Committee members and the Head of Internal Audit, meets at least four times each year and otherwise as necessary. The Committee enhances management's ability to review and monitor the effectiveness of risk control on a regular basis. The terms of reference of the Risk Management Committee include supporting corporate governance requirements, recommending business risk strategy and developing policies and procedures for risk management and internal controls. They also include the monitoring of the effectiveness of internal controls and the design of processes to test the effectiveness of controls.

Risk review is a continuing process embedded within the businesses with executives required to include risk management on agendas for their regular management meetings and to report half yearly to the Risk Management Committee on actions taken to review the effectiveness of their controls. Businesses are also required to have processes to formally identify risks, consider their financial and non-financial implications and, so far as possible, take action to reduce those risks.

The Company has an internal audit department. The resources of this department are augmented with independent expert external resources wherever necessary to review risk and monitor compliance with the Company's policies and procedures across its international operations. Accordingly the resources of the department, together with additional available resources, are considered adequate.

The Audit Committee regularly reviews the effectiveness of internal controls based on the processes implemented by the Risk Management Committee. At each meeting the Audit Committee receives a presentation from the Head of Internal Audit on action taken to identify and reduce risks and to increase awareness of both risk management and the importance of having effective internal controls.

Financial reporting

The Directors have acknowledged, in the Statement of Directors' Responsibilities set out on page 31 and 32, their responsibility for preparing the financial statements of the Company and the Group. The external auditor has included, in the Independent Auditor's Report set out on page 80, a statement about their reporting responsibilities.

The Directors are also responsible for the publication of an unaudited interim report of the Company which provides a balanced and understandable assessment of the Group's financial position for the first six months of each accounting period.

Going concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to remain in operation for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Corporate Social Responsibility Report

Filtrona values

As a responsible corporate citizen, Filtrona aims to act in a socially responsible manner at all times. The Company's organisational structure is highly decentralised, and as such its businesses devise procedures appropriate to and compliant with local laws, culture and operating conditions but within the overall context of the Company values as set out in the Chief Executive's Review on page 6 and the application of the principles detailed in this Report.

Filtrona policy

The objective of Filtrona's corporate social responsibility policy is to guide stakeholders, including employees, on the elements that drive the conduct of Filtrona businesses. The way Filtrona does business reflects its commitment to profitable growth, sustainable development and integrity. The Company's policies continue to promote fair and ethical dealings with customers and competitors as a matter of law and of conscience.

Filtrona is a member of the FTSE4Good Index which is designed to measure the performance of companies striving to meet globally recognised corporate responsibility standards and to facilitate investment in those companies where corporate social responsibility issues are an influencing factor in an investor's decision-making process. The FTSE4Good Committee annually reviews the members for continued compliance with the criteria as laid down by the Committee.

Ethical business practices

Filtrona's Standards of Business Conduct Policy is applicable to all its businesses around the world. This policy details the standards expected by Filtrona including free and fair competition, the prohibition of bribery and political donations and provides general guidance on honestly and fairly dealing with suppliers, customers and local and national authorities. Filtrona is committed to working with its suppliers to ensure the welfare of workers and employment conditions within its supply chain meet or exceed internationally recognised standards.

Employees

Filtrona recognises that its employees are the Company's most vital resource and their importance in making the Company successful. Filtrona is guided by the aim of delivering a competitive and fair employment environment and to providing the opportunity for employees to develop and advance subject to personal performance and business objectives.

Throughout its worldwide operations, Filtrona supports human rights as set down by the UN Declaration and its applicable International Labour Organisation conventions. Recruitment procedures avoid the employment of under-age staff.

Filtrona is committed to offering equal opportunities to all people without discrimination as to race, sex, nationality, ethnic or national origin, language, age, marital status, sexual orientation, religion or disability. The Company does not tolerate harassment in the workplace in any form and remunerates fairly with respect to skills, performance, competitors and local market conditions.

Filtrona encourages an open and honest culture in all its dealings with employees. Channels of communication appropriate to Filtrona's local businesses have been established to allow employees to voice their views and concerns and the Company briefs all employees and their representatives on all relevant matters on an ongoing basis. For example, the Company has a European Information and Consultation Forum in respect of its operations in the European Union and this forum met in the UK during 2006 to hear presentations on Company performance as well as to discuss progress on health & safety matters and environmental issues.

The Filtrona Whistleblowing Policy sets out guidelines under which employees can raise certain issues (regarding ethical behaviour or legal compliance) with their own business or directly with Filtrona plc in confidence. Under this policy employees may come forward without fear of their position and have the option to consult an independent external party.

As part of its commitment to training and development within its businesses, the Company operates a graduate development programme in Europe and North America together with a number of local internship and apprentice placements. In the course of 2006, the Company established a Learning Centre at its Filters facility in Jarrow, UK, under a joint funding arrangement with the Trades Union Congress. This facility is available to all employees and their families and since inception over 50% of the employees at the site have accessed a variety of courses including National Vocational Qualifications.

Filtrona Health, Safety & Environment ('HS&E') Council
The Company has established the Filtrona HS&E Council under the chairmanship of the Director of Group Human Resources, who reports directly to the Chief Executive, and it includes representatives from all the operating businesses. This body is responsible for reviewing the HS&E performance, developing appropriate standards and procedures and overseeing the Company's internal HS&E auditing process.

At the end of 2006 the Company introduced the Filtrona Group Safety Awards whereby sites can achieve gold, silver and bronze status on the basis of performance assessed against stringent criteria set by the Filtrona HS&E Council. In 2006, ITC Filtrona in India achieved a silver award. An annual assessment of sites will be conducted for future awards.

Health & safety
A key driver of Filtrona's success has been the high degree of autonomy which has been afforded to local management, allowing them to serve local markets in the most appropriate manner. Within this decentralised structure the Company has established core health and safety policies which the businesses are required to implement. These procedures are designed to ensure compliance with applicable laws and regulations and, wherever possible, to employ best practice.

One of the objectives of the Company is to achieve improvements in health and safety, and ongoing initiatives are designed to monitor, assess and action performance. This is driven not only by Filtrona's commitment to meeting its legal responsibilities but also by an ethical desire to protect all employees from dangers in the workplace.

With the introduction of a new group monitoring system the Company is better equipped than ever before to record accidents and also to continually review performance. This system has enabled the implementation of an extensive programme of active monitoring that measures how the working environments are being managed.

During 2006 comprehensive training occurred at all worldwide locations so that the collection of accurate data is embedded within the organisation.

The Company believes that the introduction of the new group monitoring system has led to an increased focus on health & safety performance and provided management with additional visibility of relevant performance statistics.

Details of the Company's health and safety performance for 2006 can be viewed at the Company's website www.filtrona.com.

The Company manages occupational health by identifying key risk activities, undertaking health assessments and, where appropriate, implementing health surveillance programmes.

Environment
Filtrona recognises the impact that its businesses have on the environment and, as a minimum standard, complies with current applicable legislation in the countries in which it operates. All of the Company's European businesses comply with EU and domestic waste management regulations. It is Company policy that all principal manufacturing sites are ISO 14001 accredited.

In addition, three of the Company's businesses are accredited to the international standard for Occupational Health & Safety Management Systems, OHSAS 18001 (two in the US and one in India).

The group monitoring system is also being used to record raw material usage, energy usage and waste levels. All locations are actively improving their statistics by recycling raw materials, thus reducing waste levels which would normally go to landfill. Where raw materials cannot be recycled on site, alternative uses are being investigated with the aid of third parties.

Filtrona is commited to continuous improvement in environmental performance, the prevention of pollution and to improving efficiency in the use of resources including energy, water, packaging and other raw materials.

At Alliance Plastics, Erie, US the injection moulding facility has reduced the costs of electrical power over the past two years while increasing manufacturing throughput. The reduction in costs has been driven through capital expenditure focused on new energy efficient equipment combined with energy cost saving initiatives. These reductions have been achieved while the cost of energy has increased. Also, as part of the ISO 14001 programme, waste reduction initiatives have been undertaken and the volume of raw materials entering landfill has reduced.

Corporate Social Responsibility Report

At Filtrona Filters, Jarrow, considerable changes were implemented during the year. Prior to 2006, all filter and board waste was going to landfill at considerable cost and environmental impact. Following the changes one hundred percent of all filter waste is baled and used as a low emissions fuel by a manufacturer of bio-diesel from cooking oil.

Filtrona Extrusion, Chicago, installed a pump station in order to more efficiently return process water to the chill water station. This station reduces water consumption by at least 100,000 gallons per year.

Filtrona Filters, Bangalore, was awarded during 2006 the 'Parisara Premi', translated as 'Friends of Environment'. The award was granted on the recommendation of the State Government Pollution Control Board.

The eTree™ project, encouraging shareholders to receive future communications electronically instead of in paper form, ensures that for each positive response a tree is donated to the Woodland Trust.

The wider community
Filtrona is committed to being a responsible corporate citizen through the support for appropriate non-political and non-sectarian projects across a range of organisations and charities. Regardless of regional or national boundaries the Company aims to support the creation of prosperous, educated, sustainable and healthy communities in the countries and cultures in which it operates. With a focus on education and enterprise, health and welfare and the environment, it has developed target programmes for local communities, often involving commercial sponsorship and significant employee engagement through direct involvement or secondment.

There is encouragement to the businesses to support local charities both with financial and non-financial donations, be they educational, sporting or health-related:

- Financial and material assistance for the flood victims of Thailand and the earthquake victims of Indonesia
- In India, the delivery of a wide range of social investment programmes focusing on basic needs including the provision of water, power and sanitation to nearby community facilities, local school support, an Aids awareness campaign and environmental education
- In Brazil, the provision of IT equipment to a local institute for disabled children
- In Venezuela, financial support to the local blood bank and a local orphanage, plus sponsorship of a local youth football team
- In the US, the provision of a number of internships, sponsoring of local youth sports teams and charitable donations to a diverse range of both national and local organisations
- In the UK, the provision of work-experience placements, the sponsorship of local school activities and charitable donations to a diverse range of both national and local organisations

Applying Filtrona's principles
The business principles reported above are underpinned by a series of policies which can be viewed via the Corporate Social Responsibility page on the website www.filtrona.com.

The Chief Executive is the Director with primary responsibility for this area of activity, whilst business managers are responsible for ensuring the underlying policy commitments are applied. The Director of Group Human Resources, supported by the Company Secretary, is responsible for co-ordinating the operation of the policies and reporting on them to the Chief Executive.

Consolidated income statement

for the year ended 31 December 2006

	Note	2006 £m	2005 £m
Revenue	1	**544.2**	513.7
Operating profit before intangible amortisation and demerger expense		**61.6**	57.8
Intangible amortisation		**(0.9)**	(0.8)
Demerger expense		**–**	(1.0)
Operating profit	1,2	**60.7**	56.0
Finance income	3	**8.8**	5.6
Finance expense	3	**(14.9)**	(11.6)
Profit before tax		**54.6**	50.0
Income tax expense	4	**(18.6)**	(17.0)
Profit for the year		**36.0**	33.0
Attributable to:			
Equity holders of Filtrona plc		**34.5**	31.6
Minority interests		**1.5**	1.4
Profit for the year		**36.0**	33.0
Earnings per share attributable to equity holders of Filtrona plc:			
Basic	6	**15.8p**	14.4p
Diluted	6	**15.6p**	14.4p

Consolidated balance sheet

at 31 December 2006

	Note	2006 £m	2005 £m
Assets			
Property, plant and equipment	7	**178.4**	180.5
Intangible assets	8	**59.5**	63.0
Deferred tax assets	15	**0.3**	1.6
Total non-current assets		**238.2**	245.1
Inventories	9	**55.7**	59.8
Income tax receivable		**1.8**	1.6
Trade and other receivables	10	**81.1**	85.6
Derivative assets	14	**0.2**	0.1
Cash and cash equivalents	11	**20.7**	30.7
Total current assets		**159.5**	177.8
Total assets		**397.7**	422.9
Equity			
Issued capital	18	**54.8**	54.8
Capital redemption reserve	19	**0.1**	0.1
Other reserve	19	**(132.8)**	(132.8)
Translation reserve	19	**1.6**	5.3
Retained earnings	19	**219.0**	197.3
Attributable to equity holders of Filtrona plc		**142.7**	124.7
Minority interests	19	**6.0**	5.6
Total equity		**148.7**	130.3
Liabilities			
Interest bearing loans and borrowings	13	**117.9**	145.2
Retirement benefit obligations	17	**30.9**	35.8
Other payables	13	**–**	2.1
Provisions	16	**2.7**	2.5
Deferred tax liabilities	15	**11.6**	11.4
Total non-current liabilities		**163.1**	197.0
Bank overdrafts	11	**1.0**	5.0
Interest bearing loans and borrowings	13	**0.6**	0.7
Derivative liabilities	14	**0.3**	0.8
Income tax payable		**16.0**	15.2
Trade and other payables	12	**65.0**	68.9
Provisions	16	**3.0**	5.0
Total current liabilities		**85.9**	95.6
Total liabilities		**249.0**	292.6
Total equity and liabilities		**397.7**	422.9

The financial statements on pages 49 to 79 were approved by the Board of Directors on 1 March 2007 and were signed on its behalf by:

Steve Dryden
Finance Director

Consolidated statement of cash flows

for the year ended 31 December 2006

	Note	2006 £m	2005 £m
Operating activities			
Profit before tax		**54.6**	50.0
Adjustments for:			
Net finance expense		**6.1**	6.0
Intangible amortisation		**0.9**	0.8
Depreciation		**22.9**	22.1
Share option expense		**1.2**	1.1
Other items		**(0.3)**	1.1
Increase in inventories		**(0.3)**	(2.2)
Increase in trade and other receivables		**(0.7)**	(4.7)
Increase in trade and other payables		**0.1**	2.1
Acquisition of employee trust shares		**(1.2)**	(1.0)
Additional pension contributions		**(1.5)**	(0.7)
Other cash movements		**(1.9)**	(3.9)
Cash inflow from operating activities		**79.9**	70.7
Income tax paid		**(18.8)**	(13.8)
Net cash inflow from operating activities		**61.1**	56.9
Investing activities			
Interest received		**1.0**	1.2
Acquisition of property, plant and equipment		**(34.3)**	(38.2)
Proceeds from sale of property, plant and equipment		**1.8**	0.9
Acquisition of businesses net of cash acquired	22	**(0.5)**	(4.6)
Proceeds from sale of business	23	**0.3**	–
Other investing cash flows		**(0.8)**	(0.4)
Net cash outflow from investing activities		**(32.5)**	(41.1)
Financing activities			
Interest paid		**(7.2)**	(6.7)
Dividends paid to equity holders		**(14.3)**	(4.7)
Repayments of short-term loans		**(0.1)**	(0.6)
(Repayments of)/proceeds from long-term loans		**(11.8)**	133.7
Capital contribution from former parent company		**–**	4.2
Repayment to former parent company		**–**	(147.0)
Net cash outflow from financing activities		**(33.4)**	(21.1)
Net decrease in cash and cash equivalents		**(4.8)**	(5.3)
Net cash and cash equivalents at the beginning of the year		**25.7**	29.7
Net decrease in cash and cash equivalents		**(4.8)**	(5.3)
Net effect of currency translation on cash and cash equivalents		**(1.2)**	1.3
Net cash and cash equivalents at the end of the year	11	**19.7**	25.7

Consolidated statement of recognised income and expense

for the year ended 31 December 2006

	2006 £m	2005 £m
Recognition of defined benefit pension schemes on demerger:		
Actuarial loss	–	(34.7)
Deferred tax credit on actuarial loss	–	10.5
Other actuarial gains/(losses) on defined benefit pension schemes	**2.2**	(2.0)
Deferred tax (expense)/credit on other actuarial gains/(losses) on defined benefit pension schemes	**(0.7)**	0.7
Movement on cash flow hedge	–	(0.1)
Foreign exchange translation differences:		
Attributable to equity holders of Filtrona plc	**(3.7)**	6.9
Attributable to minority interests	**(0.3)**	0.5
Income and expense recognised directly in equity	**(2.5)**	(18.2)
Profit for the year	**36.0**	33.0
Total recognised income and expense	**33.5**	14.8
Attributable to:		
Equity holders of Filtrona plc	**32.3**	12.9
Minority interests	**1.2**	1.9
Total recognised income and expense	**33.5**	14.8

Accounting policies

a Basis of preparation
The consolidated financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU in accordance with EU law (IAS Regulation EC 1606/2002) ('adopted IFRS'). The Company has elected to prepare its individual company financial statements in accordance with United Kingdom Generally Accepted Accounting Principles ('UK GAAP'); these are presented on pages 81 to 85.

The financial statements are prepared on a historical cost basis except for derivative financial instruments which are stated at fair value.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods if relevant.

The preparation of financial statements that conform with adopted IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

The accounting policies used in the preparation of these financial statements are detailed below. These policies have been consistently applied to all periods presented.

On 6 June 2005 the Filtrona business was demerged from Bunzl plc ('Bunzl' or 'former parent company') and the ordinary shares of Filtrona plc ('the Company') were listed on the London Stock Exchange. The demerger was effected by the payment of a dividend in specie by Bunzl and has been accounted for as if it were a reverse acquisition.

For the purposes of these financial statements 'Filtrona' or 'the Group' means Filtrona plc, its subsidiaries and joint ventures.

b Basis of consolidation
(i) Subsidiaries
Subsidiaries are entities controlled by Filtrona. Control exists when Filtrona has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefit from its activities. The financial statements of subsidiaries are included in the financial statements from the date that control commences until the date that control ceases.

(ii) Joint ventures
Joint ventures are accounted for using the equity method of accounting. A joint venture is an entity in which Filtrona has a long-term interest and exercises joint control. Under the equity method, Filtrona's share of the aggregate assets and liabilities is included in the balance sheet and Filtrona's share of operating profit, finance and income tax expense of the joint venture is included in the income statement.

(iii) Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expense arising from intragroup transactions are eliminated in preparing the financial statements.

Accounting policies

c Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into sterling at the exchange rate ruling at that date and recognised in the income statement unless hedging criteria apply (see policy for derivative instruments).

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at the exchange rate ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at average exchange rates.

(iii) Net investment in foreign operations

Exchange differences since 1 January 2004, the date of transition to adopted IFRS, arising from the translation of the net investment in foreign operations, and related hedges are taken to the translation reserve and released to the income statement upon disposal. Differences arising prior to 1 January 2004 are included in retained earnings.

d Financial instruments

Under IAS 39, financial instruments are measured initially at fair value. The subsequent measurement depends on the classification of the financial instrument. Interest bearing loans and borrowings and other financial liabilities (excluding derivatives) are held at amortised cost, unless they are included in a hedge accounting relationship.

(i) Cash flow hedges

Where a derivative is designated as a cash flow hedge the change in fair value is recognised in equity to the extent that it is effective and any ineffective portion is recognised in the income statement. Where the underlying transaction results in a financial asset, accumulated gains and losses are recognised in the income statement in the same period as the hedged item. Where the hedged item results in a non-financial asset the accumulated gains and losses previously recognised in equity are included in the initial carrying value of the asset.

(ii) Fair value hedges

Where a derivative financial instrument is used to hedge the foreign exchange exposure of a monetary asset or liability, any gain or loss on the hedging instrument is recognised in the income statement.

(iii) Hedges of net investment in foreign operations

The gain or loss on an instrument used to hedge a net investment in a foreign operation that is deemed effective is recognised in equity. Any ineffective portion is recognised in the income statement.

e Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Previously revalued properties were treated as being held at deemed cost upon transition to adopted IFRS.

Where parts of an item of property, plant and equipment or other assets have different useful lives, they are accounted for as separate items. The carrying values of property, plant and equipment and other assets are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

f Depreciation

Property, plant and equipment are depreciated over their estimated remaining useful lives on a straight line basis at the following annual rates:

Freehold land	Not depreciated
Buildings	2% or life of lease if shorter
Plant and machinery	7–20%
Fixtures, fittings and equipment	10–33%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

g Leases

Where Filtrona has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. All other leases are treated as operating leases and the rentals expensed to the income statement on a straight line basis. Lease incentives are amortised in the income statement over the life of the lease.

h Intangible assets

(i) Goodwill

Goodwill is stated at cost less any impairment losses.

Acquisitions are accounted for using the purchase method. For acquisitions that have occurred since 1 January 2004 goodwill represents the difference between the cost and fair value of identifiable assets acquired. For acquisitions made before 1 January 2004, goodwill is included on the basis of its deemed cost, which represents the amount previously recorded under UK GAAP.

(ii) Research and development

Research costs are expensed to the income statement in the year in which they are incurred.

Development costs relating to new products are capitalised if the new product is technically and commercially feasible. Other development costs are recognised in the income statement and expensed as incurred.

(iii) Customer relationships

Customer relationships are identified on acquisition of businesses and valued using discounted cash flows based on historical customer attrition rates. Amortisation is expensed in the income statement on a straight line basis over the estimated useful economic life, being a period of up to 25 years.

i Impairment

All assets, except intangible assets, deferred tax assets and inventories, are reviewed annually to determine whether there is any indication of impairment. Intangible assets are tested annually. If an indication of impairment exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount, being the greater of value in use and net selling price, and is recognised in the income statement. Value in use is estimated based on future cash flows discounted using a pre-tax discount rate.

j Inventories

Inventories are valued at the lower of cost (on a first in, first out basis) and net realisable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labour cost and overheads.

k Cash and cash equivalents

Cash and cash equivalents comprise cash balances and fixed term investments whose maturities are three months or less from the date of acquisition. Bank overdrafts repayable on demand which form an integral part of Filtrona's cash management are included as part of cash and cash equivalents in the statement of cash flows.

Accounting policies

l Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

m Income tax

Income tax in the income statement comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in prior years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences arising between the tax bases and the carrying amounts of assets and liabilities in the financial statements. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred tax is determined using tax rates that are expected to apply when the related deferred tax asset/liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

n Revenue

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated expenses or the possible return of goods.

o Finance income and expense

Finance income and expense is recognised in the income statement as it accrues.

The finance expense prior to demerger includes interest payable to Bunzl. Following demerger the net reported finance expense only reflects the cost of external borrowing.

p Segment reporting

A segment is a distinguishable component of Filtrona that is engaged in providing products (business segment), or in providing products within a particular economic environment (geographic segment), which is subject to risks and rewards that are different from those of other segments.

For operational and financial reporting purposes, Filtrona identifies two business segments which are characterised by shared technology and raw material inputs.

q Pensions

(i) Defined contribution schemes

Obligations for contributions to defined contribution pension schemes are expensed to the income statement as incurred.

(ii) Defined benefit schemes

The significant pension schemes in Europe and the US have been accounted for on a defined benefit basis under IAS 19 (revised): *Employee benefits* ('IAS 19 (revised)'). Under IAS 19 (revised) Filtrona had to account for defined benefit pension charges up to the period of demerger on a defined contribution basis and on a defined benefit basis thereafter. Accordingly, Filtrona recognised the retirement benefit obligation of £34.7m at demerger in the consolidated statement of recognised income and expense.

Actuarial gains and losses that have arisen subsequently are recognised in full in the statement of recognised income and expense.

The net obligations in respect of defined benefit pension schemes are calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on AA credit-rated bonds that have maturity dates approximating to the terms of Filtrona's obligations. The calculation is performed by a qualified independent actuary using the projected unit credit method.

The amounts charged to operating profit are the current service cost, past service cost and gains and losses on settlement and curtailments. The expected increase in the present value of scheme liabilities is included within finance expense and the expected return on scheme assets is included within finance income.

r Share-based payments

Filtrona operates equity-settled, share-based incentive plans. A charge is made in the income statement based on the fair value of options using the Black-Scholes model with a corresponding increase in equity. The fair value is measured at grant date and spread over the period between grant and vesting date of the options. The amount recognised as an expense will be adjusted to reflect the actual number of share options that vest.

The expense for share-based payments prior to demerger was the charge allocated by Filtrona's former parent company based on the participation of Filtrona employees in schemes that it operated.

The shares held in the Filtrona Employee Benefit Trust for the purpose of fulfilling obligations in respect of share option plans are treated as belonging to the Company and are deducted from its retained earnings.

s Provisions

A provision is recognised when there is a probable legal or constructive obligation as a result of a past event and a reliable estimate can be made of the outflow of economic resources that will be required to settle the obligation.

t Net debt

Net debt is defined as cash and cash equivalents, net of interest bearing loans and borrowings.

u Dividends

Dividends are recognised as a liability in the period in which they are declared.

Notes

1. Segment analysis

Filtrona comprises the following business segments:

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Business segments

				2006
	Plastic Technologies £m	Fibre Technologies £m	Central Services† £m	Filtrona £m
Revenue	**289.5**	**254.7**	**–**	**544.2**
Operating profit/(loss) before intangible amortisation	41.4	28.1	(7.9)	61.6
Intangible amortisation	(0.8)	(0.1)	–	(0.9)
Operating profit/(loss)	**40.6**	**28.0**	**(7.9)**	**60.7**
Segment assets	175.0	139.1	1.2	315.3
Intangible assets	56.3	3.2	–	59.5
Unallocated items			22.9	22.9
Total assets	**231.3**	**142.3**	**24.1**	**397.7**
Segment liabilities	35.7	29.1	6.7	71.5
Unallocated items			177.5	177.5
Total liabilities	**35.7**	**29.1**	**184.2**	**249.0**
Other segment items				
Capital expenditure	21.2	12.9	0.2	**34.3**
Depreciation	13.6	9.0	0.3	**22.9**
Closing number of employees	3,159	2,413	33	**5,605**
Average number of employees	3,055	2,385	33	**5,473**

† Central Services includes group accounts, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the business segments

1. Segment analysis (continued)

	2005			
	Plastic Technologies £m	Fibre Technologies £m	Central Services[†] £m	Filtrona £m
Revenue	273.3	240.4	–	513.7
Operating profit/(loss) before intangible amortisation and demerger expense	37.6	26.9	(6.7)	57.8
Intangible amortisation	(0.7)	(0.1)	–	(0.8)
Demerger expense	–	–	(1.0)	(1.0)
Operating profit/(loss)	36.9	26.8	(7.7)	56.0
Segment assets	180.1	143.1	4.5	327.7
Intangible assets	59.7	3.3	–	63.0
Unallocated items			32.2	32.2
Total assets	239.8	146.4	36.7	422.9
Segment liabilities	35.4	32.7	9.1	77.2
Unallocated items			215.4	215.4
Total liabilities	35.4	32.7	224.5	292.6
Other segment items				
Capital expenditure	21.6	16.4	0.2	38.2
Depreciation	13.3	8.5	0.3	22.1
Closing number of employees	2,873	2,340	33	5,246
Average number of employees	2,953	2,270	30	5,253

[†] Central Services includes group accounts, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the business segments

Inter-segment sales are not significant in either year. Net finance expense of £6.1m (2005: £6.0m) and income tax expense of £18.6m (2005: £17.0m) cannot be meaningfully allocated by segment. The majority of unallocated assets relate to cash and cash equivalents and the majority of unallocated liabilities relate to interest bearing loans and borrowings, retirement benefit obligations, deferred tax liabilities, bank overdrafts and income tax payable.

Notes

1. Segment analysis (continued)
Geographic segments

	2006 Revenue by destination £m	Segment assets £m	Intangible assets £m	Capital expenditure £m
Europe	191.7	128.3	40.0	14.7
North America	219.6	115.6	19.2	11.6
Rest of World	132.9	71.4	0.3	8.0
	544.2	**315.3**	**59.5**	**34.3**
Unallocated items	–	22.9	–	–
	544.2	**338.2**	**59.5**	**34.3**

	2005 Revenue by destination £m	Segment assets £m	Intangible assets £m	Capital expenditure £m
Europe	183.7	124.5	40.7	16.7
North America	215.5	133.1	21.9	14.2
Rest of World	114.5	70.1	0.4	7.3
	513.7	327.7	63.0	38.2
Unallocated items	–	32.2	–	–
	513.7	359.9	63.0	38.2

All segments are continuing operations.

2. Net operating expense

	2006 £m	2005 £m
Changes in inventories of finished goods and work-in-progress	**0.2**	(0.1)
Raw materials and consumables	**250.0**	232.0
Personnel expense (note 5)	**129.9**	124.8
Depreciation and other amounts written off property, plant and equipment	**22.9**	22.1
Amortisation and other amounts written off intangible assets	**0.9**	0.8
Demerger expense	**–**	1.0
Hire of plant and machinery - rentals payable under operating leases	**0.6**	0.5
Other operating expenses	**79.0**	76.6
Net operating expense	**483.5**	457.7

2. Net operating expense (continued)

Auditor's remuneration

	Note	2006 £m	2005 £m
Audit of these financial statements	i	**0.2**	0.2
Audit of financial statements of subsidiaries pursuant to legislation		**0.6**	0.6
Total audit fees		**0.8**	0.8
Other services pursuant to such legislation	ii	**0.1**	0.1
Other services relating to tax	iii	**0.1**	0.2
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or the Group	iv	**0.3**	–
Total non-audit fees	v	**0.5**	0.3
Total fees		**1.3**	1.1

Notes

i Includes remuneration and expenses for the audit of the Company for the year of £4,115 (2005: £4,000)

ii Fees for other services pursuant to such legislation related principally to the review of the interim financial statements

iii Other services relating to tax are fees paid for tax compliance services and tax advice

iv The Company believes that, given their detailed knowledge of Filtrona's operations, its structure and accounting policies and the importance of carrying out detailed due diligence as part of the acquisition process, it is appropriate for certain audit-related work to be carried out by the Company's auditor rather than another firm of accountants. The Audit Committee, which consists of independent Non-executive Directors, reviews and approves the level and nature of non-audit work which the auditor performs, including the fees paid for such work, thus ensuring that their objectivity and independence is not compromised

v £0.4m (2005: £0.3m) of the total non-audit fees were charged in the UK

vi Fees of £23,000 (2005: £22,000) were paid in relation to the audit of the Filtrona pension schemes

3. Net finance expense

	2006 £m	2005 £m
Finance income		
Bank deposits	**1.0**	1.1
Other finance income	**0.1**	0.1
Expected return on pension scheme assets	**7.7**	4.4
	8.8	5.6
Finance expense		
Loans and overdrafts	**(7.4)**	(5.4)
Former parent company financing	**–**	(1.7)
Other finance expense	**–**	(0.1)
Interest on pension scheme liabilities	**(7.5)**	(4.4)
	(14.9)	(11.6)
Net finance expense	**(6.1)**	(6.0)

Notes

4. Income tax expense

	2006 £m	2005 £m
Components of tax expense:		
Current tax	**22.0**	17.3
Prior years' tax	**(1.7)**	(1.2)
Double tax relief	**(2.4)**	(0.2)
Deferred tax (note 15)	**0.7**	1.1
Income tax expense	**18.6**	17.0

Income tax expense in the UK is £2.4m (2005: £1.1m).

Factors affecting income tax expense for the year
Filtrona operates across the world and is subject to income tax in many different jurisdictions. Filtrona calculates its average expected tax rate as a weighted average of the national corporate income tax rates in the tax jurisdictions in which it operates.

	2006 £m	2005 £m
Profit before income tax	**54.6**	50.0
Tax at weighted average	**18.0**	16.0
Effects of:		
Permanent disallowables	**0.8**	0.2
Overseas state and local tax	**0.8**	0.5
Unrelieved tax losses	**0.2**	1.8
Prior year adjustments	**(1.7)**	(1.2)
Other items	**0.5**	(0.3)
Income tax expense	**18.6**	17.0

5. Personnel expense

	2006 £m	2005 £m
Wages and salaries	**110.2**	105.2
Social security expense	**13.1**	13.1
Pension expense (note 17)	**5.4**	5.4
Share option expense	**1.2**	1.1
	129.9	124.8

The Report of the Remuneration Committee on pages 33 to 40 sets out information on Directors' remuneration.

6. Earnings per share

	2006 £m	2005 £m
Earnings attributable to equity holders of Filtrona plc	**34.5**	31.6
Adjustment*	**0.6**	1.2
Adjusted earnings	**35.1**	32.8
Basic weighted average ordinary shares in issue (million)	**218.8**	219.1#
Dilutive effect of employee share option plans (million)	**1.8**	0.8
Diluted weighted average ordinary shares (million)	**220.6**	219.9
Basic earnings per share	**15.8p**	14.4p
Adjustment*	**0.2p**	0.6p
Adjusted earnings per share	**16.0p**	15.0p
Diluted basic earnings per share	**15.6p**	14.4p

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

* The adjustment relates to intangible amortisation (2005: intangible amortisation and demerger expense) less tax relief thereon
\# The number of ordinary shares issued on demerger was used as the weighted average number for the period prior to demerger

7. Property, plant and equipment

				2006
	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	Total £m
Cost				
Beginning of year	59.2	267.1	40.9	**367.2**
Acquisition	–	0.1	–	**0.1**
Divestment	–	(0.7)	(0.2)	**(0.9)**
Additions	3.9	27.0	3.4	**34.3**
Disposals	(1.5)	(4.8)	(1.5)	**(7.8)**
Currency translation	(3.5)	(17.3)	(2.1)	**(22.9)**
End of year	**58.1**	**271.4**	**40.5**	**370.0**
Depreciation				
Beginning of year	12.7	147.3	26.7	**186.7**
Expense in year	1.5	17.6	3.8	**22.9**
Divestment	–	(0.7)	(0.2)	**(0.9)**
Disposals	(0.4)	(4.4)	(1.5)	**(6.3)**
Currency translation	(0.8)	(9.0)	(1.0)	**(10.8)**
End of year	**13.0**	**150.8**	**27.8**	**191.6**
Net book value at end of year	**45.1**	**120.6**	**12.7**	**178.4**

Notes

7. Property, plant and equipment (continued)

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	Total £m
				2005
Cost				
Beginning of year	46.5	230.5	36.0	313.0
Additions	8.8	25.2	4.2	38.2
Disposals	(0.4)	(5.9)	(0.8)	(7.1)
Currency translation	4.3	17.3	1.5	23.1
End of year	59.2	267.1	40.9	367.2
Depreciation				
Beginning of year	10.8	126.6	23.1	160.5
Expense in year	1.3	17.4	3.4	22.1
Disposals	(0.2)	(5.6)	(0.7)	(6.5)
Currency translation	0.8	8.9	0.9	10.6
End of year	12.7	147.3	26.7	186.7
Net book value at end of year	46.5	119.8	14.2	180.5
Net book value at beginning of year	35.7	103.9	12.9	152.5

8. Intangible assets

	Goodwill £m	Customer relationships £m	Total £m
			2006
Cost			
Beginning of year	54.5	21.0	**75.5**
Acquisition (note 22)	–	0.6	**0.6**
Currency translation	(3.7)	(0.2)	**(3.9)**
End of year	**50.8**	**21.4**	**72.2**
Amortisation			
Beginning of year	11.2	1.3	**12.5**
Expense in year	–	0.9	**0.9**
Currency translation	(0.7)	–	**(0.7)**
End of year	**10.5**	**2.2**	**12.7**
Net book value at end of year	**40.3**	**19.2**	**59.5**

8. Intangible assets (continued)

	Goodwill £m	Customer relationships £m	2005 Total £m
Cost			
Beginning of year	46.9	21.9	68.8
Acquisitions (note 22)	5.1	–	5.1
Currency translation	2.5	(0.9)	1.6
End of year	54.5	21.0	75.5
Amortisation			
Beginning of year	10.7	0.5	11.2
Expense in year	–	0.8	0.8
Currency translation	0.5	–	0.5
End of year	11.2	1.3	12.5
Net book value at end of year	43.3	19.7	63.0
Net book value at beginning of year	36.2	21.4	57.6

Filtrona tests intangible assets annually for impairment, or more frequently if there are indications that they are impaired. Intangible assets are allocated to cash generating units and a discounted cash flow analysis is computed to compare discounted estimated future operating cash flows to the net carrying value of each business, as discussed in the Business Review. The analysis is based on forecast cash flows, with zero growth used to determine terminal values. The estimated cash flows are discounted using Filtrona's weighted average cost of capital and any impairments identified are charged to the income statement. The test is dependent on management estimates and judgements, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows.

9. Inventories

	2006 £m	2005 £m
Raw materials and consumables	**23.9**	25.7
Work-in-progress	**3.1**	3.0
Finished goods and goods for resale	**28.7**	31.1
	55.7	59.8

Inventories held at net realisable value and amounts recognised as income from the reversal of impairments were not significant.

10. Trade and other receivables

	2006 £m	2005 £m
Trade receivables	**68.2**	71.3
Other receivables	**6.6**	7.1
Prepayments and accrued income	**6.3**	7.2
	81.1	85.6

Notes

11. Cash and cash equivalents

	2006 £m	2005 £m
Bank balances	**18.3**	29.7
Short-term bank deposits not repayable on demand	**2.4**	1.0
Cash and cash equivalents	**20.7**	30.7
Bank overdrafts	**(1.0)**	(5.0)
Cash and cash equivalents in the statement of cash flows	**19.7**	25.7

12. Trade and other payables

	2006 £m	2005 £m
Trade payables	**38.1**	39.5
Other tax and social security contributions	**3.2**	2.8
Other payables	**6.7**	7.2
Accruals and deferred income	**17.0**	19.4
	65.0	68.9

13. Interest bearing loans and borrowings

	2006 £m	2005 £m
Non-current liabilities		
Unsecured bank loans	**117.9**	145.2
Current liabilities		
Unsecured bank loans	**0.1**	0.1
Unsecured non-bank loan	**0.5**	0.6
	0.6	0.7

Terms and debt repayment schedule

	2006				2005			
	<1 yr £m	1-2 yrs £m	2-5 yrs £m	Total £m	<1 yr £m	1-2 yrs £m	2-5 yrs £m	Total £m
Unsecured bank loans	0.1	0.1	117.8	**118.0**	0.1	0.1	145.1	145.3
Unsecured non-bank loan	0.5	–	–	**0.5**	0.6	–	–	0.6
	0.6	**0.1**	**117.8**	**118.5**	0.7	0.1	145.1	145.9

All debt due for repayment in two to five years must be repaid no later than May 2010.

13. Interest bearing loans and borrowings (continued)

At 31 December 2006, the majority of Filtrona's interest bearing loans and borrowings were at floating rates of interest set with reference to LIBOR for periods ranging from seven days to three months. €30m and up to US$65m of net debt was protected from adverse movements in interest rates with interest rate caps for a period of 20 months. On 24 February 2006 the interest rate on US$40m of net debt was effectively fixed at 5.1775% with an interest rate swap for a period of two years. With effect from 24 November 2006 the interest rate on a further US$30m of net debt was effectively fixed at 5.4313% with an interest rate swap for a period of two years.

At 31 December 2005, the majority of Filtrona's interest bearing loans and borrowings were at floating rates of interest set with reference to LIBOR for periods ranging from seven days to three months.

After taking into account foreign exchange swaps, the currency and interest rate profile of Filtrona's financial assets and liabilities is as follows:

	2006					2005			
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Impact of foreign exchange swaps £m	Total £m	Floating rate £m	Non-interest bearing £m	Impact of foreign exchange swaps £m	Total £m
Assets									
Sterling	–	3.4	11.0	–	**14.4**	3.5	22.3	–	25.8
US dollar	–	5.0	29.8	–	**34.8**	4.9	30.2	–	35.1
Euro	–	4.3	20.7	–	**25.0**	7.5	11.7	–	19.2
Other	–	8.0	21.4	–	**29.4**	14.8	23.1	–	37.9
	–	**20.7**	**82.9**	**–**	**103.6**	30.7	87.3	–	118.0
Liabilities									
Sterling	–	31.1	18.9	(61.3)	**(11.3)**	37.9	27.4	(78.1)	(12.8)
US dollar	35.7	52.5	35.2	9.5	**132.9**	111.7	35.7	20.2	167.6
Euro	–	0.2	16.5	52.1	**68.8**	0.3	9.1	58.6	68.0
Other	–	–	10.4	–	**10.4**	1.0	14.1	–	15.1
	35.7	**83.8**	**81.0**	**0.3**	**200.8**	150.9	86.3	0.7	237.9

£nil (2005: £2.1m) of Filtrona's non-interest bearing financial liabilities are due for payment in one to two years.

Filtrona's available undrawn committed facilities at 31 December were:

	2006 £m	2005 £m
Expiring within one year	–	–
Expiring after one but within two years	–	–
Expiring after two years	**97.2**	70.0
	97.2	70.0

Any loans drawn on these facilities would bear interest at floating rates with reference to LIBOR for the period of the loan.

Notes

14. Derivative instruments

Filtrona uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, Filtrona does not hold or issue derivative financial instruments for trading purposes.

	Assets		Liabilities	
	Fair values £m	Contractual or notional amounts £m	Fair values £m	Contractual or notional amounts £m
At 31 December 2006				
Fair value hedges				
Forward foreign exchange contracts	–	1.6	–	9.7
Cash flow hedges				
Forward foreign exchange contracts	–	1.8	–	2.5
Interest rate swaps	0.2	35.9	–	–
Hedges of net investments				
Cross currency swaps	–	4.4	(0.3)	57.2
	0.2	**43.7**	**(0.3)**	**69.4**

	Assets		Liabilities	
	Fair values £m	Contractual or notional amounts £m	Fair values £m	Contractual or notional amounts £m
At 31 December 2005				
Fair value hedges				
Forward foreign exchange contracts	0.1	4.9	(0.1)	9.6
Cash flow hedges				
Forward foreign exchange contracts	–	0.8	–	0.8
Hedges of net investments				
Cross currency swaps	–	14.6	(0.7)	64.2
	0.1	20.3	(0.8)	74.6

Fair values of forward foreign exchange contracts and cross currency swaps have been calculated at year end exchange rates compared to contracted rates. Fair values of interest rate swaps have been calculated by discounting cash flows at the rates of interest prevailing at the year end. Fair values of other financial assets and liabilities are not significantly different from their carrying amounts in 2006 and 2005.

The net fair value gains on open forward foreign exchange contracts that hedge foreign currency risk of anticipated future sales and purchases will be transferred to the income statement when the forecast sales and purchases occur over the next 12 months. With the exception of the interest rate swaps discussed in note 13 all other derivative instruments mature within the next 12 months.

Filtrona has US dollar denominated borrowings and US dollar and euro currency swaps which it has designated as hedges of its net investments in subsidiary undertakings. The exchange gains of £15.5m (2005: losses of £11.3m) on these borrowings and the gains of £2.1m (2005: losses of £0.1m) on the US dollar currency swaps and gains of £0.8m (2005: gains of £0.3m) on euro currency swaps have been recognised in reserves.

15. Deferred tax

Deferred tax assets and liabilities are attributable to the following:

	2006 Assets £m	2006 Liabilities £m	2006 Net £m	2005 Assets £m	2005 Liabilities £m	2005 Net £m
Property, plant and equipment	(0.6)	17.8	**17.2**	(0.7)	13.2	12.5
Intangible assets	–	7.2	**7.2**	–	5.1	5.1
Employee benefits	(10.0)	–	**(10.0)**	(11.4)	–	(11.4)
Other	(3.8)	0.7	**(3.1)**	(4.6)	8.2	3.6
Tax (assets)/liabilities	**(14.4)**	**25.7**	**11.3**	(16.7)	26.5	9.8
Set off of tax	14.1	(14.1)	–	15.1	(15.1)	–
Net tax (assets)/liabilities	**(0.3)**	**11.6**	**11.3**	(1.6)	11.4	9.8

Movements in temporary differences in the year:

	2006 £m	2005 £m
Beginning of year	**9.8**	18.4
Charge to the income statement in respect of current year (note 4)	**0.7**	1.1
Charge to the income statement in respect of prior years	**0.9**	1.7
Recognition of defined benefit pension schemes on demerger	–	(10.5)
Charge/(credit) to reserves on movements of defined benefit pension schemes	**0.7**	(0.3)
Currency translation	**(0.8)**	(0.6)
End of year	**11.3**	9.8

No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where Filtrona is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the forseeable future. A deferred tax asset of £0.7m (2005: £0.7m) has not been recognised in respect of capital losses as the realisation of this deferred tax asset is not considered probable.

Notes

16. Provisions

	2006 £m	2005 £m
Movements		
Beginning of year	**7.5**	5.6
Expensed in the income statement	**–**	2.5
Acquisition	**0.3**	–
Reclassified from other payables	**–**	3.1
Utilised	**(2.0)**	(3.8)
Currency translation	**(0.1)**	0.1
End of year	**5.7**	7.5
Non-current	**2.7**	2.5
Current	**3.0**	5.0
	5.7	7.5

Provisions relate primarily to vacant properties, employees' compensation claims, legal claims and environmental clean up expenses. Non-current provisions are generally long-term in nature with the timing of utilisation uncertain.

17. Employee benefits

Post-retirement benefits

For the period prior to demerger Filtrona employees were members of the former parent company's defined benefit and defined contribution pension schemes. The liabilities and assets of these schemes were transferred to successor Filtrona schemes following demerger. Liabilities were actuarially allocated between Filtrona and the former parent company and scheme assets were split in the same proportion as liabilities.

Under IAS 19 (revised) Filtrona had to account for defined benefit pension costs up to the period of demerger on a defined contribution basis and on a defined benefit basis thereafter. Accordingly, Filtrona recognised the retirement benefit obligation of £34.7m at demerger in the consolidated statement of recognised income and expense.

Trustees administer the schemes and the assets are held independently from Filtrona.

Pension costs of the defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes as at 5 April 2006 and annual actuarial valuations are performed on the principal US defined benefit schemes. The assets and liabilities of the defined benefit schemes have been updated to the balance sheet date from the most recent actuarial valuations taking account of the investment returns achieved by the schemes and the level of contributions.

Contributions to all schemes are determined in line with actuarial advice, local conditions and practices. Defined benefit contributions in 2007 are expected to be £5.9m, which consists of payments to fund future service accruals and contributions to amortise the deficit in respect of past service.

17. Employee benefits (continued)

The amounts included in the consolidated financial statements in respect of arrangements in Europe and the US are as follows:

	2006 £m	2005 £m
Amounts charged to operating profit		
Defined contribution schemes	**2.2**	3.6
Defined benefit schemes:		
Service cost	**3.2**	1.8
Total operating expense (note 5)	**5.4**	5.4
Amounts included as finance (income)/expense		
Expected return on scheme assets	**(7.7)**	(4.4)
Interest on scheme liabilities	**7.5**	4.4
Net financial return	**(0.2)**	–
Amounts recognised in the statement of recognised income and expense		
Recognition of actuarial losses on demerger	**–**	(34.7)
Actual return less expected return on scheme assets	**5.5**	5.7
Impact of changes in assumptions relating to the present value of scheme liabilities	**(3.3)**	(7.7)
Actuarial gain/(loss)	**2.2**	(36.7)

The principal assumptions used by the independent qualified actuaries for the purposes of IAS 19 (revised) were:

	2006		2005	
	Europe	US	Europe	US
Rate of increase in salaries	**3.90%**	**4.00%**	3.75%	3.00%
Rate of increase in pensions	**2.90%**	**n/a***	2.75%	n/a*
Discount rate	**5.00%**	**5.75%**	4.75%	5.50%
Inflation rate	**2.90%**	**n/a***	2.75%	n/a*
Expected return on scheme assets	**6.10%**	**8.30%**	5.90%	8.30%

*not applicable

The assumptions used by the actuaries are the estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

The life expectancy assumptions used to estimate defined benefit obligations at 31 December 2006 are:

	2006	
	Europe	US
Male retiring today at age 65	**21.8**	**18.1**
Female retiring today at age 65	**24.7**	**20.4**
Male retiring in 20 years at age 65	**23.0**	**18.1**
Female retiring in 20 years at age 65	**25.8**	**20.4**

Notes

17. Employee benefits (continued)

The fair value of scheme assets, which are not intended to be realised in the short-term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

2006	Long-term rate of return	Europe £m	Long-term rate of return	US £m	Total £m
Equities	6.90%	73.2	9.75%	17.5	**90.7**
Bonds	4.70%	13.3	5.75%	10.4	**23.7**
Gilts	3.90%	19.9		–	**19.9**
Other	4.70%	0.3	4.50%	0.2	**0.5**
Fair value of scheme assets		106.7		28.1	**134.8**
Present value of scheme liabilities		(131.6)		(34.1)	**(165.7)**
Retirement benefit obligations		**(24.9)**		**(6.0)**	**(30.9)**

2005	Long-term rate of return	Europe £m	Long-term rate of return	US £m	Total £m
Equities	6.80%	64.7	9.75%	18.8	83.5
Bonds	4.45%	12.5	5.75%	10.2	22.7
Gilts	3.80%	18.1		–	18.1
Other		–	4.50%	0.1	0.1
Fair value of scheme assets		95.3		29.1	124.4
Present value of scheme liabilities		(123.3)		(36.9)	(160.2)
Retirement benefit obligations		(28.0)		(7.8)	(35.8)

Movement in fair value of scheme assets/(liabilities) during the year

	2006 Scheme assets £m	2006 Scheme liabilities £m	2006 Total £m	2005 Scheme assets £m	2005 Scheme liabilities £m	2005 Total £m
Beginning of year	124.4	(160.2)	**(35.8)**	–	–	–
Recognition of defined benefit pension schemes on demerger	–	–	**–**	116.2	(150.9)	(34.7)
Contribution to defined benefit pension schemes by former parent company	–	–	**–**	1.4	–	1.4
Service cost	–	(3.2)	**(3.2)**	–	(1.8)	(1.8)
Employer contributions	4.7	–	**4.7**	2.5	–	2.5
Employee contributions	0.8	(0.8)	**–**	0.7	(0.7)	–
Actuarial gains/(losses)	5.5	(3.3)	**2.2**	5.7	(7.7)	(2.0)
Finance income/(expense)	7.7	(7.5)	**0.2**	4.4	(4.4)	–
Benefits paid	(4.7)	4.7	**–**	(1.7)	1.7	–
Curtailment	–	–	**–**	(7.3)	7.5	0.2
Changes in scheme coverage	–	–	**–**	0.3	(1.1)	(0.8)
Currency translation	(3.6)	4.6	**1.0**	2.2	(2.8)	(0.6)
End of year	**134.8**	**(165.7)**	**(30.9)**	124.4	(160.2)	(35.8)

17. Employee benefits (continued)

	2006 % of scheme assets/ liabilities	2006 £m	2005 % of scheme assets/ liabilities	2005 £m
Experience gains and losses				
Difference between actual and expected return on scheme assets	**4.1**	**5.5**	4.6	5.7
Net actuarial gains/(losses) recognised in the statement of recognised income and expense	**1.3**	**2.2**	(1.2)	(2.0)

Sensitivity

For the significant assumptions used in determining post-retirement costs and liabilities, the following sensitivity analysis gives the estimate of the impact on the income statement and balance sheet for the year ended 31 December 2006.

	Scheme liabilities Europe £m	Scheme liabilities US £m	Scheme liabilities Total £m	Annual service cost Europe £m	Annual service cost US £m	Annual service cost Total £m
0.5% decrease in the discount rate	15.0	2.6	**17.6**	0.4	0.1	**0.5**
1.0% increase in the rate of inflation	25.0	–	**25.0**	0.9	–	**0.9**
1 year increase in life expectancy	3.5	1.1	**4.6**	0.1	–	**0.1**
0.5% increase in the discount rate	(13.0)	(2.2)	**(15.2)**	(0.4)	(0.1)	**(0.5)**
1.0% decrease in the rate of inflation	(20.0)	–	**(20.0)**	(0.8)	–	**(0.8)**

Share-based incentives

Filtrona operates share-based incentive plans for its Executive Directors and employees. The total charge in respect of these plans during the year was £1.2m (2005: £1.1m). Details of these plans are set out below:

Share options outstanding

2006	At 1 Jan 2006	Weighted average exercise price	Granted during the year	Weighted average exercise price	Lapsed during the year	Weighted average exercise price	Exercised during the year	Weighted average exercise price	At 31 Dec 2006	Weighted average exercise price	Exercisable at 31 Dec 2006
LTIP Part A	2,133,262	239.5p	1,987,174	257.0p	(138,812)	239.5p	–	–	**3,981,624**	**248.2p**	–
LTIP Part B 'Matching'	600,666	–	–	–	–	–	–	–	**600,666**	–	–
LTIP Part B 'Performance'	515,347	–	496,810	–	–	–	–	–	**1,012,157**	–	–
DASB	–	–	128,320	–	–	–	–	–	**128,320**	–	–
SAYE 3 year plan	–	–	764,823	237.0p	(93,122)	237.0p	(843)	237.0p	**670,858**	**237.0p**	–
SAYE 5 year plan	–	–	710,677	237.0p	(46,191)	237.0p	–	–	**664,486**	**237.0p**	–
	3,249,275		**4,087,804**		**(278,125)**		**(843)**		**7,058,111**		–

Notes

17. Employee benefits (continued)

	2005							
	At 1 Jan 2005	Granted during the year	Weighted average exercise price	Lapsed during the year	Weighted average exercise price	At 31 Dec 2005	Weighted average exercise price	Exercisable at 31 Dec 2005
LTIP Part A	–	2,281,608	239.5p	(148,346)	239.0p	2,133,262	239.5p	–
LTIP Part B 'Matching'	–	600,666	–	–	–	600,666	–	–
LTIP Part B 'Performance'	–	570,992	–	(55,645)	–	515,347	–	–
	–	3,453,266		(203,991)		3,249,275		–

Fair value model inputs for share options outstanding

	2006					
	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'	DASB	SAYE 3 year plan	SAYE 5 year plan
Weighted average fair value at grant	41.1p	211.9p	237.1p	276.4p	77.6p	92.2p
Weighted average share price at grant	248.2p	232.0p	262.1p	296.8p	296.3p	296.3p
Weighted average exercise price	248.2p	–	–	–	237.0p	237.0p
Weighted average volatility	22.7%	23.6%	24.1%	20.5%	20.3%	24.2%
Weighted average dividend yield	2.87%	3.07%	2.75%	2.40%	2.40%	2.40%
Weighted risk free rate	4.36%	4.10%	4.23%	4.35%	4.39%	4.36%
Expected employee retention rates	76.9%	85.0%	91.5%	98.0%	55.0%	55.0%
Expected term	3.25 years	3.00 years	3.75 years	3.00 years	3.00 years	5.00 years

	2005		
	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'
Weighted average fair value at grant	40.6p	211.9p	207.2p
Weighted average share price at grant	239.5p	232.0p	232.0p
Weighted average exercise price	239.5p	–	–
Weighted average volatility	24.0%	23.6%	23.8%
Weighted average dividend yield	2.98%	3.07%	3.07%
Weighted risk free rate	4.12%	4.10%	4.15%
Expected employee retention rates	73.7%	85.0%	85.0%
Expected term	3.25 years	3.00 years	3.75 years

All options have been valued using the Black-Scholes model.

Volatility has been calculated over the length of the expected term, for the period immediately before the grant date. The volatility of the former parent company's shares has been used as a proxy for Filtrona plc's share price volatility in the period prior to demerger.

17. Employee benefits (continued)

	2006					
	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'	DASB	SAYE 3 year plan	SAYE 5 year plan
Contractual life	3–10 years	3–6 years	3–6 years	3 years	3 years	5 years

	2005		
	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'
Contractual life	3–10 years	3–6 years	3–6 years

Details of the vesting conditions of the LTIP Part A, LTIP Part B 'Matching', LTIP Part B 'Performance' and DASB share option schemes are set out in the Report of the Remuneration Committee on pages 33 to 40.

All options are settled with equity.

18. Share capital

	2006 £m	2005 £m
Authorised: 500 million (2005: 500 million) ordinary shares of 25p (2005: 25p) each	**125.0**	125.0
Issued and fully paid ordinary shares of 25p (2005: 25p) each	**54.8**	54.8

Number of shares in issue		
Beginning and end of year	**219,326,795**	219,326,795

On 8 June 2005 a resolution was passed reducing the ordinary share capital by 100p per share (total: £219.3m), and on 9 June 2005 this was confirmed by an Order of the High Court. The amounts arising were used to create retained earnings in the Company.

19. Movements on reserves

	2006					
	Capital redemption reserve £m	Other reserve £m	Translation reserve £m	Retained earnings £m	Minority interests £m	Total £m
At 1 January 2006	**0.1**	**(132.8)**	**5.3**	**197.3**	**5.6**	**75.5**
Total recognised income and expense for the year			(3.7)	36.0	1.2	33.5
Acquisition of employee trust shares				(1.2)		(1.2)
Share option expense				1.2		1.2
Dividends paid				(14.3)	(0.8)	(15.1)
At 31 December 2006	**0.1**	**(132.8)**	**1.6**	**219.0**	**6.0**	**93.9**

Notes

19. Movements on reserves (continued)

	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Minority interests £m	2005 Total £m
At 1 January 2005	–	(132.8)	–	(1.6)	(28.7)	3.9	(159.2)
Adoption of IAS 32 and IAS 39			0.1				0.1
At 1 January 2005 restated	–	(132.8)	0.1	(1.6)	(28.7)	3.9	(159.1)
Total recognised income and expense for the year			(0.1)	6.9	6.1	1.9	14.8
Transfer to retained earnings on reduction in share capital					219.3		219.3
Acquisition of employee trust shares					(1.0)		(1.0)
Share option expense					1.1		1.1
Dividends paid					(4.7)	(0.4)	(5.1)
Arising on acquisition						0.2	0.2
Redemption of £1 preference shares	0.1						0.1
Former parent company's capital contribution					4.2		4.2
Former parent company's contribution to the defined benefit pension scheme net of deferred tax					1.0		1.0
At 31 December 2005	0.1	(132.8)	–	5.3	197.3	5.6	75.5

Employee trust shares are ordinary shares of the Company held in an employee benefit trust. The purpose of this trust is to hold shares in the Company for subsequent transfer to Executive Directors and employees relating to options granted and awards made in respect of market purchase shares under the Company's share-based incentive plans. Full details are set out in the Report of the Remuneration Committee on pages 33 to 40. The assets, liabilities and expenditure of the trust have been incorporated in these financial statements. At 31 December 2006, the trust held 872,166 (2005: 423,009) shares, upon which dividends have been waived, with an aggregate nominal value of £0.2m (2005: £0.1m) and market value of £2.3m (2005: £1.2m).

The other reserve relates to the Group reorganisation which took place as part of the demerger and represents the difference between Filtrona plc's share capital and Filtrona International Ltd's share capital and share premium on 6 June 2005 and is not distributable.

20. Analysis of net debt

	1 Jan 2006 £m	Cash flow £m	Exchange movements £m	31 Dec 2006 £m
Cash at bank and in hand	22.6	(5.8)	(1.0)	**15.8**
Short-term bank deposits repayable on demand	7.1	(4.3)	(0.3)	**2.5**
Short-term bank deposits not repayable on demand	1.0	1.4	–	**2.4**
Cash and cash equivalents	30.7	(8.7)	(1.3)	**20.7**
Overdrafts	(5.0)	3.9	0.1	**(1.0)**
Cash and cash equivalents in the statement of cash flows	25.7	(4.8)	(1.2)	**19.7**
Debt due within one year	(0.7)	0.1	–	**(0.6)**
Debt due after one year	(145.2)	11.8	15.5	**(117.9)**
Net debt	(120.2)	7.1	14.3	**(98.8)**

21. Operating lease commitments

At 31 December Filtrona had the following commitments under non-cancellable operating leases:

	2006 £m	2005 £m
Payable within one year	**1.6**	1.4
Payable between one and five years	**4.5**	4.4
Payable after five years	**4.4**	4.4
	10.5	10.2

22. Acquisitions

In May 2006 Filtrona purchased certain assets and the business of the CSL Digital Print division of CORGI Services Limited and, concurrently, entered into a five year agreement with CORGI Group Limited for the exclusive supply of registered gas installer identity cards.

In December 2005 Filtrona purchased an additional 30% of FractureCode Corporation ApS ('FractureCode'), taking Filtrona's share in FractureCode to 80%. FractureCode was previously accounted for as a joint venture using equity accounting. Following the purchase it is now fully consolidated and contributed £nil to operating profit before intangible amortisation in 2005.

The remaining 20% of shares in FractureCode could be acquired between March 2009 and December 2012. The consideration for the remaining 20% of shares is dependent on various profit related targets with a minimum consideration payable of €3.1m and a maximum of €40m.

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

The principal fair value adjustments are as follows:

In 2006:
There were no adjustments to the book value of assets and liabilities acquired.

In 2005:
The adjustment to intangibles represents the write-off of goodwill in the entity on acquisition in accordance with IAS 38: *Intangible Assets*.

The adjustment to investment in associate and minority interest reflects the change from equity accounting to full consolidation.

A summary of the acquisition of CSL Digital Print in 2006 is detailed below:

	Book and fair value of assets acquired £m
Property, plant and equipment	0.1
Trade and other receivables	0.1
Provisions	(0.3)
	(0.1)
Customer relationships	0.6
Consideration, satisfied in cash	**0.5**

Notes

22. Acquisitions (continued)
A summary of the effect of the acquisition of FractureCode in 2005 is detailed below:

	Book value at acquisition £m	Consistency of accounting policy £m	Fair value of assets acquired £m
Intangible assets	0.5	(0.5)	–
Trade and other receivables	0.7	–	0.7
Trade and other payables	(0.4)	–	(0.4)
Cash and cash equivalents	0.1	–	0.1
Investment in associate	–	(0.5)	(0.5)
Minority interest	–	(0.2)	(0.2)
	0.9	(1.2)	(0.3)
Goodwill			5.1
Consideration			4.8
Satisfied by:			
Accrued expenses			0.1
Cash consideration			4.7
The net cash outflow in the period in respect of the acquisition of FractureCode comprised:			
Cash consideration			4.7
Cash and cash equivalents acquired			(0.1)
Net cash outflow in respect of acquisition of FractureCode			4.6

23. Disposals
In March 2006 Filtrona completed the sale of the High Profile business for £0.3m, which was satisfied in cash, and the control of the business passed to the acquirer.

This disposal had the following effect on Filtrona's assets and liabilities:

	£m
Inventories	0.3
Trade and other receivables	0.1
Trade and other payables	(0.1)
Net identifiable assets and liabilities (at date of completion)	0.3
Consideration, satisfied in cash	**0.3**

24. Dividends

	Per share		Total	
	2006 p	2005 p	2006 £m	2005 £m
2005 interim: paid 31 October 2005		2.13		4.7
2005 final: paid 28 April 2006		4.27		9.3
2006 interim: paid 27 October 2006	**2.30**		**5.0**	
2006 proposed final: payable 4 May 2007	**4.60**		**10.1**	
	6.90	6.40	**15.1**	14.0

25. Transactions with related parties

Other than the acquisition of FractureCode in 2005, Filtrona has not entered into any material transactions with related parties. Furthermore, throughout 2006 and 2005, no Director had a personal interest in any significant transaction of Filtrona.

Independent Auditor's Report to the members of Filtrona plc

We have audited the Group financial statements of Filtrona plc for the year ended 31 December 2006 which comprise the Group income statement, the Group balance sheet, the Group statement of cash flows, the Group statement of recognised income and expense and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Filtrona plc for the year ended 31 December 2006 and on the information in the Report of the Remuneration Committee that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this Report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards ('IFRS') as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 31 and 32.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Business Review section of the Directors' Report. In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. We consider the implications for our Report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 31 December 2006 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the Group financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
1 March 2007

8 Salisbury Square
London, EC4Y 8BB
United Kingdom

Filtrona plc balance sheet

at 31 December 2006

	Note	2006 £m	2005 Restated* £m
Fixed assets			
Investment in subsidiary undertaking	2,8	**275.8**	274.6
Current assets			
Debtors	3	**0.1**	–
Current liabilities			
Creditors: amounts falling due within one year	4	**(21.5)**	(5.7)
Net current liabilities		**(21.4)**	(5.7)
Net assets		**254.4**	268.9
Capital and reserves			
Issued capital	5	**54.8**	54.8
Capital redemption reserve	6	**0.1**	0.1
Profit and loss account	6	**199.5**	214.0
Shareholders' funds: equity interests		**254.4**	268.9

* Restated on adoption of FRS 20: *Share-based payment*

The financial statements on pages 81 to 85 were approved by the Board of Directors on 1 March 2007 and were signed on its behalf by:

Steve Dryden
Finance Director

Reconciliation of movement in shareholders' funds

	2006 £m	2005 Restated* £m
Opening shareholders' funds as previously reported	**268.4**	–
Prior year adjustment (adoption of FRS 20)	**0.5**	–
Opening shareholders' funds restated	**268.9**	–
Loss for the financial period	**(0.2)**	(0.1)
Dividends paid	**(14.3)**	(4.7)
New share capital subscribed	**–**	274.1
Share-based payments	**1.2**	0.5
Acquisition of employee trust shares	**(1.2)**	(1.0)
Redemption of £1 preference shares	**–**	0.1
Closing shareholders' funds	**254.4**	268.9

* Restated on adoption of FRS 20: *Share-based payment*

Accounting policies

a Basis of preparation
The financial statements have been prepared under the historical cost convention and have been prepared in accordance with the Companies Act 1985 and applicable UK accounting standards.

Under Section 230(4) of the Companies Act 1985, Filtrona plc is exempt from the requirements to present its own profit and loss account.

The following accounting policies have been consistently applied except as noted in paragraph b below.

b Change in accounting policy
During the year the Company adopted the following accounting standards:

FRS 20: *Share-based payment* ('FRS 20') and UITF 41: *Scope of FRS 20*
The impact of recognising the value of share options granted to employees working in subsidiary undertakings as an increase in the cost of investment in those subsidiary undertakings was to increase shareholders' equity at 1 January 2006 by £0.5m.

c Investment in subsidiary undertaking
Investment in subsidiary undertaking is held at cost less any provision for impairment.

d Share-based payments
The fair value of share options is measured at grant date. It is recognised as an addition to the cost of investment in the subsidiary in which the relevant employees work over the period between grant and vesting date of the options, with a corresponding adjustment to reserves.

The shares held in the Filtrona Employee Benefit Trust for the purpose of fulfilling obligations in respect of share option plans are treated as belonging to the Company and are deducted from shareholders' funds.

e Dividends
Dividends unpaid at the balance sheet date are only recognised as a liability if they are authorised and no longer at the discretion of the Company. Dividends that do not meet these criteria are disclosed in the notes to the financial statements.

Notes

1. Net operating charges
The auditor was paid £4,115 (2005: £4,000) for the statutory audit of the Company. Fees paid to the Company's auditor for services other than the statutory audit of the Company are disclosed on page 61.

The Directors' remuneration, which was paid by Filtrona International Ltd, is disclosed in the Report of the Remuneration Committee on pages 33 to 40.

2. Investments held as fixed assets

	Investment in subsidiary undertaking 2006 £m
At beginning of year as previously stated	**274.1**
Adoption of FRS 20	**0.5**
At beginning of year restated	**274.6**
Additions	**1.2**
At end of year	**275.8**

3. Debtors

	2006 £m	2005 £m
Corporate taxes	**0.1**	–

4. Creditors

	2006 £m	2005 £m
Amounts falling due within one year		
Amounts owed to subsidiary undertakings	**21.5**	5.7

5. Share capital

	2006 £m	2005 £m
Authorised: 500 million (2005: 500 million) ordinary shares of 25p (2005: 25p) each	**125.0**	125.0
Issued and fully paid ordinary shares of 25p (2005: 25p) each	**54.8**	54.8
Number of shares in issue		
Beginning and end of year	**219,326,795**	219,326,795

On 8 June 2005 a resolution was passed reducing the ordinary share capital by 100p per share (total: £219.3m), and on 9 June 2005 this was confirmed by an Order of the High Court. The amounts arising were used to create a profit and loss account reserve in the Company.

Redeemable preference share capital
On 6 May 2005 the Company issued 50,000 redeemable preference shares of £1 each to Bunzl. On 11 May 2005 all the redeemable preference shares were redeemed for cash at par from existing resources.

Notes

6. Movements on reserves

	Capital redemption reserve £m	Profit and loss account £m
At beginning of year as previously stated	0.1	213.5
Adoption of FRS 20		0.5
At beginning of year restated	0.1	214.0
Retained loss for the year ended 31 December 2006		(0.2)
Acquisition of employee benefit trust shares		(1.2)
Share-based payments		1.2
Dividends paid		(14.3)
At end of year	**0.1**	**199.5**

As permitted by section 230 of the Companies Act 1985, the profit and loss account of the Company has not been separately presented in these financial statements. The loss attributable to equity holders included in the accounts of the Company is £0.2m (2005: £0.1m).

Included in the profit and loss account are accumulated share-based payments of £1.7m (2005: £0.5m) which are not distributable.

7. Dividends

	Per share		Total	
	2006 p	2005 p	2006 £m	2005 £m
2005 interim: paid 31 October 2005		2.13		4.7
2005 final: paid 28 April 2006		4.27		9.3
2006 interim: paid 27 October 2006	**2.30**		**5.0**	
2006 proposed final: payable 4 May 2007	**4.60**		**10.1**	
	6.90	6.40	**15.1**	14.0

8. Principal subsidiary undertakings

	Country of incorporation
Filtrona Extrusion Inc	US
Globalpack Ind e Comercio Ltda	Brazil
Moss Plastic Parts Ltd	UK
Filtrona BV	The Netherlands
Cigarette Components Ltd	UK
Filtrona de Mexico S de RL de CV	Mexico
PT Filtrona Indonesia	Indonesia
Filtrona International GmbH	Germany
Filtrona International Ltd	UK
Filtrona United Kingdom Ltd	UK
FIL International Ltd	UK
Filtrona Finance Ltd	UK
Filtrona Holdings Corp	US
FIL Holdings Corp	US

The companies named above are the principal subsidiary undertakings of Filtrona plc and are included in the consolidated financial statements of the Group. The wholly owned investments in the companies above relate to ordinary shares or common stock. The principal country in which each company operates is the country of incorporation.

Filtrona International Ltd is the only direct subsidiary of Filtrona plc.

Independent Auditor's Report to the members of Filtrona plc

We have audited the parent company financial statements of Filtrona plc for the year ended 31 December 2006 which comprise the balance sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Report of the Remuneration Committee that is described as having been audited.

We have reported separately on the Group financial statements of Filtrona plc for the year ended 31 December 2006.

This Report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this Report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report, the Report of the Remuneration Committee and the parent company financial statements in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on pages 31 and 32.

Our responsibility is to audit the parent company financial statements and the part of the Report of the Remuneration Committee to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Report of the Remuneration Committee to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. We consider the implications for our Report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Report of the Remuneration Committee to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Report of the Remuneration Committee to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Report of the Remuneration Committee.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2006;
- the parent company financial statements and the part of the Report of the Remuneration Committee to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
1 March 2007

8 Salisbury Square
London, EC4Y 8BB
United Kingdom

Advisors' details and investor information

Secretary and Registered Office
Jon Green
Avebury House, 201–249 Avebury Boulevard, Milton Keynes, Buckinghamshire MK9 1AU
Company Number 05444653
www.filtrona.com

Financial advisor and stockbroker
JPMorgan Cazenove
20 Moorgate, London EC2R 6DA

Solicitors
Slaughter and May
One Bunhill Row, London EC1Y 8YY

Auditor
KPMG Audit Plc
8 Salisbury Square, London EC4Y 8BB

Principal bankers
Lloyds TSB Bank plc
25 Gresham Street, London EC2V 7HN

The Royal Bank of Scotland plc
135 Bishopsgate, London EC2M 3UR

Registrar
If you have any questions about your shareholding, please contact, in the first instance:
Computershare Investor Services plc
PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH
Telephone 0870 702 0003

Computershare also has an internet facility whereby shareholders in Filtrona plc are able to access details of their shareholding. You can access this service at **www.computershare.com**.

Electronic communication
As an alternative to receiving documentation through the post, the Company offers shareholders the option to receive by email, a notification that shareholder documents (including the Annual and Interim Reports, Notice of Shareholder Meetings, Proxy Forms etc.) are available for access on the Company's website. If you wish to make such an election, you should register online at **www.computershare.com**. If you have already made such an election you need take no further action. Registration is entirely voluntary and you may request a hard copy of the shareholder documents or change your election at any time.

CREST
Share Settlement System
The Company entered the CREST system on listing and the ordinary shares are available for settlement in CREST. As the membership system is voluntary, shareholders not wishing to participate can continue to hold their own share certificates.

Annual General Meeting
The Annual General Meeting of the Company will be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Monday 30 April 2007 at 12 noon.

Financial calendar 2007

Annual General Meeting	30 April 2007
Final dividend	4 May 2007
Interim announcement	August 2007
Interim dividend	October 2007

Designed and produced by **Emperor Design Consultants Ltd**
Telephone **020 7729 9090** **www.emperordesign.co.uk**

Board photography by **Mike Austen**
Product photography by **Lee Funnell**

FILTRONA

Filtrona plc
Avebury House
201–249 Avebury Boulevard
Milton Keynes
Buckinghamshire
MK9 1AU
United Kingdom
T: +44 (0)1908 359100
F: +44 (0)1908 359120
E: enquiries@filtrona.com

www.filtrona.com

FILTRONA



Notice of Annual General Meeting

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Filtrona plc (the 'Company') will be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Monday 30 April 2007 at 12 noon for the following purposes:

Ordinary Business

1. To receive and adopt the accounts for the year ended 31 December 2006 and the Reports of the Directors and Auditor thereon.
2. To receive and adopt the Report of the Remuneration Committee for the year ended 31 December 2006.
3. To declare a final dividend for the year ended 31 December 2006.
4. To re-elect Jeff Harris, who retires by rotation, as a Director.
5. To re-elect Adrian Auer, who retires by rotation, as a Director.
6. To re-appoint KPMG Audit Plc as auditor and to authorise the Directors to fix their remuneration.

Special Business
To consider and, if thought fit, pass the following Resolutions:

7. **Ordinary Resolution** (Authority to allot unissued shares)

THAT the Directors be and they are hereby generally and unconditionally authorised, in substitution for all previous authorities, to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £2,741,575 provided that this authority shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

8. **Special Resolution** (Allotment of shares for cash)

THAT subject to the passing of Resolution 7 above the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to the authority granted by that Resolution, as if section 89(1) of that Act did not apply to any such allotment provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders, where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (or as nearly as may be) to the respective numbers of ordinary shares held by them, subject to such exclusions or other arrangements as the Directors may deem fit to deal with fractional entitlements or legal or practical problems arising under the laws of, or the requirements of any stock exchange or regulatory body in, any territory or otherwise howsoever; and

(b) the allotment or sale (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,741,575,

and shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to such offer or agreement as if the power hereby granted had not expired.

9. **Special Resolution** (Purchase of own shares)

THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163(3) of that Act) of ordinary shares of 25p each in its capital ('Ordinary Shares') provided that:

(a) the maximum aggregate number of Ordinary Shares which may be so purchased is 21,932,600;

(b) the maximum price at which any Ordinary Share may be so purchased is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day of purchase and the minimum price is 25p per Ordinary Share; and

(c) this authority shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution, save that the Company may, before such expiry, make contracts for purchases of Ordinary Shares which would or might be completed wholly or partly after such expiry and may make a purchase of Ordinary Shares in pursuance of any such contract.

By order of the Board

Jon Green
Company Secretary
1 March 2007

Filtrona plc
Avebury House
201–249 Avebury Boulevard
Milton Keynes
Buckinghamshire
MK9 1AU

Notes

1. A member of the Company entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote in their stead. A proxy need not be a member of the Company.
2. A form of proxy is enclosed. To be valid the form of proxy and (unless previously registered with the Company) the power of attorney (if any) under which it is signed (or a duly certified copy thereof) must be delivered to Computershare Investor Services PLC, PO Box 1975, The Pavilions, Bridgwater Road, Bristol BS99 3FA not later than 48 hours before the time appointed for holding the Meeting. Shareholders submitting a proxy are not precluded from attending the Meeting and voting if they wish to do so.
   To vote using the Internet, go to www.computershare.com/uk/voting/ftr. You will need an Internet enabled computer with minimum web browser of Internet Explorer 4 or Netscape 4. You will be asked to enter the Shareholder Reference Number and PIN number as printed on your form of proxy, and to agree to certain terms and conditions.
   CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given by a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company's agent (ID 3RA50) by the latest time(s) for receipt of proxy appointments set out above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.
   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting provider(s) take(s)) such action as is necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
3. The register of interests of the Directors and their families in the share capital of the Company and copies of the Directors' service contracts are available for inspection by members at the Company's registered office at Avebury House, 201–249 Avebury Boulevard, Milton Keynes, Buckinghamshire MK9 1AU between 8.30 am and 5.00 pm on any weekday, (Saturdays, Sundays and public holidays excluded) from the date of this Notice until the date of the Meeting and will be available for inspection at the place of the Meeting from 15 minutes prior to the Meeting until its conclusion.
4. The Company holds no shares as treasury shares within the meaning of section 162A of the Companies Act 1985.
5. Pursuant to Regulation 41 of the Uncertified Securities Regulations 2001, the Company gives notice that only those shareholders on the Register of Members of the Company at 12 noon on Saturday 28 April 2007 or, in the event of the adjourned Meeting, 48 hours prior to the time of the adjourned Meeting, will be entitled to attend and vote at the Meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the Register of Members after 12 noon on Saturday 28 April 2007, or 48 hours before the time appointed of any adjourned Meeting, will be disregarded in determining the rights of any person to attend and vote at the Meeting.

Contact details

Holiday Inn Hotel
500 Saxon Gate West
Milton Keynes
Buckinghamshire
MK9 2HQ
United Kingdom
Tel: +44 (0)870 400 9057
www.holiday-inn.com

How to get to Milton Keynes

By road
From M1 leave the motorway at Junction 14, following signs to Milton Keynes Central. Go straight over seven roundabouts staying on the H6, Childs Way.

At the eighth roundabout (South Saxon) turn right.

The Holiday Inn Hotel is located on the left, immediately after the traffic lights (opposite Debenhams).

From M40, follow the A34 to Bicester–Buckingham.

From Buckingham the A421 will take you into Milton Keynes. To get to the Holiday Inn Hotel follow signs to Milton Keynes Central and the hotel is on V7, Saxon Gate West.

By rail
Virgin Trains and Silverlink Services provide direct and regular train services to Milton Keynes.

For further information, please contact National Rail Enquiries on 08457 48 49 50 (24 hours) or www.nationalrail.co.uk.


M1
14
M1
A509
Port Way H5
Childs Way H6
Tongwell Street
Saxon Street V7
A4146
South Saxon
B4034
Saxon Street
A421

File No: 82-34882

Filtrona plc

Preliminary results for the year ended 31 December 2006

Filtrona plc, the international, market leading, speciality plastic and fibre products supplier, today announces annual results for the year ended 31 December 2006.

Financial Highlights

- Revenue up 5.9% to £544.2m (2005: £513.7m)
- Operating profit before intangible amortisation up 6.6% to £61.6m (2005: £57.8m) with underlying operating profit growth up 9.0%#
- Profit before tax up 9.2% to £54.6m (2005: £50.0m)
- 81% increase in net cash inflow before financing activities to £28.6m (2005: £15.8m)
- Diluted earnings per share up 8.3% to 15.6p
- Full year dividend of 6.9p per share providing an increase of 7.8% compared with 6.4p for 2005

after taking account of the impact of foreign currency translation and a full year of central service cost.

Operational Highlights

- Strong growth of higher margin businesses in Plastic Technologies with Protection and Finishing Products now the largest profit contributing line of business
- Continued expansion of manufacturing and supply operations in lower cost regions including the Ningbo factory in China
- Significant investment in geographic expansion, product innovation and intellectual property development to drive organic growth
- Company remains active in the pursuit of value enhancing acquisitions in selected niche markets

Commenting on today's announcement, Jeff Harris, Chairman of Filtrona, said:-

"These are a strong set of results for Filtrona's first full year as an independent listed company. The achievement of above trend organic operating profit growth reflects our continued investment to drive improved operational efficiency, geographic expansion and product innovation. Filtrona's international niche market positions and strong balance sheet give the Board confidence in the Company's continued progress."

Enquiries

Filtrona plc
Mark Harper, Chief Executive
Steve Dryden, Finance Director
Tel: 01908 359100

Finsbury
James Leviton
Gordon Simpson
Tel: 020 7251 3801

Note:
A webcast of today's analyst presentation will be available on www.filtrona.com no later than 3.p.m. today.

Chairman's Statement

Results Summary

This is Filtrona's first full financial year as an independent listed company following the separation from Bunzl plc in June 2005. Our management has shown the benefits of that independence by delivering revenue growth of 5.9%, profit before tax growth of 9.2%, and increasing diluted earnings per share by 8.3%. Underlying operating profit grew by 9.0%, after taking account of foreign currency translation and a full year of central service cost, which is well ahead of our historical trend of organic growth.

The Company is established as an international group with strong market positions and manufacturing facilities in most major markets in the world.

Both business segments made real progress in 2006, with Plastic Technologies showing particularly strong profit and margin improvement. Fibre Technologies recovered from the tough conditions in the first half of the year and delivered both revenue and profit growth for the full financial year.

The Company achieved an 81% improvement in net cash inflow before financing activities, increasing from £15.8m in 2005 to £28.6m. This was largely achieved by operational management focusing on stronger working capital control. During the year interest cover increased to 10.1 times (2005: 9.6 times) and, at the year end, the ratio of net debt to earnings before interest, tax, depreciation and amortisation had improved from 1.5 in 2005 to 1.2 in 2006.

Dividend

The Board is recommending a final dividend of 4.6p per share, which if approved at the Annual General Meeting will make a total of 6.9p (2005: 6.4p) per share for the full year. This represents a 7.8% increase on last year. The final dividend will be paid on 4 May 2007 to shareholders on the register at 10 April 2007.

Employees

After the challenges presented by the demerger, Filtrona's employees renewed their focus on generating sustained growth of revenue and profit throughout 2006. The performance of the Company demonstrates the commitment and skill of Filtrona employees across the many regions in which the businesses operate. On behalf of the Board and the shareholders, I would like to thank them all for their continuing contribution to the strong development of Filtrona.

Outlook

Looking forward, Filtrona expects 2007 to be a year of further good underlying progress, although the headline results will be affected by an anticipated £5m restructuring charge. As previously announced, this charge relates to the restructuring of Cigarette Filters' manufacturing facilities to match the expected reduction in demand for conventional carbon dual filters.

In Plastic Technologies, the combination of strong market positions and the expected favourable trading conditions give the Company confidence in continued positive progress in 2007.

Within Fibre Technologies, further progress is expected in revenue and operating profit from the Bonded Fibre Components business and the Company remains confident in the future prospects for Cigarette Filters.

The Company will continue to invest in the organic growth of the business and it is anticipated that capital spend in 2007 will again be ahead of depreciation.
Capital investments will reduce unit costs of production and improve both quality and service performance. Revenue investments will drive geographic expansion, product innovation and intellectual property development. In addition, the Company remains active in the pursuit of value enhancing acquisitions in selected niche markets.

With a clear strategy, a committed team and a strong balance sheet, the Board remains confident the Company will continue to achieve good underlying growth and deliver attractive returns.

Jeff Harris

Chairman

1 March 2007

Chief Executive's Review

Overview

Filtrona is an international, market leading, speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies.

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Filtrona derives strength from serving a diverse group of customers across a selected range of niche markets. Filtrona is a supplier throughout the world to many international, blue chip, market leading customers.

In 2006, the geographic destination of the Company's revenue was:

	£m	% of total
Europe	191.7	35.2
North America	219.6	40.4
Rest of World	132.9	24.4
	544.2	100.0

The Rest of World segment includes many of the lower cost manufacturing regions and has grown from 22.5% of revenue in 2004 to 24.4% in 2006. As the Company moves into new regions for manufacture and supply it seeks to maximise the opportunities across all of its lines of business. It is expected that the expansion of the Ningbo, China factory, which was opened in 2004 by the Bonded Fibre Components business, will facilitate the introduction of both Protection and Finishing Products and Plastic Profile and Sheet activities into the Chinese market during 2007.

Performance

Last year Filtrona reported that it had made a promising start as an independent listed company. In its first full financial year since the June 2005 demerger, the Company continued to perform well with revenue up 5.9% to £544.2m (2005: £513.7m) and operating profit before intangible amortisation and demerger expense up 6.6% to £61.6m (2005: £57.8m). Underlying operating profit growth was 9.0% after taking account of the impact of foreign currency translation and a full year of central service cost. The net cash inflow from operating activities was strong at £61.1m (2005: £56.9m) up 7.4%. The return on average operating capital excluding intangibles improved from 23.7% to 23.8% in 2006 and adjusted earnings per share grew by 6.7% from 15.0p to 16.0p.

Strategy

Filtrona's strategy is to continue to grow profitably through investing organically and by acquisition in selected niche international markets within Plastic Technologies and Fibre Technologies. The Company endeavours to strengthen its competitive position through product innovation, sourcing and distribution expansion, supply chain improvement and cost reduction. In addition, investments in people, systems and infrastructure, combined with the acquisition of selected value enhancing businesses, will also drive the future performance of Filtrona.

Plastic Technologies

Plastic Technologies had another very successful year with revenue up 5.9% to £289.5m (2005: £273.3m) and operating profit before intangible amortisation up 10.1% to £41.4m (2005: £37.6m). The operating margin improved again to 14.3% (2005: 13.8%) reflecting the stronger performance of the higher margin businesses. During 2006, polymer input costs rose progressively throughout the year in Europe but showed some easing during the final quarter in the Americas after three consecutive quarters of increases. These increases were fully recovered, through selective pricing action, thereby underlining the strength of Filtrona's niche market positions. Revenue per employee increased by 2.4% to £94,763 (2005: £92,550) and operating profit before intangible amortisation per employee increased by 6.4% to £13,552 (2005: £12,733).

Protection and Finishing Products again performed particularly well. It has now grown to become Filtrona's largest profit contributing line of business and is expected to continue in this position. The key strategic drivers behind its progress remain geographic development, product range expansion and investment in marketing programmes.

Moss, the pan-European plastic parts supplier, continued to gain market share in Continental Europe and maintained its market leading position in the UK where the ongoing decline of manufacturing industry is generating tough trading conditions. The mix of proprietary and custom lines strengthened further in favour of proprietary products. The expansion of the

Moss North European distribution hub in Germany was completed in April 2006 and this will yield important service benefits to the Continental European operations. The Company intends to continue the development of the distribution network and the opening of the next unit in Hungary is planned for the first half of 2007. In China, the headcount within the sourcing organisation in Ningbo was further increased and reliable, high quality sources for both finished products and tooling have now been established. Production output improved as a result of investment in larger machines and tooling, and a new tool handling and storage system was completed in the second half of the year at the Oxfordshire facility. The disposal of a small non-core plastic promotional products business was completed in March 2006.

Skiffy, the European specialist small nylon parts producer, achieved strong sales growth and continued to perform well ahead of the forecasts set at the time of its acquisition in 2004. All locations benefited from further investment in marketing programmes which, combined with improved productivity, increased margins. Internet ordering via the website, www.skiffy.com, is an important component of the business model and usage again increased to account for 22.0% of Skiffy's 2006 revenues. The new Skiffy distribution facility in Poland is now fully operational.

In the Americas, Alliance, the US-based plastic parts supplier, continued to progress as planned with good growth despite the weakness in the automotive sector. During 2006 substantial internal resources were dedicated to the implementation programme for a new computer system which will streamline operations and improve customer service. The new system went live successfully over the year end period without business disruption and benefits from the improvements to overall efficiency are already being seen. The new manufacturing operation in São Paulo started up on schedule and the improved competitiveness from manufacturing locally is already having a positive impact on revenue growth rates in Brazil. The configuration of the Erie, Pennsylvania central warehouse was modified to improve stocking density by 35%. Unit production costs continued to fall at the Erie facility as a result of further investment in new machinery and high cavitation tooling. Preparations were made for a new Alliance Express location in Chicago, US which is now open.

Performance at MSI, the oil country tubular goods thread protector business, was again strong resulting from favourable trading conditions, market share gains and investment-driven productivity improvements. At the end of the year, trial orders were placed by an important new international customer and the benefit from this new account should feed through in 2007. Additional investments in new production machinery and tooling were made at Houston, Texas and Vera Cruz, Mexico and the purchase of land adjacent to the Houston facility was completed to secure space for the future growth of that operation.

Protection and Finishing Products has a clear strategy and good momentum behind it. Looking ahead to 2007, it is expected to again perform well.

Coated and Security Products continued to pursue its strategy of developing new security technologies and applications, whilst sustaining its world leadership position in the self-adhesive tear tape market. A modest revenue increase was achieved, with the good growth in security products and FractureCode partly offset by reductions in tear tape.

The tear tape business suffered from continued weakness in demand for promotional tapes as some important customers in the tobacco sector reduced promotional activity. Sales into other fast-moving consumer goods ('FMCG') sectors were strong. The facility in Richmond, US was upgraded to enable the printing of security products and, during the second half of the year, new slitting lines were installed in the UK and US to enhance both productivity and quality. In January 2007, a labour cost reduction programme was announced within the tear tape business.

Supplies of the laminate for the new generation UK passport were strong throughout 2006 and a new label placing line for this project was commissioned in the first half of the year. In May, the acquisition of the CORGI identity card printing operation was announced and production was successfully relocated to the Payne facility in North Wales where a major upgrade programme was completed. Machinery for the production of security labels was ordered and this, combined with the development of proprietary security technologies for use across the business, is anticipated to stimulate sales within Payne during 2007.

In August 2006, the first FractureCode licence for its patented track and trace technology was agreed with a major FMCG company and the roll out is progressing well. The losses incurred in the first half of the year were substantially reversed in the second half and the business incurred a small deficit for the year. Since the launch in May at the Intergraf Symposium, a major international industry event, the FractureCode organisation has been strengthened progressively to facilitate growth as new prospects are developed. A new Managing Director has been recruited with relevant experience in the IT industry.

The increasing investment in the development of new security technologies and the focus on reducing cost are anticipated to result in a satisfactory performance for the Coated and Security Products business in 2007 despite the ongoing weak demand for promotional tapes.

Plastic Profile and Sheet achieved strong growth in the year resulting from the combination of good market demand and significant restructuring to reduce cost and enhance organisational effectiveness. Sales in the North American facilities were particularly encouraging and performance was assisted by the closure of the small Phoenix, Arizona facility at the start of 2006 and the transfer of production to the facilities at Chicago and Tacoma in the US and Monterrey in Mexico. Further factory rationalisation has been announced involving the consolidation in the US of the two Massachusetts facilities into one at Athol, where a significant redevelopment is being undertaken, including the construction of a new clean room for medical products. The Monterrey facility has been expanded to support business growth and the addition of a new clean room for medical products is planned for 2007.

During 2006 the North American organisation has been restructured with a reduction from three to two operating regions and the establishment of a central marketing and sales function for the key product groups. Sector specialist sales groups have been formed to sharpen focus and to facilitate improved market penetration. Sales into the key aerospace and point of purchase markets in North America have been very strong with point of purchase revenue in 2006 being more than double the level of circa US $12m achieved in 2004. Further investment in machinery took place across the network of facilities which, in conjunction with continuous improvement activities, assisted in reducing conversion costs. Good revenue growth continued at the Enitor business in the Netherlands and a major factory expansion was completed in the summer.

With the benefits accruing from the strengthened management team, the new structure and the streamlined plant configuration, it is anticipated that the US Plastic Profile and Sheet business will have another good year in 2007, subject to underlying activity in the US economy remaining healthy. The European Plastic Profile and Sheet business should continue to experience good growth.

The Globalpack **Consumer Packaging** business in Brazil experienced very tough trading conditions in the first half as performance was held back by market overcapacity, particularly in tubes, and rising raw material prices. The improved performance in the second half, which was consistently ahead of the comparable period in 2005, was driven by the combination of greater demand, recovery of rising raw material costs through pricing and improvements in manufacturing efficiencies.

The third deodorant roll-on ball line came on stream successfully at the end of the first quarter of 2006 and ball volumes continue to grow satisfactorily. The investment programme continued throughout the year and important new machinery for tube production and decoration has been ordered for delivery in the first half of 2007. A minor expansion at one of the two Globalpack locations will facilitate a partial plant re-layout and an increase in warehouse space to drive the programme of productivity and service improvement.

Globalpack's recovery is expected to continue into 2007.

Fibre Technologies

Fibre Technologies achieved good revenue growth in the year of 5.9% to £254.7m (2005: £240.4m). Operating profit, before intangible amortisation, which was flat at the half year, improved in the second half to deliver a full year increase of 4.5% to £28.1m (2005: £26.9m). The operating margin reduced to 11.0% (2005: 11.2%). Revenue per employee increased by 0.8% to £106,792 (2005: £105,903) whilst operating profit, before intangible amortisation, per employee decreased by 0.6% to £11,782 (2005: £11,850).

In **Cigarette Filters**, total volumes reduced by 1.6% or 1.1 billion filter rods with the increase of 14.1% in special filters volumes offset by a reduction of 19.0% in monoacetate filters. In response to changing customer demands, the strategy for the business has evolved with an increased focus on the research and development of innovative and more complex filter solutions to complement the core manufacturing capability. Much progress was made during 2006 in strengthening the management team, including the recruitment of two senior level operations specialists to drive improvement in factory performance.

In the Americas, overall revenue was flat as growth in North America was offset by a decline in South America. The losses incurred by the Monterrey facility in the first half of the year were substantially reversed in the second half due to productivity gains. Although the full year position remained loss making, the operation moved into profit in the fourth quarter. Revenue and operating profit grew in Europe as performance at the UK facility improved with productivity gains derived from the development of manufacturing expertise in the products formerly manufactured in Switzerland. An important European customer launched a new brand into the Polish market featuring Filtrona's proprietary Active Patch™ technology as the product differentiator. In Asia, strong revenue and profit growth was achieved. The transfer of the Indonesian business to a new and larger facility was successfully completed in the early part of the year and volumes produced in Indonesia were up 94.2% from 2005.

The market conditions for the Cigarette Filters business in 2007 will remain challenging as customers respond to mature and declining Western markets with significant capacity reconfiguration. Customer discussions have confirmed that Filtrona will experience a reduction in volumes of conventional carbon dual filters during 2007 which will impact the Company's facilities in both North America and Europe. Significant plant restructuring is underway to reduce costs and improve productivity. These actions, together with increased volumes in Asia, will mitigate the impact from the reduction in activity. The plant restructuring will result in an anticipated charge of £5m in 2007. Filtrona remains confident in the future prospects for the Cigarette Filters business due to the growing demand for innovative filters for PREPs (potentially reduced exposure products) and other differentiated tobacco smoking products and for research and development services. To this end, increased investment is planned in 2007 to strengthen the research and development capability and to continue the progressive movement of production to lower cost regions.

Bonded Fibre Components continued to make important progress. Fibertec strengthened its position in its core markets through the development of new products and technologies and also experienced good growth in Asia. The Ningbo facility moved into profit as productivity and quality improved and ISO9000:2000 accreditation was achieved during the year. Volumes in China continued to grow following production transfers and the development of new business won in the region. The pace of progress at Ningbo has generated the need for a plant expansion and construction of a factory extension began late in the year for completion in the third quarter of 2007.

The recovery of volumes in household products continued throughout the year and was assisted by customer requirements for multiple wicking devices in air fresheners which provide a selection of fragrances in one unit. The writing instrument product segment progressed well and important business was won in Europe and Asia from a principal competitor. The Reinbek, Germany facility performed strongly due to improved activity levels and the impact of the cost reduction programme which commenced in 2005. A plant upgrade programme at Reinbek has now begun.

The research and development centre in Richmond continued to develop potentially valuable technologies for the medical device market and 11 patents were filed during the year. A key customer in the pregnancy test kit market signed a long term contract with Fibertec for the supply of wicks. During 2007 it is expected that the business will benefit from important new product introductions both in the medical and inkjet printer reservoir product sectors. Filtrona has been selected as the exclusive supplier of reservoirs by a major US corporation for its entry into the inkjet printer market.

Mark Harper

Chief Executive

1 March 2007

Consolidated income statement
for the year ended 31 December 2006

	Note	2006 £m	2005 £m
Revenue	1	**544.2**	513.7
Operating profit before intangible amortisation and demerger expense		**61.6**	57.8
Intangible amortisation		**(0.9)**	(0.8)
Demerger expense		**-**	(1.0)
Operating profit	1,2	**60.7**	56.0
Finance income	3	**8.8**	5.6
Finance expense	3	**(14.9)**	(11.6)
Profit before tax		**54.6**	50.0
Income tax expense	4	**(18.6)**	(17.0)
Profit for the year		**36.0**	33.0
Attributable to:			
Equity holders of Filtrona plc		**34.5**	31.6
Minority interests		**1.5**	1.4
Profit for the year		**36.0**	33.0
Earnings per share attributable to equity holders of Filtrona plc:			
Basic	6	**15.8p**	14.4p
Diluted	6	**15.6p**	14.4p

Consolidated balance sheet
at 31 December 2006

	Note	2006 £m	2005 £m
Assets			
Property, plant and equipment	7	**178.4**	180.5
Intangible assets	8	**59.5**	63.0
Deferred tax assets	15	**0.3**	1.6
Total non-current assets		**238.2**	245.1
Inventories	9	**55.7**	59.8
Income tax receivable		**1.8**	1.6
Trade and other receivables	10	**81.1**	85.6
Derivative assets	14	**0.2**	0.1
Cash and cash equivalents	11	**20.7**	30.7
Total current assets		**159.5**	177.8
Total assets		**397.7**	422.9
Equity			
Issued capital	18	**54.8**	54.8
Capital redemption reserve	19	**0.1**	0.1
Other reserve	19	**(132.8)**	(132.8)
Translation reserve	19	**1.6**	5.3
Retained earnings	19	**219.0**	197.3
Attributable to equity holders of Filtrona plc		**142.7**	124.7
Minority interests	19	**6.0**	5.6
Total equity		**148.7**	130.3
Liabilities			
Interest bearing loans and borrowings	13	**117.9**	145.2
Retirement benefit obligations	17	**30.9**	35.8
Other payables	13	**-**	2.1
Provisions	16	**2.7**	2.5
Deferred tax liabilities	15	**11.6**	11.4
Total non-current liabilities		**163.1**	197.0
Bank overdrafts	11	**1.0**	5.0
Interest bearing loans and borrowings	13	**0.6**	0.7
Derivative liabilities	14	**0.3**	0.8
Income tax payable		**16.0**	15.2
Trade and other payables	12	**65.0**	68.9
Provisions	16	**3.0**	5.0
Total current liabilities		**85.9**	95.6
Total liabilities		**249.0**	292.6
Total equity and liabilities		**397.7**	422.9

Consolidated statement of cash flows
for the year ended 31 December 2006

	Note	2006 £m	2005 £m
Operating activities			
Profit before tax		**54.6**	50.0
Adjustments for:			
Net finance expense		**6.1**	6.0
Intangible amortisation		**0.9**	0.8
Depreciation		**22.9**	22.1
Share option expense		**1.2**	1.1
Other items		**(0.3)**	1.1
Increase in inventories		**(0.3)**	(2.2)
Increase in trade and other receivables		**(0.7)**	(4.7)
Increase in trade and other payables		**0.1**	2.1
Acquisition of employee trust shares		**(1.2)**	(1.0)
Additional pension contribution		**(1.5)**	(0.7)
Other cash movements		**(1.9)**	(3.9)
Cash inflow from operating activities		**79.9**	70.7
Income tax paid		**(18.8)**	(13.8)
Net cash inflow from operating activities		**61.1**	56.9
Investing activities			
Interest received		**1.0**	1.2
Acquisition of property, plant and equipment		**(34.3)**	(38.2)
Proceeds from sale of property, plant and equipment		**1.8**	0.9
Acquisition of businesses net of cash acquired	22	**(0.5)**	(4.6)
Proceeds from sale of business	23	**0.3**	-
Other investing cash flows		**(0.8)**	(0.4)
Net cash outflow from investing activities		**(32.5)**	(41.1)
Financing activities			
Interest paid		**(7.2)**	(6.7)
Dividends paid to equity holders		**(14.3)**	(4.7)
Repayments of short-term loans		**(0.1)**	(0.6)
(Repayments of)/proceeds from long-term loans		**(11.8)**	133.7
Capital contributions from former parent company		**-**	4.2
Repayments to former parent company		**-**	(147.0)
Net cash outflow from financing activities		**(33.4)**	(21.1)
Net decrease in cash and cash equivalents		**(4.8)**	(5.3)
Net cash and cash equivalents at the beginning of the year		**25.7**	29.7
Net decrease in cash and cash equivalents		**(4.8)**	(5.3)
Net effect of currency translation on cash and cash equivalents		**(1.2)**	1.3
Net cash and cash equivalents at the end of the year	11	**19.7**	25.7

Consolidated statement of recognised income and expense
for the year ended 31 December 2006

	2006 £m	2005 £m
Recognition of defined benefit pension schemes on demerger:		
Actuarial loss	-	(34.7)
Deferred tax credit on actuarial loss	-	10.5
Other actuarial gains/(losses) on defined benefit pension schemes	2.2	(2.0)
Deferred tax (expense)/credit on other actuarial gains/(losses) on defined benefit pension schemes	(0.7)	0.7
Movement on cash flow hedge	-	(0.1)
Foreign exchange translation differences:		
Attributable to equity holders of Filtrona plc	(3.7)	6.9
Attributable to minority interests	(0.3)	0.5
Income and expense recognised directly in equity	(2.5)	(18.2)
Profit for the year	36.0	33.0
Total recognised income and expense	**33.5**	14.8
Attributable to:		
Equity holders of Filtrona plc	32.3	12.9
Minority interests	1.2	1.9
Total recognised income and expense	**33.5**	14.8

Accounting policies

a Basis of preparation

The consolidated financial information has been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU in accordance with EU law (IAS Regulation EC 1606/2002) ('adopted IFRS').

Filtrona plc's 2006 Annual Report will be despatched to shareholders at the end of March 2007. The financial information set out does not constitute the Company's statutory accounts for the year ended 31 December 2006 but is derived from those accounts. Statutory accounts for 2006 will be delivered to the Registrar of Companies following the Company's Annual General Meeting which will be held on 30 April 2007. The auditor has reported on those accounts; their reports were unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

The financial information is prepared on a historical cost basis except for derivative financial instruments which are stated at fair value.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods if relevant.

The preparation of financial information that conforms with adopted IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of income and expense during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

The accounting policies used in the preparation of this financial information are detailed below. These policies have been consistently applied to all periods presented.

On 6 June 2005 the Filtrona business was demerged from Bunzl plc ('Bunzl' or 'former parent company') and the ordinary shares of Filtrona plc ('the Company') were listed on the London Stock Exchange. The demerger was effected by the payment of a dividend in specie by Bunzl and has been accounted for as if it were a reverse acquisition.

For the purposes of this financial information 'Filtrona' or 'the Group' means Filtrona plc, its subsidiaries and joint ventures.

b Basis of consolidation

(i) Subsidiaries
Subsidiaries are entities controlled by Filtrona. Control exists when Filtrona has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefit from its activities. The financial statements of subsidiaries are included in the financial information from the date that control commences until the date that control ceases.

(ii) Joint ventures
Joint ventures are accounted for using the equity method of accounting. A joint venture is an entity in which Filtrona has a long-term interest and exercises joint control. Under the equity method, Filtrona's share of the aggregate assets and liabilities is included in the balance sheet and Filtrona's share of operating profit, finance and income tax expense of the joint venture is included in the income statement.

(iii) Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expense arising from intragroup transactions are eliminated in preparing the financial information.

c Foreign currency

(i) Foreign currency transactions
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into sterling at the exchange rate ruling at that date and recognised in the income statement unless hedging criteria apply (see policy for derivative instruments).

(ii) Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at the exchange rate ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at average exchange rates.

Accounting policies (continued)

c Foreign currency (continued)

(iii) Net investment in foreign operations

Exchange differences since 1 January 2004, the date of transition to adopted IFRS, arising from the translation of the net investment in foreign operations, and related hedges are taken to the translation reserve and released to the income statement upon disposal. Differences arising prior to 1 January 2004 are included in retained earnings.

d Financial instruments

Under IAS 39, financial instruments are measured initially at fair value. The subsequent measurement depends on the classification of the financial instrument. Interest bearing loans and borrowings and other financial liabilities (excluding derivatives) are held at amortised cost, unless they are included in a hedge accounting relationship.

(i) Cash flow hedges

Where a derivative is designated as a cash flow hedge the change in fair value is recognised in equity to the extent that it is effective and any ineffective portion is recognised in the income statement. Where the underlying transaction results in a financial asset, accumulated gains and losses are recognised in the income statement in the same period as the hedged item. Where the hedged item results in a non-financial asset the accumulated gains and losses previously recognised in equity are included in the initial carrying value of the asset.

(ii) Fair value hedges

Where a derivative financial instrument is used to hedge the foreign exchange exposure of a monetary asset or liability, any gain or loss on the hedging instrument is recognised in the income statement.

(iii) Hedges of net investment in foreign operations

The gain or loss on an instrument used to hedge a net investment in a foreign operation that is deemed effective is recognised in equity. Any ineffective portion is recognised in the income statement.

e Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Previously revalued properties were treated as being held at deemed cost upon transition to adopted IFRS.

Where parts of an item of property, plant and equipment or other assets have different useful lives, they are accounted for as separate items. The carrying values of property, plant and equipment and other assets are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

f Depreciation

Property, plant and equipment are depreciated over their estimated remaining useful lives on a straight line basis at the following annual rates:

Freehold land	Not depreciated
Buildings	2% or life of lease if shorter
Plant and machinery	7 - 20%
Fixtures, fittings and equipment	10 - 33%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

g Leases

Where Filtrona has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. All other leases are treated as operating leases and the rentals expensed to the income statement on a straight line basis. Lease incentives are amortised in the income statement over the life of the lease.

h Intangible assets

(i) Goodwill

Goodwill is stated at cost less any impairment losses.

Acquisitions are accounted for using the purchase method. For acquisitions that have occurred since 1 January 2004 goodwill represents the difference between the cost and fair value of identifiable assets acquired. For acquisitions made before 1 January 2004, goodwill is included on the basis of its deemed cost, which represents the amount previously recorded under UK GAAP.

Accounting policies (continued)

h Intangible assets (continued)

(ii) Research and development

Research costs are expensed to the income statement in the year in which they are incurred.

Development costs relating to new products are capitalised if the new product is technically and commercially feasible. Other development costs are recognised in the income statement and expensed as incurred.

(iii) Customer relationships

Customer relationships are identified on acquisition of businesses and valued using discounted cash flows based on historical customer attrition rates. Amortisation is expensed in the income statement on a straight line basis over the estimated useful economic life, being a period of up to 25 years.

i Impairment

All assets, except intangible assets, deferred tax assets and inventories, are reviewed annually to determine whether there is any indication of impairment. Intangible assets are tested annually. If an indication of impairment exists the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount, being the greater of value in use and net selling price, and is recognised in the income statement. Value in use is estimated based on future cash flows discounted using a pre-tax discount rate.

j Inventories

Inventories are valued at the lower of cost (on a first in, first out basis) and net realisable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labour cost and overheads.

k Cash and cash equivalents

Cash and cash equivalents comprise cash balances and fixed term investments whose maturities are three months or less from the date of acquisition. Bank overdrafts repayable on demand which form an integral part of Filtrona's cash management are included as part of cash and cash equivalents in the statement of cash flows.

l Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

m Income tax

Income tax in the income statement comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in prior years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences arising between the tax bases and the carrying amounts of assets and liabilities in the financial information. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred tax is determined using tax rates that are expected to apply when the related deferred tax asset/liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

n Revenue

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated expenses or the possible return of goods.

o Finance income and expense

Finance income and expense is recognised in the income statement as it accrues.

The finance expense prior to demerger includes interest payable to Bunzl. Following demerger the net reported finance expense only reflects the cost of external borrowing.

Accounting policies (continued)

p Segment reporting
A segment is a distinguishable component of Filtrona that is engaged in providing products (business segment), or in providing products within a particular economic environment (geographic segment), which is subject to risks and rewards that are different from those of other segments.

For operational and financial reporting purposes, Filtrona identifies two business segments which are characterised by shared technology and raw material inputs.

q Pensions
(i) Defined contribution schemes
Obligations for contributions to defined contribution pension schemes are expensed to the income statement as incurred.

(ii) Defined benefit schemes
The significant pension schemes in Europe and the US have been accounted for on a defined benefit basis under IAS 19 (revised): *Employee benefits* ('IAS 19 (revised)'). Under IAS 19 (revised) Filtrona had to account for defined benefit pension charges up to the period of demerger on a defined contribution basis and on a defined benefit basis thereafter. Accordingly Filtrona recognised the retirement benefit obligation of £34.7m at demerger in the consolidated statement of recognised income and expense.

Actuarial gains and losses that have arisen subsequently are recognised in full in the statement of recognised income and expense.

The net obligations in respect of defined benefit pension schemes are calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on AA credit-rated bonds that have maturity dates approximating to the terms of Filtrona's obligations. The calculation is performed by a qualified independent actuary using the projected unit credit method.

The amounts charged to operating profit are the current service cost, past service cost and gains and losses on settlement and curtailments. The expected increase in the present value of scheme liabilities is included within finance expense and the expected return on scheme assets is included within finance income.

r Share-based payments
Filtrona operates equity-settled, share-based incentive plans. A charge is made in the income statement based on the fair value of options using the Black-Scholes model with a corresponding increase in equity. The fair value is measured at grant date and spread over the period between grant and vesting date of the options. The amount recognised as an expense will be adjusted to reflect the actual number of share options that vest.

The expense for share-based payments prior to demerger was the charge allocated by Filtrona's former parent company based on the participation of Filtrona employees in schemes that it operated.

The shares held indirectly in the Filtrona Employee Benefit Trust for the purpose of fulfilling obligations in respect of share option plans are treated as belonging to the Company and are deducted from its retained earnings.

s Provisions
A provision is recognised when there is a probable legal or constructive obligation as a result of a past event and a reliable estimate can be made of the outflow of economic resources that will be required to settle the obligation.

t Net debt
Net debt is defined as cash and cash equivalents, net of interest bearing loans and borrowings.

u Dividends
Dividends are recognised as a liability in the period in which they are declared.

Notes

1. Segment analysis

Filtrona comprises the following business segments:

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Business segments

	Plastic Technologies £m	Fibre Technologies £m	Central Services[†] £m	2006 Filtrona £m
Revenue	**289.5**	**254.7**	-	**544.2**
Operating profit/(loss) before intangible amortisation	41.4	28.1	(7.9)	61.6
Intangible amortisation	(0.8)	(0.1)	-	(0.9)
Operating profit/(loss)	**40.6**	**28.0**	**(7.9)**	**60.7**
Segment assets	175.0	139.1	1.2	315.3
Intangible assets	56.3	3.2	-	59.5
Unallocated items			22.9	22.9
Total assets	**231.3**	**142.3**	**24.1**	**397.7**
Segment liabilities	35.7	29.1	6.7	71.5
Unallocated items			177.5	177.5
Total liabilities	**35.7**	**29.1**	**184.2**	**249.0**
Other segment items				
Capital expenditure	21.2	12.9	0.2	**34.3**
Depreciation	13.6	9.0	0.3	**22.9**
Closing number of employees	3,159	2,413	33	**5,605**
Average number of employees	3,055	2,385	33	**5,473**

	£m	£m	£m	2005 £m
Revenue	273.3	240.4	-	513.7
Operating profit/(loss) before intangible amortisation and demerger expense	37.6	26.9	(6.7)	57.8
Intangible amortisation	(0.7)	(0.1)	-	(0.8)
Demerger expense	-	-	(1.0)	(1.0)
Operating profit/(loss)	36.9	26.8	(7.7)	56.0
Segment assets	180.1	143.1	4.5	327.7
Intangible assets	59.7	3.3	-	63.0
Unallocated items			32.2	32.2
Total assets	239.8	146.4	36.7	422.9
Segment liabilities	35.4	32.7	9.1	77.2
Unallocated items			215.4	215.4
Total liabilities	35.4	32.7	224.5	292.6
Other segment items				
Capital expenditure	21.6	16.4	0.2	38.2
Depreciation	13.3	8.5	0.3	22.1
Closing number of employees	2,873	2,340	33	5,246
Average number of employees	2,953	2,270	30	5,253

[†] Central Services includes group accounts, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the business segments

Notes (continued)

1. Segment analysis (continued)

Inter-segment sales are not significant in either year. Net finance expense of £6.1m (2005: £6.0m) and income tax expense of £18.6m (2005: £17.0m) cannot be meaningfully allocated by segment. The majority of unallocated assets relate to cash and cash equivalents and the majority of unallocated liabilities relate to interest bearing loans and borrowings, retirement benefit obligations, deferred tax liabilities, bank overdrafts and income tax payable.

Geographic segments

				2006
	Revenue by destination £m	**Segment assets £m**	**Intangible assets £m**	**Capital expenditure £m**
Europe	191.7	128.3	40.0	14.7
North America	219.6	115.6	19.2	11.6
Rest of World	132.9	71.4	0.3	8.0
	544.2	**315.3**	**59.5**	**34.3**
Unallocated items	-	22.9	-	-
	544.2	**338.2**	**59.5**	**34.3**

				2005
	£m	£m	£m	£m
Europe	183.7	124.5	40.7	16.7
North America	215.5	133.1	21.9	14.2
Rest of World	114.5	70.1	0.4	7.3
	513.7	327.7	63.0	38.2
Unallocated items	-	32.2	-	-
	513.7	359.9	63.0	38.2

All segments are continuing operations.

2. Net operating expense

	2006 £m	2005 £m
Changes in inventories of finished goods and work-in-progress	**0.2**	(0.1)
Raw materials and consumables	**250.0**	232.0
Personnel expenses (note 5)	**129.9**	124.8
Depreciation and other amounts written off property, plant and equipment	**22.9**	22.1
Amortisation and other amounts written off intangible assets	**0.9**	0.8
Demerger expense	**-**	1.0
Hire of plant and machinery - rentals payable under operating leases	**0.6**	0.5
Other operating expenses	**79.0**	76.6
Net operating expense	**483.5**	457.7

Auditor's remuneration

	Note	**2006 £m**	2005 £m
Audit of this financial information	i	**0.2**	0.2
Audit of financial statements of subsidiaries pursuant to legislation		**0.6**	0.6
Total audit fees		**0.8**	0.8
Other services pursuant to such legislation	ii	**0.1**	0.1
Other services relating to tax	iii	**0.1**	0.2
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or the Group	iv	**0.3**	-
Total non-audit fees		**0.5**	0.3
Total fees		**1.3**	1.1

Notes

i Includes remuneration and expenses for the audit of the Company for the year of £4,115 (2005: £4,000)

ii Fees for other services pursuant to such legislation related principally to the review of the interim financial statements

Notes (continued)

2. Net operating expenses (continued)

iii Other services relating to tax are fees paid for tax compliance services and tax advice

iv The Company believes that, given their detailed knowledge of Filtrona's operations, its structure and accounting policies and the importance of carrying out detailed due diligence as part of the acquisition process, it is appropriate for certain audit-related work to be carried out by the Company's auditor rather than another firm of accountants. The Audit Committee, which consists of independent Non-executive Directors, reviews and approves the level and nature of non-audit work which the auditor performs, including the fees paid for such work, thus ensuring that their objectivity and independence is not compromised. £0.4m (2005: £0.3m) of the total fees for non-audit services were charged in the UK

v Fees of £23,000 (2005: £22,000) were paid in relation to the audit of the Filtrona pension schemes

3. Net finance expense

	2006 £m	2005 £m
Finance income		
Bank deposits	**1.0**	1.1
Other finance income	**0.1**	0.1
Expected return on pension scheme assets	**7.7**	4.4
	8.8	5.6
Finance expense		
Loans and overdrafts	**(7.4)**	(5.4)
Former parent company financing	**-**	(1.7)
Other finance expense	**-**	(0.1)
Interest on pension scheme liabilities	**(7.5)**	(4.4)
	(14.9)	(11.6)
Net finance expense	**(6.1)**	(6.0)

4. Income tax expense

	2006 £m	2005 £m
Components of tax expense:		
Current tax	**22.0**	17.3
Prior years' tax	**(1.7)**	(1.2)
Double tax relief	**(2.4)**	(0.2)
Deferred tax (note 15)	**0.7**	1.1
Income tax expense	**18.6**	17.0

Income tax expense in the UK is £2.4m (2005: £1.1m).

Factors affecting income tax expense for the year

Filtrona operates across the world and is subject to income tax in many different jurisdictions. Filtrona calculates its average expected tax rate as a weighted average of the national corporate income tax rates in the tax jurisdictions in which it operates.

	2006 £m	2005 £m
Profit before income tax	**54.6**	50.0
Tax at weighted average	**18.0**	16.0
Effects of:		
Permanent disallowables	**0.8**	0.2
Overseas state and local tax	**0.8**	0.5
Unrelieved tax losses	**0.2**	1.8
Prior year adjustments	**(1.7)**	(1.2)
Other items	**0.5**	(0.3)
Income tax expense	**18.6**	17.0

Notes (continued)

5. Personnel expense

	2006 £m	2005 £m
Wages and salaries	**110.2**	105.2
Social security expense	**13.1**	13.1
Pension expense (note 17)	**5.4**	5.4
Share option expense	**1.2**	1.1
	129.9	124.8

6. Earnings per share

	2006 £m	2005 £m
Earnings attributable to equity holders of Filtrona plc	**34.5**	31.6
Adjustment*	**0.6**	1.2
Adjusted earnings	**35.1**	32.8
Basic weighted average ordinary shares in issue (million)	**218.8**	219.1#
Dilutive effect of employee share option plans (million)	**1.8**	0.8
Diluted weighted average ordinary shares (million)	**220.6**	219.9
Basic earnings per share	**15.8p**	14.4p
Adjustment*	**0.2p**	0.6p
Adjusted earnings per share	**16.0p**	15.0p
Diluted basic earnings per share	**15.6p**	14.4p

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

* The adjustment relates to intangible amortisation (2005: intangible amortisation and demerger expense) less tax relief thereon

\# The number of ordinary shares issued on demerger was used as the weighted average number for the period prior to demerger

7. Property, plant and equipment

				2006
	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	**Total £m**
Cost				
Beginning of year	59.2	267.1	40.9	**367.2**
Acquisition	-	0.1	-	**0.1**
Divestment	-	(0.7)	(0.2)	**(0.9)**
Additions	3.9	27.0	3.4	**34.3**
Disposals	(1.5)	(4.8)	(1.5)	**(7.8)**
Currency translation	(3.5)	(17.3)	(2.1)	**(22.9)**
End of year	**58.1**	**271.4**	**40.5**	**370.0**
Depreciation				
Beginning of year	12.7	147.3	26.7	**186.7**
Expense in year	1.5	17.6	3.8	**22.9**
Divestment	-	(0.7)	(0.2)	**(0.9)**
Disposals	(0.4)	(4.4)	(1.5)	**(6.3)**
Currency translation	(0.8)	(9.0)	(1.0)	**(10.8)**
End of year	**13.0**	**150.8**	**27.8**	**191.6**
Net book value at end of year	**45.1**	**120.6**	**12.7**	**178.4**

Notes (continued)

7. Property, plant and equipment (continued)

				2005
	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	Total £m
Cost				
Beginning of year	46.5	230.5	36.0	313.0
Additions	8.8	25.2	4.2	38.2
Disposals	(0.4)	(5.9)	(0.8)	(7.1)
Currency translation	4.3	17.3	1.5	23.1
End of year	59.2	267.1	40.9	367.2
Depreciation				
Beginning of year	10.8	126.6	23.1	160.5
Expense in year	1.3	17.4	3.4	22.1
Disposals	(0.2)	(5.6)	(0.7)	(6.5)
Currency translation	0.8	8.9	0.9	10.6
End of year	12.7	147.3	26.7	186.7
Net book value at end of year	46.5	119.8	14.2	180.5
Net book value at beginning of year	35.7	103.9	12.9	152.5

8. Intangible assets

			2006
	Goodwill *£m*	Customer relationships *£m*	**Total £m**
Cost			
Beginning of year	54.5	21.0	**75.5**
Acquisition (note 22)	-	0.6	**0.6**
Currency translation	(3.7)	(0.2)	**(3.9)**
End of year	**50.8**	**21.4**	**72.2**
Amortisation			
Beginning of year	11.2	1.3	**12.5**
Expense in year	-	0.9	**0.9**
Currency translation	(0.7)	-	**(0.7)**
End of year	**10.5**	**2.2**	**12.7**
Net book value at end of year	**40.3**	**19.2**	**59.5**

			2005
	Goodwill £m	Customer relationships £m	Total £m
Cost			
Beginning of year	46.9	21.9	68.8
Acquisition (note 22)	5.1	-	5.1
Currency translation	2.5	(0.9)	1.6
End of year	54.5	21.0	75.5
Amortisation			
Beginning of year	10.7	0.5	11.2
Expense in year	-	0.8	0.8
Currency translation	0.5	-	0.5
End of year	11.2	1.3	12.5
Net book value at end of year	43.3	19.7	63.0
Net book value at beginning of year	36.2	21.4	57.6

Notes (continued)

8. Intangible assets (continued)

Filtrona tests intangible assets annually for impairment, or more frequently if there are indications that they are impaired. Intangible assets are allocated to cash generating units and a discounted cash flow analysis is computed to compare discounted estimated future operating cash flows to the net carrying value of each business. The analysis is based on forecast cash flows, with zero growth used to determine terminal values. The estimated cash flows are discounted using Filtrona's weighted average cost of capital and any impairment write-downs identified are charged to the income statement. The test is dependent on management estimates and judgements, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows.

9. Inventories

	2006 £m	2005 £m
Raw materials and consumables	23.9	25.7
Work-in-progress	3.1	3.0
Finished goods and goods for resale	28.7	31.1
	55.7	59.8

Inventories held at net realisable value and amounts recognised as income from the reversal of write-downs were not significant.

10. Trade and other receivables

	2006 £m	2005 £m
Trade receivables	68.2	71.3
Other receivables	6.6	7.1
Prepayments and accrued income	6.3	7.2
	81.1	85.6

11. Cash and cash equivalents

	2006 £m	2005 £m
Bank balances	18.3	29.7
Short-term bank deposits not repayable on demand	2.4	1.0
Cash and cash equivalents	20.7	30.7
Bank overdrafts	(1.0)	(5.0)
Cash and cash equivalents in the statement of cash flows	19.7	25.7

12. Trade and other payables

	2006 £m	2005 £m
Trade payables	38.1	39.5
Other tax and social security contributions	3.2	2.8
Other payables	6.7	7.2
Accruals and deferred income	17.0	19.4
	65.0	68.9

Notes (continued)

13. Interest bearing loans and borrowings

	2006 £m	2005 £m
Non-current liabilities		
Unsecured bank loans	**117.9**	145.2
Current liabilities		
Unsecured bank loans	**0.1**	0.1
Unsecured non-bank loan	**0.5**	0.6
	0.6	0.7

Terms and debt repayment schedule

	2006 < 1 yr £m	2006 1 - 2 yrs £m	2006 2 - 5 yrs £m	2006 Total £m	2005 < 1 yr £m	2005 1 - 2 yrs £m	2005 2 - 5 yrs £m	2005 Total £m
Unsecured bank loans	0.1	0.1	117.8	118.0	0.1	0.1	145.1	145.3
Unsecured non-bank loan	0.5	-	-	0.5	0.6	-	-	0.6
	0.6	**0.1**	**117.8**	**118.5**	0.7	0.1	145.1	145.9

All debt due for repayment in two to five years must be repaid no later than May 2010.

At 31 December 2006, the majority of Filtrona's interest bearing loans and borrowings were at floating rates of interest set with reference to LIBOR for periods ranging from seven days to three months. €30m and up to US$65m of net debt was protected from adverse movements in interest rates with interest rate caps for a period of 20 months. On 24 February 2006 the interest rate on US$40m of net debt was effectively fixed at 5.1775% with an interest rate swap for a period of two years. With effect from 24 November 2006 the interest rate on a further US$30m of net debt was effectively fixed at 5.4313% with an interest rate swap for a period of two years.

At 31 December 2005, the majority of Filtrona's interest bearing loans and borrowings were at floating rates of interest set with reference to LIBOR for periods ranging from seven days to three months.

After taking into account foreign exchange swaps, the currency and interest rate profile of Filtrona's financial assets and liabilities is as follows:

	2006 Fixed rate £m	2006 Floating rate £m	2006 Non-interest bearing £m	2006 Impact of foreign exchange swaps £m	2006 Total £m	2005 Floating rate £m	2005 Non-interest bearing £m	2005 Impact of foreign exchange swaps £m	2005 Total £m
Assets									
Sterling	-	3.4	11.0	-	**14.4**	3.5	22.3	-	25.8
US dollar	-	5.0	29.8	-	**34.8**	4.9	30.2	-	35.1
Euro	-	4.3	20.7	-	**25.0**	7.5	11.7	-	19.2
Other	-	8.0	21.4	-	**29.4**	14.8	23.1	-	37.9
	-	**20.7**	**82.9**	-	**103.6**	30.7	87.3	-	118.0
Liabilities									
Sterling	-	31.1	18.9	(61.3)	**(11.3)**	37.9	27.4	(78.1)	(12.8)
US dollar	35.7	52.5	35.2	9.5	**132.9**	111.7	35.7	20.2	167.6
Euro	-	0.2	16.5	52.1	**68.8**	0.3	9.1	58.6	68.0
Other	-	-	10.4	-	**10.4**	1.0	14.1	-	15.1
	35.7	**83.8**	**81.0**	**0.3**	**200.8**	150.9	86.3	0.7	237.9

£nil (2005: £2.1m) of Filtrona's non-interest bearing financial liabilities are due for payment in one to two years.

Notes (continued)

13. Interest bearing loans and borrowings (continued)

Filtrona's available undrawn committed facilities at 31 December were:

	2006 £m	2005 £m
Expiring within one year	-	-
Expiring after one but within two years	-	-
Expiring after two years	97.2	70.0
	97.2	70.0

Any loans drawn on these facilities would bear interest at floating rates with reference to LIBOR for the period of the loan.

14. Derivative instruments

Filtrona uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, Filtrona does not hold or issue derivative financial instruments for trading purposes.

	Assets		Liabilities	
	Fair values £m	Contractual or notional amounts £m	Fair values £m	Contractual or notional amounts £m
At 31 December 2006				
Fair value hedges				
Forward foreign exchange contracts	-	1.6	-	9.7
Cash flow hedges				
Forward foreign exchange contracts	-	1.8	-	2.5
Interest rate swaps	0.2	35.9	-	-
Hedges of net investments				
Cross currency swaps	-	4.4	(0.3)	57.2
	0.2	**43.7**	**(0.3)**	**69.4**

	Assets		Liabilities	
	Fair values £m	Contractual or notional amounts £m	Fair values £m	Contractual or notional amounts £m
At 31 December 2005				
Fair value hedges				
Forward foreign exchange contracts	0.1	4.9	(0.1)	9.6
Cash flow hedges				
Forward foreign exchange contracts	-	0.8	-	0.8
Hedges of net investments				
Cross currency swaps	-	14.6	(0.7)	64.2
	0.1	20.3	(0.8)	74.6

Fair values of forward foreign exchange contracts and cross currency swaps have been calculated at year end exchange rates compared to contracted rates. Fair values of interest rate swaps have been calculated by discounting cash flows at the rates of interest prevailing at the year end. Fair values of other financial assets and liabilities are not significantly different from their carrying amounts in 2006 and 2005.

The net fair value gains on open forward foreign exchange contracts that hedge foreign currency risk of anticipated future sales and purchases will be transferred to the income statement when the forecast sales and purchases occur over the next 12 months. With the exception of the interest rate swaps discussed in note 13 all other derivative instruments mature within the next 12 months.

Filtrona has US dollar denominated borrowings and US dollar and euro currency swaps which it has designated as hedges of its net investments in subsidiary undertakings. The exchange gains of £15.5m (2005: losses of £11.3m) on these borrowings and the gains of £2.1m (2005: losses of £0.1m) on the US dollar currency swaps and gains of £0.8m (2005: gains of £0.3m) on euro currency swaps have been recognised in reserves.

Notes (continued)

15. Deferred tax

Deferred tax assets and liabilities are attributable to the following:

	2006 Assets £m	2006 Liabilities £m	2006 Net £m	2005 Assets £m	2005 Liabilities £m	2005 Net £m
Property, plant and equipment	(0.6)	17.8	**17.2**	(0.7)	13.2	12.5
Intangible assets	-	7.2	**7.2**	-	5.1	5.1
Employee benefits	(10.0)	-	**(10.0)**	(11.4)	-	(11.4)
Other	(3.8)	0.7	**(3.1)**	(4.6)	8.2	3.6
Tax (assets)/liabilities	**(14.4)**	**25.7**	**11.3**	(16.7)	26.5	9.8
Set off of tax	14.1	(14.1)	-	15.1	(15.1)	-
Net tax (assets)/liabilities	**(0.3)**	**11.6**	**11.3**	(1.6)	11.4	9.8

Movements in temporary differences in the year:

	2006 £m	2005 £m
Beginning of year	**9.8**	18.4
Charge to the income statement in respect of current year (note 4)	**0.7**	1.1
Charge to the income statement in respect of prior years	**0.9**	1.7
Recognition of defined benefit pension schemes on demerger	-	(10.5)
Charge/(credit) to reserves on movements of defined benefit pension schemes	**0.7**	(0.3)
Currency translation	**(0.8)**	(0.6)
End of year	**11.3**	9.8

No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where Filtrona is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future. A deferred tax asset of £0.7m (2005: £0.7m) has not been recognised in respect of capital losses as the realisation of this deferred tax asset is not considered probable.

16. Provisions

	2006 £m	2005 £m
Movements		
Beginning of year	**7.5**	5.6
Expensed in the income statement	-	2.5
Acquisitions	**0.3**	-
Reclassified from other payables	-	3.1
Utilised	**(2.0)**	(3.8)
Currency translation	**(0.1)**	0.1
End of year	**5.7**	7.5
Non-current	**2.7**	2.5
Current	**3.0**	5.0
	5.7	7.5

Provisions relate primarily to vacant properties, employees' compensation claims, legal claims and environmental clean up expenses. Non-current provisions are generally long-term in nature with the timing of utilisation uncertain.

17. Employee benefits

Post retirement benefits

For the period prior to demerger Filtrona employees were members of the former parent company's defined benefit and defined contribution pension schemes. The liabilities and assets of these schemes were transferred to successor Filtrona schemes following demerger. Liabilities were actuarially allocated between Filtrona and the former parent company and scheme assets were split in the same proportion as liabilities.

Notes (continued)

17. Employee benefits (continued)

Under IAS 19 (revised) Filtrona has to account for defined benefit pension costs up to the period of demerger on a defined contribution basis and on a defined benefit basis thereafter. Accordingly Filtrona recognised the retirement benefit obligation of £34.7m at demerger in the consolidated statement of recognised income and expense.

Trustees administer the schemes and the assets are held independently from Filtrona.

Pension costs of the defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes as at 5 April 2006 and annual actuarial valuations are performed on the principal US defined benefit schemes. The assets and liabilities of the defined benefit schemes have been updated to the balance sheet date from the most recent actuarial valuations taking account of the investment returns achieved by the schemes and the level of contributions.

Contributions to all schemes are determined in line with actuarial advice, local conditions and practices. Defined benefit contributions in 2007 are expected to be £5.9m, which consists of payments to fund future service accruals and contributions to amortise the deficit in respect of past service.

The amounts included in the consolidated financial information in respect of arrangements in Europe and the US are as follows:

	2006 £m	2005 £m
Amounts charged to operating profit		
Defined contribution schemes	2.2	3.6
Defined benefit schemes:		
Service cost	3.2	1.8
Total operating expense (note 5)	5.4	5.4
Amounts included as finance (income)/expense		
Expected return on scheme assets	(7.7)	(4.4)
Interest on scheme liabilities	7.5	4.4
Net financial return	(0.2)	-
Amounts recognised in the statement of recognised income and expense		
Recognition of actuarial losses on demerger	-	(34.7)
Actual return less expected return on scheme assets	5.5	5.7
Impact of changes in assumptions relating to the present value of scheme liabilities	(3.3)	(7.7)
Actuarial gain/(loss)	2.2	(36.7)

The principal assumptions used by the independent qualified actuaries for the purposes of IAS 19 (revised) were:

	2006		2005	
	Europe	US	Europe	US
Rate of increase in salaries	3.90%	4.00%	3.75%	3.00%
Rate of increase in pensions	2.90%	n/a*	2.75%	n/a*
Discount rate	5.00%	5.75%	4.75%	5.50%
Inflation rate	2.90%	n/a*	2.75%	n/a*
Expected return on scheme assets	6.10%	8.30%	5.90%	8.30%

* not applicable

The assumptions used by the actuaries are the estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

The life expectancy assumptions used to estimate defined benefit obligations at 31 December 2006 are:

	2006	
	Europe	US
Male retiring today at age 65	21.8	18.1
Female retiring today at age 65	24.7	20.4
Male retiring in 20 years at age 65	23.0	18.1
Female retiring in 20 years at age 65	25.8	20.4

Notes (continued)

17. Employee benefits (continued)

The fair value of scheme assets, which are not intended to be realised in the short-term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

					2006
	Long-term rate of return	**Europe £m**	**Long-term rate of return**	**US £m**	**Total**
Equities	6.90%	73.2	9.75%	17.5	**90.7**
Bonds	4.70%	13.3	5.75%	10.4	**23.7**
Gilts	3.90%	19.9		-	**19.9**
Other	4.70%	0.3	4.50%	0.2	**0.5**
Fair value of scheme assets		106.7		28.1	**134.8**
Present value of scheme liabilities		(131.6)		(34.1)	**(165.7)**
Retirement benefit obligations		**(24.9)**		**(6.0)**	**(30.9)**

					2005
	Long-term rate of return	Europe £m	Long-term rate of return	US £m	Total
Equities	6.80%	64.7	9.75%	18.8	83.5
Bonds	4.45%	12.5	5.75%	10.2	22.7
Gilts	3.80%	18.1		-	18.1
Other		-	4.50%	0.1	0.1
Fair value of scheme assets		95.3		29.1	124.4
Present value of scheme liabilities		(123.3)		(36.9)	(160.2)
Retirement benefit obligations		(28.0)		(7.8)	(35.8)

Movement in fair value of scheme assets/(liabilities) during the year

			2006			2005
	Scheme assets £m	**Scheme liabilities £m**	**Total £m**	Scheme assets £m	Scheme liabilities £m	Total £m
Beginning of year	**124.4**	**(160.2)**	**(35.8)**	-	-	-
Recognition of defined benefit pension schemes on demerger	-	-	-	116.2	(150.9)	(34.7)
Contribution to defined benefit pension schemes by former parent company	-	-	-	1.4	-	1.4
Service cost		**(3.2)**	**(3.2)**	-	(1.8)	(1.8)
Employer contributions	**4.7**	-	**4.7**	2.5	-	2.5
Employee contributions	**0.8**	**(0.8)**	-	0.7	(0.7)	-
Actuarial gains/(losses)	**5.5**	**(3.3)**	**2.2**	5.7	(7.7)	(2.0)
Finance income/(expense)	**7.7**	**(7.5)**	**0.2**	4.4	(4.4)	-
Benefits paid	**(4.7)**	**4.7**	-	(1.7)	1.7	-
Curtailment	-	-	-	(7.3)	7.5	0.2
Changes in scheme coverage	-	-	-	0.3	(1.1)	(0.8)
Currency translation	**(3.6)**	**4.6**	**1.0**	2.2	(2.8)	(0.6)
End of year	**134.8**	**(165.7)**	**(30.9)**	124.4	(160.2)	(35.8)

		2006		2005
	% of scheme assets/ liabilities	**£m**	% of scheme assets/ liabilities	£m
Experience gains and losses				
Difference between actual and expected return on scheme assets	**4.1**	**5.5**	4.6	5.7
Net actuarial gains/(losses) recognised in the statement of recognised income and expense	**1.3**	**2.2**	(1.2)	(2.0)

Notes (continued)

17. Employee benefits (continued)

Sensitivity

For the significant assumptions used in determining post retirement costs and liabilities, the following sensitivity analysis gives the estimate of the impact on the income statement and balance sheet for the year ended 31 December 2006.

	Scheme liabilities			Annual service cost		
	Europe £m	US £m	**Total £m**	Europe £m	US £m	**Total £m**
0.5% decrease in the discount rate	15.0	2.6	**17.6**	0.4	0.1	**0.5**
1.0% increase in the rate of inflation	25.0	-	**25.0**	0.9	-	**0.9**
1 year increase in life expectancy	3.5	1.1	**4.6**	0.1	-	**0.1**
0.5% increase in the discount rate	(13.0)	(2.2)	**(15.2)**	(0.4)	(0.1)	**(0.5)**
1.0% decrease in the rate of inflation	(20.0)	-	**(20.0)**	(0.8)	-	**(0.8)**

Share-based incentives

Filtrona operates share-based incentive plans for its Executive Directors and employees. The total charge in respect of these plans during the year was £1.2m (2005: £1.1m). Details of these plans are set out below:

Share options outstanding

2006

	At 1 Jan 2006	Weighted average exercise price	Granted during the year	Weighted average exercise price	Lapsed during the year	Weighted average exercise price	Exercised during the year	Weighted average exercise price	At 31 Dec 2006	Weighted average exercise price	Exercisable at 31 Dec 2006
LTIP Part A	2,133,262	239.5p	1,987,174	257.0p	(138,812)	239.5p	-	-	3,981,624	248.2p	-
LTIP Part B 'Matching'	600,666	-	-	-	-	-	-	-	600,666	-	-
LTIP Part B 'Performance'	515,347	-	496,810	-	-	-	-	-	1,012,157	-	-
DASB	-	-	128,320	-	-	-	-	-	128,320	-	-
SAYE 3 year plan	-	-	764,823	237.0p	(93,122)	237.0p	(843)	237.0p	670,858	237.0p	-
SAYE 5 year plan	-	-	710,677	237.0p	(46,191)	237.0p	-	-	664,486	237.0p	-
	3,249,275		4,087,804		(278,125)		(843)		7,058,111		-

2005

	At 1 Jan 2005	Granted during the year	Weighted average exercise price	Lapsed during the year	Weighted average exercise price	At 31 Dec 2005	Weighted average exercise price	Exercisable at 31 Dec 2005
LTIP Part A	-	2,281,608	239.5p	(148,346)	239.0p	2,133,262	239.5p	-
LTIP Part B 'Matching'	-	600,666	-	-	-	600,666	-	-
LTIP Part B 'Performance'	-	570,992	-	(55,645)	-	515,347	-	-
	-	3,453,266		(203,991)		3,249,275		-

Fair value model inputs for share options outstanding

2006

	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'	DASB	SAYE 3 year plan	SAYE 5 year plan
Weighted average fair value at grant	41.1p	211.9p	237.1p	276.4p	77.6p	92.2p
Weighted average share price at grant	248.2p	232.0p	262.1p	296.8p	296.3p	296.3p
Weighted average exercise price	248.2p	-	-	-	237.0p	237.0p
Weighted average volatility	22.7%	23.6%	24.1%	20.5%	20.3%	24.2%
Weighted average dividend yield	2.87%	3.07%	2.75%	2.40%	2.40%	2.40%
Weighted risk free rate	4.36%	4.10%	4.23%	4.35%	4.39%	4.36%
Expected employee retention rates	76.9%	85.0%	91.5%	98.0%	55.0%	55.0%
Expected term	3.25 years	3.00 years	3.75 years	3.00 years	3.00 years	5.00 years

Notes (continued)

17. Employee benefits (continued)

			2005
	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'
Weighted average fair value at grant	40.6p	211.9p	207.2p
Weighted average share price at grant	239.5p	232.0p	232.0p
Weighted average exercise price	239.5p	-	-
Weighted average volatility	24.0%	23.6%	23.8%
Weighted average dividend yield	2.98%	3.07%	3.07%
Weighted risk free rate	4.12%	4.10%	4.15%
Expected employee retention rates	73.7%	85.0%	85.0%
Expected term	3.25 years	3.00 years	3.75 years

All options have been valued using the Black-Scholes model.

Volatility has been calculated over the length of the expected term, for the period immediately before the grant date. The volatility of the former parent company's shares has been used as a proxy for Filtrona plc's share price volatility in the period prior to demerger.

						2006
	LTIP Part A	**LTIP Part B 'Matching'**	**LTIP Part B 'Performance'**	**DASB**	**SAYE 3 year plan**	**SAYE 5 year plan**
Contractual life	**3 – 10 years**	**3 – 6 years**	**3 – 6 years**	**3 years**	**3 years**	**5 years**

			2005
	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'
Contractual life	3 - 10 years	3 - 6 years	3 - 6 years

All options are settled with equity.

18. Share capital

	2006 £m	2005 £m
Authorised: 500 million (2005: 500 million) ordinary shares of 25p (2005: 25p) each	**125.0**	125.0
Issued and fully paid ordinary shares of 25p (2005: 25p) each	**54.8**	54.8
Number of shares in issue		
Beginning and end of year	**219,326,795**	219,326,795

On 8 June 2005 a resolution was passed reducing the ordinary share capital by 100p per share (total: £219.3m), and on 9 June 2005 this was confirmed by an Order of the High Court. The amounts arising were used to create retained earnings in the Company.

Notes (continued)

19. Movements on reserves

	Capital redemption reserve £m	Other reserve £m	Translation reserve £m	Retained earnings £m	Minority interests £m	Total £m
						2006
At 1 January 2006	**0.1**	**(132.8)**	**5.3**	**197.3**	**5.6**	**75.5**
Total recognised income and expense for the year			(3.7)	36.0	1.2	33.5
Acquisition of employee trust shares				(1.2)		(1.2)
Share option expense				1.2		1.2
Dividends paid				(14.3)	(0.8)	(15.1)
At 31 December 2006	**0.1**	**(132.8)**	**1.6**	**219.0**	**6.0**	**93.9**

	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings £m	Minority interests £m	Total £m
							2005
At 1 January 2005	-	(132.8)	-	(1.6)	(28.7)	3.9	(159.2)
Adoption of IAS 32 and IAS 39			0.1				0.1
At 1 January 2005 restated	-	(132.8)	0.1	(1.6)	(28.7)	3.9	(159.1)
Total recognised income and expense for the year			(0.1)	6.9	6.1	1.9	14.8
Transfer to retained earnings on reduction in share capital					219.3		219.3
Acquisition of employee trust shares					(1.0)		(1.0)
Share option expense					1.1		1.1
Dividends paid					(4.7)	(0.4)	(5.1)
Arising on acquisition						0.2	0.2
Redemption of £1 preference shares	0.1						0.1
Former parent company's capital contribution					4.2		4.2
Former parent company's contribution to the defined benefit pension scheme net of deferred tax					1.0		1.0
At 31 December 2005	0.1	(132.8)	-	5.3	197.3	5.6	75.5

Employee trust shares are ordinary shares of the Company held in an employee benefit trust. The purpose of this trust is to hold shares in the Company for subsequent transfer to Executive Directors and employees relating to options granted and awards made in respect of market purchase shares under the Company's share-based incentive plans. The assets, liabilities and expenditure of the trust have been incorporated in this financial information. At 31 December 2006, the trust held 872,166 (2005: 423,009) shares, upon which dividends have been waived, with an aggregate nominal value of £0.2m (2005: £0.1m) and market value of £2.3m (2005: £1.2m).

The other reserve relates to the Group reorganisation which took place as part of the demerger and represents the difference between Filtrona plc's share capital and Filtrona International Ltd's share capital and share premium on 6 June 2005 and is not distributable.

Notes (continued)

20. Analysis of net debt

	1 Jan 2006 £m	Cash flow £m	Exchange movements £m	**31 Dec 2006 £m**
Cash at bank and in hand	22.6	(5.8)	(1.0)	**15.8**
Short-term bank deposits repayable on demand	7.1	(4.3)	(0.3)	**2.5**
Short-term bank deposits not repayable on demand	1.0	1.4	-	**2.4**
Cash and cash equivalents	30.7	(8.7)	(1.3)	**20.7**
Overdrafts	(5.0)	3.9	0.1	**(1.0)**
Cash and cash equivalents in the statement of cash flows	25.7	(4.8)	(1.2)	**19.7**
Debt due within one year	(0.7)	0.1	-	**(0.6)**
Debt due after one year	(145.2)	11.8	15.5	**(117.9)**
Net debt	(120.2)	7.1	14.3	**(98.8)**

21. Operating lease commitments

At 31 December Filtrona had the following commitments under non-cancellable operating leases:

	2006 £m	2005 £m
Payable within one year	**1.6**	1.4
Payable between one and five years	**4.5**	4.4
Payable after five years	**4.4**	4.4
	10.5	10.2

22. Acquisitions

In May 2006 Filtrona purchased certain assets and the business of the CSL Digital Print division of CORGI Services Limited and, concurrently, entered into a five year agreement with CORGI Group Limited for the exclusive supply of registered gas installer identity cards.

In December 2005 Filtrona purchased an additional 30% of FractureCode Corporation ApS ('FractureCode'), taking Filtrona's share in FractureCode to 80%. FractureCode was previously accounted for as a joint venture using equity accounting. Following the purchase it is now fully consolidated and contributed £nil to operating profit before intangible amortisation in 2005.

The remaining 20% of shares in FractureCode could be acquired between March 2009 and December 2012. The consideration for the remaining 20% of shares is dependent on various profit related targets and is capped at a maximum of €40m.

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

The principal fair value adjustments are as follows:

In 2006:

There were no adjustments to the book value of assets and liabilities acquired.

In 2005:

The adjustment to intangibles represents the write-off of goodwill in the entity on acquisition in accordance with IAS 38: *Intangible Assets*.

The adjustment to investment in associate and minority interest reflects the change from equity accounting to full consolidation.

Notes (continued)

22. Acquisitions (continued)

A summary of the acquisition of CSL Digital Print in 2006 is detailed below:

	Book and fair value of assets acquired £m
Property, plant and equipment	0.1
Trade and other receivables	0.1
Provisions	(0.3)
	(0.1)
Customer relationships	0.6
Consideration, satisfied in cash	**0.5**

A summary of the effect of the acquisition of FractureCode in 2005 is detailed below:

	Book value at acquisition £m	Consistency of accounting policy £m	Fair value of assets acquired £m
Intangible assets	0.5	(0.5)	-
Trade and other receivables	0.7	-	0.7
Trade and other payables	(0.4)	-	(0.4)
Cash and cash equivalents	0.1	-	0.1
Investment in associate	-	(0.5)	(0.5)
Minority interest	-	(0.2)	(0.2)
	0.9	(1.2)	(0.3)
Goodwill			5.1
Consideration			4.8
Satisfied by:			
Accrued expenses			0.1
Cash consideration			4.7
The net cash outflow in the period in respect of the acquisition of FractureCode comprised:			
Cash consideration			4.7
Cash and cash equivalents acquired			(0.1)
Net cash outflow in respect of acquisition of FractureCode			4.6

23. Disposals

In March 2006, Filtrona completed the sale of the High Profile business for £0.3m, which was satisfied in cash, and the control of the business passed to the acquirer.

This disposal had the following effect on Filtrona's assets and liabilities:

	£m
Inventories	0.3
Trade and other receivables	0.1
Trade and other payables	(0.1)
Net identifiable assets and liabilities (at date of completion)	0.3
Consideration, satisfied in cash	**0.3**

Notes (continued)

24. Dividends

	Per share		Total	
	2006	2005	**2006**	2005
	p	p	**£m**	£m
2005 interim: paid 31 October 2005		2.13		4.7
2005 final: paid 28 April 2006		4.27		9.3
2006 interim: paid 27 October 2006	**2.30**		**5.0**	
2006 proposed final: payable 4 May 2007	**4.60**		**10.1**	
	6.90	6.40	**15.1**	14.0

25. Transactions with related parties

Other than the acquisition of FractureCode in 2005, Filtrona has not entered into any material transactions with related parties. Furthermore, throughout 2006 and 2005, no Director had a personal interest in any significant transaction of Filtrona.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

PAUL DRECHSLER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PAUL DRECHSLER

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.45 per share

14. Date and place of transaction

1 MARCH 2007, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

18,519 SHARES

16. Date issuer informed of transaction

1 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KINGDON – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
1 MARCH 2007

END

File No. 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

JEFF HARRIS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

JEFF HARRIS

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.468 per share

14. Date and place of transaction

1 MARCH 2007, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

31,651 SHARES 0.01%

16. Date issuer informed of transaction

1 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KINGDON
T: 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
1 MARCH 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
FILTRONA PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

MARK HARPER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MARK HARPER

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.005%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.44 per share

14. Date and place of transaction

1 MARCH 2007, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

95,986 SHARES (95,576 held beneficially, 410 held non-beneficially); 0.04%

16. Date issuer informed of transaction

1 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries

PATRICIA KINGDON – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification

JON GREEN
COMPANY SECRETARY

Date of notification
1 MARCH 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

NEIL SHILLINGFORD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

NEIL SHILLINGFORD

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

8,000 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.004%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£2.45 per share

14. Date and place of transaction

2 MARCH 2007, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,956; 0.005%

16. Date issuer informed of transaction

2 MARCH 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KINGDON – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
2 MARCH 2007

File No. 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 5 March 2007 of the following directors who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors

   Mark Jeremy Harper and Stephen William Dryden

3. Nature of transaction

   A Deferred Annual Share Bonus Plan ('DASB') award, and a Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant

   2 March 2007 – LTIP
   5 March 2007 - DASB

5. Period during which or date on which exercisable

   DASB – deferred until 1 March 2010 subject to the rules of the DASB
   LTIP – between 2 March 2010 and 1 March 2017, subject to the satisfaction of a specified performance condition

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

	Executive Director	**Number of 25p ordinary shares**
LTIP	Mark Harper	173,073
DASB	Mark Harper	58,858
LTIP	Steve Dryden	102,702
DASB	Steve Dryden	35,035

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   n/a

9. Total number of shares or debentures over which options held following this notification

Executive Director – <u>Mark Harper</u>

Details	**Number**
Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	126,902
Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	476,243
Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	293,507
Deferred Annual Share Bonus Plan Award	107,851
Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
TOTAL	**1,016,279**

Executive Director – <u>Steve Dryden</u>

Details	**Number**
Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	102,474
Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	286,085
Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	172,781
Deferred Annual Share Bonus Plan Award	62,538
Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
TOTAL	**635,654**

10. Any additional information

N/A

11. Name of contact and telephone number for queries

Patricia Kingdon 01908 359 100

12. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary

Date of Notification

5 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 5 March 2007 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors/PDMR

   Antony Edwards
   Jon Green
   Robert Purcell
   Sreekumar Puthen Thermedam
   Russell Rogers
   Neil Shillingford
   Alan Tidy

3. Nature of transaction

   A Deferred Annual Share Bonus Plan ('DASB') award, and a Performance Share award under Part B of the Filtrona plc Long Term Incentive Plan ('LTIP')

4. Date of grant
   2 March 2007 - LTIP
   5 March 2007 - DASB

5. Period during which or date on which exercisable

   DASB – deferred until 1 March 2010 subject to the rules of the DASB
   LTIP – between 2 March 2010 and 1 March 2017, subject to the satisfaction of a specified performance condition

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

File No: 82-34882

	PMDR	Number of 25p ordinary shares
LTIP	Antony Edwards	37,012
DASB	Jon Green	15,135
LTIP	Jon Green	39,189
DASB	Robert Purcell	25,977
LTIP	Robert Purcell	58,378
LTIP	Sreekumar Puthen Thermedam	51,351
DASB	Russell Rogers	13,439
LTIP	Russell Rogers	43,342
DASB	Neil Shillingford	19,743
LTIP	Neil Shillingford	45,945
DASB	Alan Tidy	14,798
LTIP	Alan Tidy	37,837

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

9. Total number of shares or debentures over which options held following this notification

PMDR	Details	Number
Antony Edwards	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	29,608
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	115,784
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	88,359
	Deferred Annual Share Bonus Plan Award	4,549
	TOTAL	**250,076**
Jon Green	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	105,635
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	72,459
	Deferred Annual Share Bonus Plan Award	21,171
	TOTAL	**211,041**

PMDR	Details	Number
Robert Purcell	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	85,194
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	157,416
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	115,361
	Deferred Annual Share Bonus Plan Award	48,773
	TOTAL	**418,520**
Sreekumar Puthen Thermedam	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	40,574
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	147,304
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	110,124
	Deferred Annual Share Bonus Plan Award	4,493
	TOTAL	**314,271**
Russell Rogers	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	6,106
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	115,653
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	89,023
	Deferred Annual Share Bonus Plan Award	17,626
	TOTAL	**228,408**
Neil Shillingford	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	88,300
	Deferred Annual Share Bonus Plan Award	23,019
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	85,259
	TOTAL	**196,578**

PMDR	Details	Number
Alan Tidy	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	111,607
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	81,977
	Deferred Annual Share Bonus Plan Award	21,285
	TOTAL	**226,645**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kingdon 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

Jon Green, Company Secretary

Date of Notification

5 March 2007

File No: 82-34882

Filtrona plc

Director's & PDMR disclosure of interests in shares.

The Trustee of the Filtrona Employee Benefit Trust purchased 386,675 shares in Filtrona plc on 2 March 2007 at an average weighted share price of £2.47 per share.

Following the transaction, the Filtrona Employee Benefit Trust owned 1,257,892 shares in Filtrona plc.

The following Directors and PDMR's are deemed to have an interest in some of these shares as a consequence of their participation in certain employment share schemes:

MJ Harper

SW Dryden

J Green

A Tidy

A Edwards

M Hydes

R Miranda

R Purcell

R Rogers

N Shillingford

PT Sreekumar

Released by

Jon Green
Company Secretary

Contact details
T: 01908 359 100

Filtrona plc

Director's & PDMR disclosure of interests in shares.

The Trustee of the Filtrona Employee Benefit Trust purchased 303,513 shares in Filtrona plc on 5 March 2007 at an average weighted share price of £2.45 per share.

Following the transaction, the Filtrona Employee Benefit Trust owned 1,561,405 shares in Filtrona plc.

The following Directors and PDMR's are deemed to have an interest in some of these shares as a consequence of their participation in certain employment share schemes:

MJ Harper

SW Dryden

J Green

A Tidy

A Edwards

M Hydes

R Miranda

R Purcell

R Rogers

N Shillingford

PT Sreekumar

Released by

Jon Green
Company Secretary

Contact details
T: 01908 359 100

Filtrona plc

HOLDING(S) IN COMPANY

19 March 2007

Filtrona plc announces it was informed today that, following the implementation of the FSA's Disclosure and Transparency Rules, as at 20 January 2007, Zurich Assurance Limited will not have a notifiable interest in the voting rights attached to the Company's shares.

Name of contact and telephone number for queries
Patricia Kingdon
Deputy Company Secretary
01908 359100

Name of authorised company official responsible for making this notification
Jon Green
Company Secretary and General Counsel
01908 359100

File No: 82-34882
RECEIVED
2007 APR -9 A 9:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF MAJOR INTERESTS IN SHARES
Holding(s) in Company

1. Identify of the issues or the underlying issuer of existing shares to which voting rights are attached:

   Filtrona plc

2. Reason for the notification

   An acquisition of voting rights

3. Full name of person(s) subject to the notification obligation:

   Legal & General Group Plc (Group)
   Legal & General Investment Management Limited (LGIM)
   Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.):.

   Legal & General Assurance (Pensions Management) Limited (PMC)
   Legal & General Assurance Society Limited (LGAS & LGPL)

5. Date of the transaction and date on which the threshold is crossed or reached

   16 March 2007

6. Date on which issuer notified:

   19 March 2007

7. Threshold(s) that is/are crossed or reached:

   From 12% - 13% (L&G)
   From 10% - 15% (LGIM)
   From 10% - 15% (Group)

PAK/019

8. Notified details

A: Voting rights attached to shares

Class/type of share if possible using the ISIN CODE	Situation previous to the Triggering transaction Number of shares	Situation previous to the Triggering transaction Number of Voting Rights
Ordinary 25p shares (GB00B0744359)	29,566,713	29,566,713

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of Voting Rights		% of Voting Rights	
	Direct	Direct	Indirect	Direct	Indirect
Ordinary 25p shares (GB00B0744359)	28,548,135	28,548,135	4,647,822	13.01	2.11

B: Financial Instruments

Resulting situation after the Triggering transaction

Type of financial instrument	Expiration Date	Exercise/ Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
33,195,957	15.13

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Legal & General Group plc (Direct and Indirect) (Group)	33,195,957	15.13%	Total position
Legal and General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	33,195,957	15.13%	Total position
Legal and General Investment Management Limited (LGIM) (Indirect)	33,195,957	15.13%	Total position
Legal & General Group plc (Direct)	28,548,135	13.01% (LGAS,LGPL&PMC	
Legal and General Investment Management (Holdings) Limited (Direct) (LGIMHD)	7,546,847	3.44%	PMC
Legal & General Assurance (Pensions Management) Limited (PMC)	7,546,847	3.44%	PMC
Legal & General Insurance Holdings Limited (Direct) (LGIH)	21,001,288	9.57%	LGAS&LGPL
Legal & General Assurance Society Limited (LGAS & LGPL)	21,001,288	9.57%	LGAS&LGPL
Legal & General Pensions Limited (Direct) (LGPL)			

Proxy Voting

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional Information:

Notification using shares in issue figure of 219,326,795

14. Contact name:

Patricia Kingdon

15. Contact telephone number:

01908 359100

16. Identity of the person or legal entity subject to the notification obligation

Steve Dryden
Finance Director

File No: 82-34882

FILTRONA PLC

Appointment of Non-Executive Director

Filtrona plc ("Filtrona") today announces the appointment of Lars Emilson, who recently retired as Chief Executive of Rexam plc, to its Board as a Non-executive Director with effect from 1 May 2007.

In accordance with Listing Rules 9.6.13 (1) Lars Emilson has advised that he has been appointed a director of the following company:-

Rexam plc (resigned 1 February 2007).

Lars Emilson confirms that there are no other details to be disclosed under Listing Rule 9.6.13 (2) to (6).

As at the date of this announcement Lars Emilson does not have any interest in ordinary shares in Filtrona plc.

Jeff Harris, Chairman of Filtrona, commented "I am delighted that Lars has agreed to join the Filtrona Board. His extensive experience of organic and acquisition-based growth in an international, high volume manufacturing environment is highly relevant to Filtrona and I am sure Lars will make an excellent contribution to the Company's future progress."

Name of contact and telephone number for queries:

Filtrona plc 01908 359 100

Mark Harper, Chief Executive

Steve Dryden, Finance Director

Name and signature of authorised company official responsible for making this notification:

Jon Green, Company Secretary

Date of Notification:

26 March 2007

Annual Report and Accounts 2006 and Notice of Annual General Meeting File No: 82-34882

In compliance with Listing Rule 9.6.1, Filtrona plc has submitted to the UK Listing Authority two copies of each of the documents listed below:

1. Annual Report and Accounts 2006
2. Notice of Annual General Meeting for 2007

Copies of the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Copies of the Annual Report and Accounts 2006 and Notice of Annual General Meeting are also available on the Company's website, www.filtrona.com.

END